Exemption 82-34899



MATERIAL CHANGE REPORT



SUPPL

1. Name and Address of Reporting Issuer:

Rockyview Energy Inc. ("**Rockyview**")
2100, 144 - 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

2. Date of Material Change:

January 11, 2006.

3. News Release:

A press release disclosing the details discussed in this Material Change Report was jointly issued by Rockyview and Espoir Exploration Corp. ("**Espoir**") on January 11, 2006 and disseminated through the facilities of a recognized news wire service.

4. Summary of Material Change:

On January 11, 2006, the previously announced plan of arrangement (the "**Arrangement**") involving Rockyview, Espoir and the securityholders of Espoir was completed. Rockyview issued 7.442 million common shares and paid $8.325 million cash to former shareholders of Espoir on completion of the Arrangement.

5. Full Description of Material Change:

On January 11, 2006, the Arrangement involving Rockyview, Espoir and the securityholders of Espoir was completed. The Arrangement was approved at the special meetings of the Class A and Class B shareholders of Espoir held on January 10, 2006 and by the Court of Queen's Bench of Alberta on January 11, 2006. Rockyview issued 7.442 million common shares and paid $8.325 million cash to former shareholders of Espoir on completion of the Arrangement.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

The name and business numbers of the executive officer of Rockyview who is knowledgeable of the material change and this report is:

Alan MacDonald, Vice-President, Finance and Chief Financial Officer

Telephone: (403) 538-5002
Facsimile: (403) 538-5050

9. Date of Report:

This report is dated January 12, 2006.

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Rockyview Energy


ESPOIR
Exploration Corp.

JOINT NEWS RELEASE

ROCKYVIEW ENERGY INC.
ANNOUNCES CLOSING OF ACQUISITION OF ESPOIR EXPLORATION CORP.

Calgary, Alberta, January 11, 2006 – Rockyview Energy Inc. ("**RVE**" – TSX) ("**Rockyview**") and Espoir Exploration Corp. ("**ESX.A**" and "**ESX.B**" – TSXV) ("**Espoir**") are pleased to announce that the previously announced Plan of Arrangement (the "**Arrangement**") involving Rockyview and Espoir has been completed. The Arrangement was approved at the special meetings of Class A and Class B shareholders of Espoir yesterday and by the Court of Queen's Bench of Alberta earlier today. Holders of Class A and Class B shares of Espoir voted 99.99% and 100%, respectively, in favour of the Arrangement resolution. Rockyview issued 7.442 million common shares and paid $8.325 million cash to former shareholders of Espoir on completion of the Arrangement.

Rockyview now has 19.476 million common shares outstanding.

It is anticipated that Espoir's Class A and Class B shares will be delisted from the TSX Venture Exchange at the close of business on Thursday, January 12, 2006.

Rockyview is pleased to announce the following personnel additions:

Michael Galvin – Land Manager. Mr. Galvin replaces Wayne Geddes, who left Rockyview in October to pursue other interests. Mr. Galvin has over eight years of negotiating, mineral and surface experience in the Western Canadian Sedimentary basin. Most recently, he was a Senior Landman at Direct Energy.

David Wardlaw – Manager, Geophysics. Mr. Wardlaw is a Professional Geophysicist with over 16 years of experience. Most recently, he was Vice President, Geophysics at Espoir. Mr. Wardlaw will be responsible for all of Rockyview's geophysical activities.

Chris Tanglis – Senior Geologist. Mr. Tanglis is a Professional Geologist with over 12 years of experience. Most recently, he was a Senior Geologist at Espoir. Mr. Tanglis will continue to have primary responsibility for prospect generation in Rockyview's new core area at Thunder/Neerlandia in Central Alberta.

Ken Kotkas – Senior Geologist. Mr. Kotkas is a Professional Geologist with over 12 years of experience. Most recently, he was a Senior Geologist at Espoir. Mr. Kotkas will continue to have primary responsibility for prospect generation in Rockyview's new core area at Spirit River/Gordondale in the Peace River Arch.

For further information please contact:

Rockyview Energy Inc.

Steven Cloutier, President and Chief Executive Officer
Alan MacDonald, Vice President, Finance and Chief Financial Officer
Tel: (403) 538-5000 / Fax: (403) 538-5050
Email: invest@rockyviewenergy.com

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.




Rockyview Energy

NEWS RELEASE

Rockyview Energy announces 56-section farm-in deal in core area

Calgary, Alberta, January 19, 2006 – Rockyview Energy Inc. ("**RVE**" – TSX) ("Rockyview" or the "Company") has executed a farm-in agreement with a major energy trust in its core area of Thunder/Neerlandia, in Central Alberta.

The terms of the agreement grant Rockyview access to 56 net sections of Crown mineral rights (36,000 net acres) containing multi-zone natural gas potential. Primary targets will be the Lower Cretaceous and Mississippian formations. Rockyview already has more than 18,000 net undeveloped acres in the immediate vicinity of the farm-in lands.

Rockyview has committed to drill four wells as part of the agreement, with drilling of the first two wells to begin on or before March 31, 2006 and the second two wells by July 15, 2006. Rockyview will pay 100% of the drilling and completion costs of each well and will earn a 60% working interest in the section on which each well is located. In addition, Rockyview will earn a 60% working interest in an additional section of land for each well drilled. Upon completion of the four well commitment, the Company will have ongoing options to further earn lands on identical terms. The terms of the agreement also allow Rockyview to have access to the farmor's seismic database on and within one mile of the farm-in lands.

For further information please contact:

Rockyview Energy Inc.

Steven Cloutier, President & Chief Executive Officer
Alan MacDonald, Vice President, Finance & Chief Financial Officer
Tel: (403) 538-5000 / Fax: (403) 538-5050
Email: invest@rockyviewenergy.com

Reader Advisory

Forward Looking Statements – Certain information set forth in this news release, including management's assessment of future plans, contain forward-looking statements that involve



substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond management's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of reserve estimates and currency fluctuations. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.



Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: James L. Kidd
Direct Phone: (403) 260-0181
Direct Fax: (403) 260-0330
jlk@bdplaw.com

Assistant: Brenda Long
Direct Phone: (403) 260-5743
Our File: 62118-6

Delivered Via SEDAR

January 17, 2006

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

Dear Sirs/Mesdames:

Re: Rockyview Energy Inc. (the "Corporation") - Alternative Business Acquisition Report

We act as legal counsel to the Corporation in connection with the filing of the information circular of Espoir Exploration Corp. ("**Espoir**") dated December 6, 2005 (the "**Information Circular**") with respect to the plan of arrangement involving Espoir, the securityholders of Espoir and the Corporation.

Pursuant to section 8.2 of National Instrument 51-102 – *Continuous Disclosure Obligations* ("**N.I. 51-102**"), we hereby provide notice that the Corporation has filed the Information Circular an alternative form of "Business Acquisition Report" as such term is defined in N.I. 51-102.

If you require any further information, please do not hesitate to contact me.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

"James Kidd"

James Kidd

Copy to: Rockyview Oil & Gas Ltd. – Alan MacDonald, Vice President, Finance and Chief Financial Officer (via e-mail)
Burnet, Duckworth & Palmer LLP – Fred Davidson (via e-mail)

G:\062118\0006\SEDAR letter 01.doc

Exemption 82-34899



ESPOIR

Exploration Corp.



Notices of Special Meetings
to be held on January 10, 2006

- and -

Notice of Petition to the Court of Queen's Bench of Alberta

- and -

INFORMATION CIRCULAR

concerning the merger of

ROCKYVIEW ENERGY INC. and ESPOIR EXPLORATION CORP.

through

a Plan of Arrangement involving

ROCKYVIEW ENERGY INC., ESPOIR EXPLORATION CORP.
and the security holders of ESPOIR EXPLORATION CORP.

December 6, 2005

TABLE OF CONTENTS

Page

NOTICE OF SPECIAL MEETING OF ESPOIR CLASS A SHAREHOLDERS 3
NOTICE OF SPECIAL MEETING OF ESPOIR CLASS B SHAREHOLDERS 5
NOTICE OF PETITION 7
GLOSSARY OF TERMS 9
INTRODUCTION 13
INFORMATION FOR UNITED STATES SHAREHOLDERS 13
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS 14
SUMMARY 17
PROXY AND VOTING MATTERS 25
Solicitation of Proxies 25
Appointment and Revocation of Proxies 25
Voting and Record Date 27
THE ARRANGEMENT 27
General 27
Background to the Arrangement 27
Benefits of the Arrangement 28
Arrangement Agreement 28
The Plan of Arrangement 31
Recommendation of the Espoir Board of Directors 32
Fairness Opinion of GMP 32
Voting Support Agreements 32
Management of New Rockyview 33
Timing 33
Rights of Dissenting Espoir Shareholders 33
Stock Exchange Listing 33
Interest of Certain Persons or Companies in Matters to be Acted Upon 33
Resale of Rockyview Shares 34
Key Approvals and Conditions Precedent 34
Exchange of Share Certificates 35
Securities Law Matters 36
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS 36
Residents of Canada 37
Taxation of Participating Espoir Shareholders 37
Taxation of Capital Gains and Capital Losses 38
Taxation of Dividends on Rockyview Shares 39
Subsequent Disposition of Rockyview Shares 39
Non-Residents of Canada 39
Disposition of Espoir Shares and Rockyview Shares 39
Dividends on Rockyview Shares 40
Taxation of Dissenting Espoir Shareholders 40

TABLE OF CONTENTS
(continued)

Page

OTHER BUSINESS AT THE MEETINGS 41
INFORMATION CONCERNING NEW ROCKYVIEW 41
Business of New Rockyview 41
Description of Rockyview Share Capital 41
Pro Forma Capitalization (unaudited) 41
Diluted Share Capital of New Rockyview 42
Principal Shareholders of New Rockyview 42
Management of New Rockyview 42
Aggregate Ownership of Securities 43
Auditors, Transfer Agent and Registrar 43
Legal Proceedings 43
Rockyview Stock Option Plan 44
SELECTED FINANCIAL AND OPERATIONAL INFORMATION 45
Operational Information 45
Compensation 46
RISK FACTORS 46
Completion of the Arrangement 47
Business Combination Risks 47
Exploration, Development and Production Risks 47
Competition 48
Regulatory 48
Environmental 48
Prices, Markets and Marketing 49
Substantial Capital Requirements 49
Additional Funding Requirements 49
Issuance of Debt 49
Accounting 50
Hedging 50
Availability of Drilling Equipment and Access 50
Title to Assets 50
Reserve Estimates 50
Insurance 51
Reserves Replacement 51
Dividends 51
Conflicts of Interest 51
Reliance on Key Personnel 51
Dilution 51
Aboriginal Claims 51
Delays in Business Operations 52
Changes in Legislation 52
Seasonality 52
Income Taxes 52

TABLE OF CONTENTS
(continued)

Page

Assessments of Value of Acquisitions 52
Borrowing 52
Third Party Credit Risk 53
INDUSTRY CONDITIONS 53
Pricing and Marketing – Oil and Natural Gas 53
The North American Free Trade Agreement 53
Provincial Royalties and Incentives 54
Land Tenure 55
Environmental Regulation 55
APPROVAL OF DIRECTORS 55
CONSENTS 56

SCHEDULES

SCHEDULE "A" - Arrangement Resolution
SCHEDULE "B" - Interim Order of the Court of Queen's Bench of Alberta
SCHEDULE "C" - Fairness Opinion of GMP Securities L.P.
SCHEDULE "D" - Unaudited Pro Forma Financial Statements
SCHEDULE "E" - Information Concerning Rockyview Energy Inc.
SCHEDULE "F" - Information Concerning Espoir Exploration Corp.
SCHEDULE "G" - Section 191 of the *Business Corporations Act* (Alberta)
SCHEDULE "H" - Arrangement Agreement

Espoir Exploration Corp.
700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7

December 6, 2005

Dear Espoir Shareholder,

The Directors of Espoir Exploration Corp. ("Espoir") invite you to attend special meetings (collectively, the "Espoir Meetings") of the holders of Espoir Class A shares ("Espoir Class A Shareholders") and holders of Espoir Class B shares ("Espoir Class B Shareholders"), to be held in the Strand Tivoli Room, Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta at 3:00 p.m. and 3:15 p.m. (Calgary time), respectively, on Tuesday, January 10, 2006.

On October 31, 2005, Espoir and Rockyview Energy Inc. ("Rockyview") announced that they had entered into an arrangement agreement dated October 31, 2005, as amended and restated on November 29, 2005, (the "Arrangement Agreement") pursuant to which, among other things, Espoir agreed to merge with Rockyview and Rockyview agreed to acquire all of the issued and outstanding shares of Espoir on the following basis:

(1) Class B shares ("Class B Shares") of Espoir will be converted into Class A shares ("Class A Shares") of Espoir on the basis of 3.1348 Class A Shares for each Class B Share; and

(2) Espoir Class A Shareholders (including former Espoir Class B Shareholders who receive Espoir Class A Shares upon conversion of their Class B Shares) will, at their election, receive $3.19 cash or 0.5148 of a common share of Rockyview ("Rockyview Share") per Class A Share, subject to the Maximum Cash Consideration and the Maximum Share Consideration (described below);

(together, referred to as the "Arrangement"). The total consideration offered by Rockyview under the Arrangement is subject to a maximum of $8.325 million cash (the "Maximum Cash Consideration") and 7.445 million Rockyview Shares (the "Maximum Share Consideration"). If no election is made, an Espoir Class A Shareholder or former Espoir Class B Shareholder will be deemed to have elected to receive Rockyview Shares only.

Upon completion of the Arrangement, former Espoir Class A Shareholders and Espoir Class B Shareholders will hold approximately 38% of the outstanding Rockyview Shares, based on the pro forma financial statements set forth in Schedule "D" of the attached information circular (the "Information Circular"). Detailed information in respect of matters contemplated by the Arrangement and brought before you is set out in the Information Circular, including the schedules thereto.

At the respective Espoir Meetings, you will be asked to consider and, if deemed advisable, to approve, with or without variation, a resolution, the full text of which is set out in Schedule "A" to the Information Circular, authorizing the implementation of the Arrangement.

THE BOARD OF DIRECTORS OF ESPOIR HAS UNANIMOUSLY (WITH MR. A. SCOTT DAWSON WHO IS A DIRECTOR OF BOTH ESPOIR AND ROCKYVIEW, ABSTAINING) APPROVED THE TERMS OF THE ARRANGEMENT.

THE BOARD OF DIRECTORS OF ESPOIR RECOMMENDS THAT YOU VOTE IN FAVOUR OF THE ARRANGEMENT AGREEMENT AT THE RESPECTIVE ESPOIR MEETING FOR THE REASONS SET OUT IN THE ATTACHED CIRCULAR.

Your vote on the matters to be acted upon at the Espoir Meetings is important, as the Arrangement must be approved by two-thirds (2/3) of the votes cast by each of the Espoir Class A Shareholders and the Espoir Class B Shareholders at the Espoir Meetings in order to proceed. Espoir Optionholders have already unanimously approved the Arrangement. If the requisite approvals are obtained, an order of the Court of Queen's Bench of Alberta approving the Arrangement will be sought following the Espoir Meetings.

We hope that you will be able to attend the applicable Espoir Meeting(s) in person; however, if you cannot attend, please complete and return the applicable enclosed proxy or proxies (blue for holders of Class A Shares and green for holders of Class B Shares) to the office indicated on such instrument(s) of proxy, which will assure you of representation at the applicable Espoir Meeting(s).

For registered Espoir Class A Shareholders and Class B Shareholders, the accompanying Letter of Transmittal and Election Form printed on yellow paper, must be completed and returned to the office specified, with the certificate(s) representing your Class A Shares and/or Class B Shares, as applicable, in order to receive Rockyview Shares and/or a cheque representing the cash payment following the effective date of the Arrangement.

Sincerely,

ESPOIR EXPLORATION CORP.

(signed) *"Bruce M. Beynon"*
Bruce M. Beynon
President and Chief Executive Officer

ESPOIR EXPLORATION CORP.

NOTICE OF SPECIAL MEETING OF ESPOIR CLASS A SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated December 6, 2005, a special meeting (the "Espoir Class A Shareholders' Meeting") of the holders ("Espoir Class A Shareholders") of the outstanding Class A shares (the "Class A Shares") of Espoir Exploration Corp. ("Espoir") will be held in the Strand Tivoli Room, Metropolitan Centre, 333 - 4th Avenue S.W, Calgary, Alberta at 3:00 p.m. (Calgary time) on Tuesday, January 10, 2006 for the following purposes:

(1) to consider and, if deemed fit, pass a special resolution (the "Arrangement Resolution"), substantially in the form attached as Schedule "A" to the accompanying information circular (the "Information Circular") of Espoir, approving an arrangement (the "Arrangement") under Section 193 of the *Business Corporations Act* (Alberta) (the "ABCA") involving Espoir and Rockyview pursuant to which, among other things, Espoir will merge with Rockyview and Rockyview will acquire all of the issued and outstanding shares of Espoir on the following basis:

  (i) Class B shares ("Class B Shares") of Espoir will be converted into Class A Shares on the basis of 3.1348 Class A Shares for each Class B Share; and

  (ii) Espoir Class A Shareholders (including former holder of Class B Shares who receive Class A Shares upon conversion of their Class B Shares) will, at their election, receive $3.19 cash or 0.5148 of a common share of Rockyview ("Rockyview Share") per Class A Share, subject to the Maximum Cash Consideration and the Maximum Share Consideration (described below);

  (together, referred to as the "Arrangement"); and

(2) to transact such other business as may properly come before the Espoir Class A Shareholders' Meeting or any adjournment or adjournments thereof.

The total consideration offered by Rockyview under the Arrangement is subject to a maximum of $8.325 million cash (the "Maximum Cash Consideration") and 7.445 million Rockyview Shares (the "Maximum Share Consideration"). If no election is made, an Espoir Class A Shareholder or former Espoir Class B Shareholder will be deemed to have elected to receive Rockyview Shares only.

The Information Circular contains detailed information concerning Rockyview, Espoir and the Arrangement and the other matters to be considered at the Espoir Class A Shareholders' Meeting and should be carefully reviewed by Espoir Class A Shareholders.

Only holders of Class A Shares at the close of business on November 29, 2005 (the "Record Date") are entitled to notice of the Espoir Class A Shareholders' Meeting or any adjournment or adjournments thereof and to vote thereat unless, after the Record Date, a holder of record transfers his or her Class A Shares and the transferee, upon producing properly endorsed certificates evidencing such Class A Shares or otherwise establishing to the satisfaction of Espoir that he or she owns such Class A Shares, requests not later than 10 days before the Espoir Class A Shareholders' Meeting that the transferee's name be included in the list of Espoir Class A Shareholders entitled to vote, in which case such transferee shall be entitled to vote such Class A Shares at the Espoir Class A Shareholders' Meeting.

Espoir Class A Shareholders may vote in person at the Espoir Class A Shareholders' Meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be an Espoir Class A Shareholder) as their proxy to attend and vote in their place. Espoir Class A Shareholders unable to be present at the Espoir Class A Shareholders' Meeting are requested to date and sign the applicable enclosed form of proxy and return it to Valiant Trust Company, in the enclosed envelope or otherwise deliver it in person or by courier to Suite 310, 606 - 4th Street S.W., Calgary, AB T2P 1T1, on or before 3:00 p.m. (Calgary time) on the second last business day prior to the Espoir Class A Shareholders' Meeting or any adjournment or adjournments thereof.

Pursuant to the ABCA, registered holders of Class A Shares have a right of dissent with respect to the Arrangement and, if the Arrangement becomes effective, to be paid the fair value of their Class A Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order. A holder of Class A Shares wishing to exercise rights of dissent with respect to the Arrangement must send to Espoir a written objection to the resolution, which written objection must be received by the Secretary of Espoir or the Chairman of the Class A Shareholders' Meeting at or before the Espoir Class A Shareholders' Meeting. A holder of Class A Shares right of dissent is more particularly described in the accompanying Information Circular and a copy of the Interim Order and the text of Section 191 of the ABCA is set forth in Schedules "B" and "G", respectively, to the accompanying Information Circular. **Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right of dissent. Beneficial owners of Class A Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Class A Shares are entitled to dissent. Accordingly, a beneficial owner of Class A Shares desiring to exercise his or her right of dissent must make arrangements for the Class A Shares beneficially owned by him or her to be registered in his or her name prior to the time the written objection to the Arrangement Resolution is required to be received by Espoir or, alternatively, make arrangements for the registered holder of his or her Class A Shares to dissent on his or her behalf.**

Calgary, Alberta
December 6, 2005

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"Bruce M. Beynon"*
Bruce M. Beynon, President and Chief Executive Officer
Espoir Exploration Corp.

ESPOIR EXPLORATION CORP.

NOTICE OF SPECIAL MEETING OF ESPOIR CLASS B SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated December 6, 2005, a special meeting (the "Espoir Class B Shareholders' Meeting") of the holders ("Espoir Class B Shareholders") of the outstanding Class B shares (the "Class B Shares") of Espoir Exploration Corp. ("Espoir") will be held in the Strand Tivoli Room, Metropolitan Centre, 333 - 4th Avenue S.W, Calgary, Alberta at 3:15 p.m. (Calgary time) on Tuesday, January 10, 2006 for the following purposes:

(1) to consider and, if deemed fit, pass a special resolution (the "Arrangement Resolution"), substantially in the form attached as Schedule "A" to the accompanying information circular (the "Information Circular") of Espoir, approving an arrangement (the "Arrangement") under Section 193 of the *Business Corporations Act* (Alberta) (the "ABCA") involving Espoir and Rockyview pursuant to which, among other things, Espoir will merge with Rockyview and Rockyview will acquire all of the issued and outstanding shares of Espoir on the following basis:

  (i) Class B Shares will be converted into Class A shares ("Class A Shares") of Espoir on the basis of 3.1348 Class A Shares for each Class B Share; and

  (ii) Espoir Class A shareholders (including former Espoir Class B Shareholders who receive Espoir Class A Shares upon conversion of their Class B Shares) will, at their election, receive $3.19 cash or 0.5148 of a common share of Rockyview ("Rockyview Share") per Class A Share, subject to the Maximum Cash Consideration and the Maximum Share Consideration (described below);

  (together, referred to as the "Arrangement"); and

(2) to transact such other business as may properly come before the Espoir Class B Shareholders' Meeting or any adjournment or adjournments thereof.

The total consideration offered by Rockyview under the Arrangement is subject to a combined maximum of $8.325 million cash (the "Maximum Cash Consideration") and 7.445 million Rockyview Shares (the "Maximum Share Consideration"). If no election is made, an Espoir Class A Shareholder or former Espoir Class B Shareholder will be deemed to have elected to receive Rockyview Shares only.

The Information Circular contains detailed information concerning Rockyview, Espoir and the Arrangement and the other matters to be considered at the Espoir Class B Shareholders' Meeting and should be carefully reviewed by Espoir Class B Shareholders.

Only holders of Class B Shares at the close of business on November 29, 2005 (the "Record Date") are entitled to notice of the Espoir Class B Shareholders' Meeting or any adjournment or adjournments thereof and to vote thereat unless, after the Record Date, a holder of record transfers his or her Class B Shares and the transferee, upon producing properly endorsed certificates evidencing such Class B Shares or otherwise establishing to the satisfaction of Espoir that he or she owns such Class B Shares, requests not later than 10 days before the Espoir Class B Shareholders' Meeting that the transferee's name be included in the list of Espoir Class B Shareholders entitled to vote, in which case such transferee shall be entitled to vote such Class B Shares at the Espoir Class B Shareholders' Meeting.

Espoir Class B Shareholders may vote in person at the Espoir Class B Shareholders' Meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be an Espoir Class B Shareholder) as their proxy to attend and vote in their place. Espoir Class B Shareholders unable to be present at the Espoir Class B Shareholders' Meeting are requested to date and sign the applicable enclosed form of proxy and return it to Valiant Trust Company, in the enclosed envelope or otherwise deliver it in person or by courier to Suite 310, 606 - 4th Street S.W., Calgary, AB T2P 1T1, on or before 3:15 p.m. (Calgary time) on the second last business day prior to the Espoir Class B Shareholders' Meeting or any adjournment or adjournments thereof.

Pursuant to the ABCA, registered holders of Class B Shares have a right of dissent with respect to the Arrangement and, if the Arrangement becomes effective, to be paid the fair value of their Class B Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order. A holder of Class B Shares wishing to exercise rights of dissent with respect to the Arrangement must send to Espoir a written objection to the resolution, which written objection must be received by the Secretary of Espoir or the Chairman of the Espoir Class B Shareholders' Meeting at or before the Class B Shareholders' Meeting. A holder of Class B Shares right of dissent is more particularly described in the accompanying Information Circular and a copy of the Interim Order and the text of Section 191 of the ABCA is set forth in Schedules "B" and "G", respectively, to the accompanying Information Circular. **Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right of dissent. Beneficial owners of Class B Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Class B Shares are entitled to dissent. Accordingly, a beneficial owner of Class B Shares desiring to exercise his or her right of dissent must make arrangements for the Class B Shares beneficially owned by him or her to be registered in his or her name prior to the time the written objection to the Arrangement Resolution is required to be received by Espoir or, alternatively, make arrangements for the registered holder of his or her Class B Shares to dissent on his or her behalf.**

Calgary, Alberta
December 6, 2005

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"Bruce M. Beynon"*
Bruce M. Beynon, President and Chief Executive Officer
Espoir Exploration Corp.

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ROCKYVIEW ENERGY INC., ESPOIR EXPLORATION CORP., AND THE SECURITYHOLDERS OF ESPOIR EXPLORATION CORP.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Espoir Exploration Corp. ("Espoir") with respect to a proposed arrangement (the "Arrangement") under section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended (the "ABCA"), including Rockyview Energy Inc. ("Rockyview"), Espoir, the holders of Class A shares of Espoir ("Espoir Class A Shareholders") and the holders of Class B shares of Espoir ("Espoir Class B Shareholders"), the holders of options to acquire Class A shares ("Espoir Optionholders") (the Espoir Class A Shareholders, the Espoir Class B Shareholders and the Espoir Optionholders are collectively referred to as the "Espoir Securityholders"), which Arrangement is described in greater detail in the information circular of Espoir dated December 6, 2005 (the "Information Circular") accompanying this Notice of Petition. At the hearing of the Petition, Espoir intends to seek:

(a) a declaration that the terms and conditions of the Arrangement are fair to the Espoir Securityholders;

(b) an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA;

(c) a declaration that the Arrangement will, upon the filing of the Arrangement, the Articles of Arrangement and the Order confirming the Arrangement, pursuant to the provisions of section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date (as defined in the Information Circular); and

(d) such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before the Honourable Justice in Chambers at the Court of Queen's Bench of Alberta, 611 - 4th Street S.W., Calgary, Alberta, on the 11th day of January, 2006 at 9:30 a.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Espoir Securityholder or any other interested party desiring to support or oppose the Petition, may appear at the time of hearing in person or by counsel for that purpose. **Any Espoir Securityholder or any other interested party desiring to appear at the hearing is required to serve upon Espoir in the case of a Espoir Securityholder, on or before 5:00 p.m. (Calgary time) on January 6, 2006, a notice of intention to appear, including an address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court.** Service on Espoir is to be effected by delivery to the solicitors for Espoir and at its address below. If any Espoir Securityholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Espoir and that, in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by Interim Order, has given directions as to the calling of meetings of Espoir Class A Shareholders and Espoir Class B Shareholders for the purpose of such persons voting

upon resolutions to approve the Arrangement and has directed that, for registered Espoir Class A Shareholders and Espoir Class B Shareholders, the right to dissent with respect to the Arrangement under the provisions of section 191 of the ABCA, as amended by such Interim Order, shall be applicable.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Espoir Securityholder, or other interested party requesting the same, by the undermentioned solicitors for Espoir, upon written request delivered to such solicitors as follows:

Burstall Winger LLP
3100 Home Oil Tower
324 - 8th Avenue S.W.
Calgary, Alberta
T2P 2Z2

Attention: Harley Winger

DATED at the City of Calgary, in the Province of Alberta, this 6th day of December, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF ESPOIR EXPLORATION CORP.

(signed) *"Bruce M. Beynon"*
Bruce M. Beynon, President and Chief Executive Officer

GLOSSARY OF TERMS

Unless the context indicates otherwise, the terms set forth below shall have the meanings set forth below when used in this Information Circular and the Schedules attached thereto, including this Glossary of Terms.

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

"**Acquisition Proposal**" means with respect to Espoir, any inquiry or the making of any proposal to Espoir or the Espoir Shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Espoir or the Espoir Shareholders of any securities of Espoir or its subsidiaries (other than on exercise of currently outstanding Espoir Options); (ii) any acquisition of a significant amount of the assets of Espoir or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving Espoir or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Espoir or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Rockyview under the Arrangement Agreement or the Arrangement;

"**Arrangement**" means the arrangement under the provisions of Section 193 of the ABCA as set out in the Plan of Arrangement.

"**Arrangement Agreement**" means the amended and restated arrangement agreement dated November 29, 2005 between Rockyview and Espoir, a copy of which is attached as Schedule "H" to the Information Circular.

"**Arrangement Effective Date**" means the date the Articles of Arrangement are filed with the Registrar.

"**Arrangement Effective Time**" means the Effective Time of the Arrangement Effective Date.

"**Arrangement Resolution**" means the special resolution of the Espoir Shareholders approving the Plan of Arrangement, in substantially the form attached as Schedule "A" to this Information Circular.

"**Articles of Amendment**" means the articles of amendment in respect of the conversion of each Espoir Class B Share into 3.1348 Espoir Class A Shares.

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted.

"**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business.

"**Cash Consideration**" means the consideration in the form of cash to be received on the election of an Espoir Class A Shareholder pursuant to the Plan of Arrangement.

"**Closing**" means the completion of the Arrangement.

"**Corporation**" means either Rockyview or Espoir, as the context requires, and "Corporations" means Rockyview and Espoir, collectively.

"**Court**" means the Court of Queen's Bench of Alberta.

"**CRA**" means the Canada Revenue Agency.

"**Dissenting Espoir Class A Shareholders**" means Espoir Class A Shareholders whose shares are registered in their names on the shareholders' register of Espoir and who validly exercise the rights of dissent provided to them under the ABCA, as modified or supplemented by the Interim Order.

"**Dissenting Espoir Class B Shareholders**" means Espoir Class B Shareholders whose shares are registered in their names on the shareholders' register of Espoir and who validly exercise the rights of dissent provided to them under the ABCA, as modified or supplemented by the Interim Order.

"**Dissenting Espoir Shareholder**" means a Dissenting Espoir Class A Shareholder or a Dissenting Espoir Class B Shareholder, as the context requires.

"**Effective Date**" means the date on which the Articles of Amendment, Articles of Arrangement, the Plan of Arrangement and the Final Order, together with all other documents required by the ABCA, are filed with the Registrar giving effect to the Arrangement.

"**Effective Time**" means 12:01 a.m. on the Effective Date.

"**Espoir** " means Espoir Exploration Corp., a corporation incorporated under the ABCA.

"**Espoir Class A Shareholders**" means holders of Espoir Class A Shares.

"**Espoir Class B Shareholders**" means holders of Espoir Class B Shares.

"**Espoir Class A Shareholders' Meeting**" means the special meeting of Espoir Class A Shareholders to be held on January 10, 2006 to consider and, if thought fit, approve the Arrangement and other matters, if any, related thereto.

"**Espoir Class B Shareholders' Meeting**" means the special meeting of Espoir Class B Shareholders to be held on January 10, 2006 to consider and, if thought fit, approve the Arrangement and other matters, if any, related thereto.

"**Espoir Class A Shares**" or "**Class A Shares**" means Class A shares in the capital of Espoir.

"**Espoir Class B Shares**" or "**Class B Shares**" means Class B shares in the capital of Espoir.

"**Espoir Letter of Transmittal and Election Form**" means the letter of transmittal and election form to be forwarded by Espoir to the Espoir Shareholders.

"**Espoir Meetings**" means, collectively, the Espoir Class A Shareholders' Meeting and the Espoir Class B Shareholders' Meeting.

"**Espoir Notices of Meetings**" or "**Notices of Meeting**" means the notices of the Espoir Meetings which accompany this Information Circular.

"**Espoir Options**" means the options to acquire Espoir Class A Shares issued under the Espoir Stock Option Plan.

"**Espoir Optionholders**" means holders of Espoir Options.

"**Espoir Shares**" means, collectively, the Espoir Class A Shares and the Espoir Class B Shares.

"**Espoir Shareholders**" means, collectively, the holders of Espoir Shares and "**Espoir Shareholder**" means any one of them.

"**Espoir Stock Option Plan**" means the stock option plan of Espoir dated July 9, 2003.

"**Fairness Opinion**" means the opinion of GMP dated December 6, 2005, a copy of which is attached as Schedule "C" to this Information Circular.

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

"**GLJ**" means GLJ Petroleum Consultants Ltd., independent petroleum consulting engineers of Calgary, Alberta.

"**GLJ Espoir Report**" means the report prepared by GLJ effective as at October 1, 2005 on the oil and natural gas reserves of Espoir and net present worth of future production revenue attributable thereto.

"**GLJ Rockyview Report**" means the report prepared by GLJ effective as at December 31, 2004 on the oil and natural gas reserves of Rockyview and net present worth of future production revenue attributable thereto.

"**GMP**" means GMP Securities L.P., financial advisor to Espoir in connection with the Arrangement.

"**Governing Documents**" in respect of a Corporation means the Certificate and Articles of Incorporation, Amalgamation or Continuance and by-laws of the Corporation, together with all amendments thereto.

"**Governmental Entity**" means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"**Information Circular**" means this Information Circular dated December 6, 2005 of Espoir furnished in connection with the solicitation of proxies for use at the Espoir Meetings.

"**Interim Order**" means the interim order of the Court dated December 6, 2005 concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Espoir Class A Shareholders' Meeting and the Espoir Class B Shareholders' Meeting as such orders may be affirmed, amended or modified by any court of competent jurisdiction, a copy of which Interim Order is attached as Schedule "B" to this Information Circular.

"**Law**" means any law, by-law, rule, regulation, order, ordinance, protocol, code, guideline, policy, notice, direction and judgement or other requirement of any Governmental Entity.

"**Maximum Cash Consideration**" means $8,325,000, which is the maximum cash amount payable to Espoir Shareholders for tendered Espoir Shares pursuant to the Arrangement.

"**Maximum Share Consideration**" means 7,445,000 Rockyview Shares, which is the maximum number of Rockyview Shares issuable to Espoir Shareholders as consideration for tendered Espoir Shares pursuant to the Arrangement.

"**Merger**" means the business combination of Rockyview and Espoir pursuant to the Arrangement.

"**misrepresentation**" has the meaning ascribed thereto in the *Securities Act* (Alberta).

"**New Rockyview**" means Rockyview after giving effect to the Arrangement and Merger with Espoir.

"**Non-Canadian Partnership**" means a partnership that is not a "Canadian partnership" as defined in the Tax Act.

"**Non-Resident**" means an Espoir Shareholder who is not resident in Canada for purposes of the Tax Act.

"**Olympia**" means Olympia Trust Company.

"**Plan of Arrangement**" means the plan of arrangement set out in Schedule A to the Arrangement Agreement, as amended or supplemented from time to time.

"**Record Date**" means November 29, 2005.

"**Registrar**" means the Registrar of Corporations for the Province of Alberta.

"**Rockyview**" means Rockyview Energy Inc., a corporation amalgamated under the ABCA and where the context provides, shall refer to New Rockyview.

"**Rockyview Shares**" means the common shares in the capital of Rockyview and where the context provides, shall refer to New Rockyview Shares.

"**Rockyview Stock Option Plan**" means the stock option plan of Rockyview dated effective as of June 20, 2005.

"**Rockyview Options**" means stock options granted pursuant to the Rockyview Stock Option Plan.

"**Schedules**" means the schedules to this Information Circular which are incorporated herein and form part of this Information Circular.

"**subsidiary**" has the meaning attributed thereto in the ABCA.

"**Superior Proposal**" means an unsolicited *bona fide* written Acquisition Proposal that, if consummated in accordance with the terms thereof, would result in a transaction more favourable from a financial point of view to the Espoir Shareholders than the Arrangement.

"**Tax Act**" means the *Income Tax Act* (Canada) R.S.C. 1985, c.1 (5th Supp.), as amended, including the regulations promulgated thereunder.

"**TSX**" means the Toronto Stock Exchange.

"**TSXV**" means the TSX Venture Exchange.

"**United States**", "**U.S.**" and "**US**" means United States of America, its territories and possessions, any state of United States, and the District of Columbia.

"**Valiant**" means Valiant Trust Company.

"**1933 Act**" means the United States Securities Act of 1933, as amended.

"**1934 Act**" means the United States Securities Exchange Act of 1934, as amended.

INFORMATION CIRCULAR

INTRODUCTION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Espoir for use at the Espoir Meetings to be held on Tuesday, January 10, 2006 and any adjournment thereof for the purposes of considering, and if thought appropriate, approving the Arrangement. No person has been authorized to give any information or make any representations or warranties in connection with the Arrangement or other matters to be considered at the Espoir Meetings other than those contained in this Information Circular and if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Rockyview in this Information Circular has been provided by Rockyview. Although Espoir has no knowledge that would indicate that any of such information is untrue or incomplete, Espoir does not assume responsibility for the accuracy or completeness of such information or the failure by Rockyview to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Espoir.

All summaries of, and references to the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule "H" to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

WE ARE NOT GIVING YOU LEGAL, TAX OR INVESTMENT ADVICE, AND URGE YOU TO CONSULT YOUR OWN ADVISORS.

ALL ESPOIR SHAREHOLDERS NOT RESIDENT IN CANADA ARE URGED TO CONSULT AND RELY ON THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES IN THEIR OWN JURISDICTIONS.

INFORMATION FOR UNITED STATES SHAREHOLDERS

Rockyview Shares to be issued to Espoir Shareholders under the Arrangement have not been registered under the 1933 Act or the securities laws of any state of the United States. Such securities are being issued in reliance on the exemption from registration requirements set forth in Section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each applicable state of the United States.

The solicitation of proxies by means of this Information Circular is not subject to the requirements of Section 14(a) of the 1934 Act. Accordingly, this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Espoir Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Rockyview Shares will not be listed for trading on any United States stock exchange. The financial statements of Espoir and Rockyview included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements of United States companies.

Likewise, information concerning assets and operations of Rockyview and Espoir contained herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies. For example, the United States Securities and Exchange Commission (the "SEC") permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain terms may be used in this Information Circular and the documents appended hereto or incorporated herein by reference to describe Rockyview's and Espoir's reserves that the SEC's guidelines strictly prohibit from including in filings with the SEC.

Moreover, "proved reserves" are calculated in accordance with Canadian practices using forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of U.S. domestic companies subject to SEC reporting and disclosure requirements.

Except as otherwise indicated, all dollar amounts indicated in this Information Circular are expressed in Canadian dollars. The following tables set forth (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the last day of each month during such period; and (iii) the high and low exchange rates during each such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Nine Months Ended September 30,	**Year ended December 31,**		
	2005	**2004**	**2003**	**2002**
Rate at end of period	$0.8615	$0.8310	$0.7738	$0.6329
Average rate during period	$0.8193	$0.7719	$0.7205	$0.6368
High	$0.8615	$0.8493	$0.7738	$0.6612
Low	$0.7872	$0.7158	$0.6350	$0.6209

Espoir Shareholders in the United States should be aware that the tax consequences to them of the Arrangement under United States law are not described in this Information Circular. They are advised to consult their tax advisors to determine the particular tax consequences to them.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that both Rockyview and Espoir are organized under the laws of a jurisdiction outside the United States, that their officers and directors are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of Rockyview, Espoir and such persons may be located outside the United States.

The 1933 Act imposes restrictions on the resale of Rockyview Shares received pursuant to the Arrangement by persons who were "affiliates" of Espoir or Rockyview immediately prior to the Arrangement or are "affiliates" of Rockyview after the Arrangement. See "The Arrangement – Resale of Rockyview Shares – United States".

ROCKYVIEW SHARES TO BE DISTRIBUTED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY IN ANY STATE, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Information Circular constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Espoir, Rockyview and New Rockyview believe that the expectations reflected in those forward-looking statements that are applicable to them are reasonable but no

assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Information Circular should not be unduly relied upon. These forward-looking statements speak only as of the date of this Information Circular.

In particular, this Information Circular may contain forward-looking statements pertaining to the following:

- oil and natural gas production levels;
- capital expenditure programs;
- the quantity of oil and natural gas reserves;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions, exploration and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Information Circular:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- the other factors discussed under the heading "Risk Factors".

These factors should not be considered exhaustive. Espoir, Rockyview and New Rockyview undertake no obligation to publicly update or revise any forward-looking statements.

ABBREVIATIONS

Oil and Natural Gas Liquids		**Natural Gas**	
bbl or bbls	barrel or barrels	mcf	thousand cubic feet
mbbls	thousand barrels	mmcf	million cubic feet
bbls/d	barrels per day	bcf	billion cubic feet
mmbbls	million barrels	mcf/d	thousand cubic feet per day
NGL	natural gas liquids	mmcf/d	million cubic feet per day

Other

BOE means barrels of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and is not necessarily based upon either energy or price equivalents at this time. BOE's may be misleading, particularly in isolation.

BOE/d means barrels of oil equivalent per day.

MBOE means thousand barrels of oil equivalent.

WTI means West Texas Intermediate.

API means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From:	To:	Multiply by:
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

SUMMARY

The following is a summary of the contents of this Information Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements contained in this Information Circular, including the Schedules which are incorporated herein and form part of this Information Circular. Certain terms used herein and not otherwise defined are defined in the Glossary of Terms.

Rockyview and Espoir

Rockyview is an Alberta-based, publicly listed TSX oil and natural gas exploration and development company with activities focussed in the Western Canadian Sedimentary Basin. Espoir is an Alberta-based, publicly listed TSXV oil and natural gas exploration and development company with activities focused in the Western Canadian Sedimentary Basin.

New Rockyview

New Rockyview will continue the business of Rockyview and Espoir as an Alberta-based, public oil and natural gas exploration and development company actively involved in the exploration for and the acquisition, development and production of petroleum and natural gas in the Western Canadian Sedimentary Basin.

The Meetings

The Espoir Class A Shareholders' Meeting and the Espoir Class B Shareholders' Meeting will be held on Tuesday, January 10, 2006 at 3:00 p.m. and 3:15 p.m. (Calgary time) respectively, for the purposes set forth in the Notices of Meeting, including to consider and, if deemed fit, pass the Arrangement Resolution, giving effect to the transactions contemplated by the Arrangement Agreement. The Espoir Optionholders have already unanimously approved the Arrangement.

The Arrangement

Rockyview and Espoir have agreed to merge their business and operations through a plan of arrangement. The Arrangement Agreement which establishes the Plan of Arrangement provides each of the events set out below shall occur and be deemed to occur in the sequence set out below without further act or formality:

(a) the articles of Espoir shall be amended to change the issued and outstanding Espoir Class B Shares such that each Espoir Class B Share (other than those of dissenting shareholders holding Espoir Class B Shares) shall be changed into 3.1348 Espoir Class A Shares;

(b) the stated capital of the Espoir Class A Shares shall be increased by an amount equal to the stated capital of Espoir Class B Shares;

(c) subject to (d), below, and to the Maximum Cash Consideration and the Maximum Share Consideration, each Espoir Class A Share (including those Espoir Class A Shares issued pursuant to (a), above), shall be transferred to Rockyview in exchange for one of the following (at the election of the holder of such Espoir Class A Share):

  (i) 0.5148 of a Rockyview Share; or

  (ii) cash of $3.19;

  subject to the Maximum Cash Consideration and the Maximum Share Consideration, provided that holders of Espoir Class A Shares not making an election shall receive only Rockyview Shares;

(d) Rockyview shall not be obligated to pay more than $8,325,000 in cash (ie. the Maximum Cash Consideration), nor issue more than 7,445,000 Rockyview Shares (ie. the Maximum Share Consideration), in aggregate to acquire the Espoir Shares and for greater clarity:

(i) if holders of Espoir Class A Shares elect to receive Rockyview Shares exceeding the Maximum Share Consideration, then each holder of Espoir A Shares requesting Rockyview Shares will receive the number of Rockyview Shares (determined to the nearest whole number by rounding down) when the Maximum Share Consideration is multiplied by a fraction the numerator of which is the number of Rockyview Shares requested by such holder and the denominator of which is the number of Rockyview Shares requested by all holders of Espoir Class A Shares, and each holder of Espoir Class A Shares will exchange a portion of the holder's Espoir Class A Shares in exchange for that number of Rockyview Shares so determined and will exchange the remaining number of the Espoir Class A Shares held by such holder for cash; and

(ii) if holders of Espoir Class A Shares elect to receive cash exceeding the Maximum Cash Consideration, then each holder of Espoir Class A Shares requesting cash will receive that amount of cash when the Maximum Cash Consideration is multiplied by a fraction the numerator of which is the cash consideration requested by such holder and the denominator of which is the aggregate cash consideration requested by all holders of Espoir Class A Shares, and each holder of Espoir Class A Shares will exchange a portion of the holder's Espoir Class A Shares in exchange for that amount of cash consideration so determined and will exchange the remaining number of the Espoir Class A Shares held by such holder for Rockyview Shares;

(e) the Espoir Class A Shares and Espoir Class B Shares held by Dissenting Espoir Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Espoir and cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Espoir Shareholders shall cease to have any rights as shareholders of Espoir, other than the right to be paid the fair value of their Espoir Shares.

Fractional Rockyview Shares will not be issued. Any Espoir Shareholder who will otherwise be entitled to receive a fractional Rockyview Share will be entitled to receive the nearest whole number of Rockyview Shares.

The Arrangement will result in all former Espoir Shareholders, other than Dissenting Espoir Shareholders, holding approximately 38% of the outstanding Rockyview Shares, based on the pro forma financial statements set forth in Schedule "D" of the Information Circular.

Background to the Arrangement

After receiving an unsolicited third party offer, on October 5, 2005, Espoir retained GMP to act as its financial advisor. The Board of Espoir reviewed the third-party offer with GMP and authorized GMP to solicit other industry participants which may be interested in merging with or acquiring Espoir. This process resulted in a number of parties entering into confidentiality agreements with Espoir. Such parties reviewed confidential data relating to Espoir and received presentations from Espoir's management. From October 14 to 23, 2005, management of Espoir met with management of several of the third parties, including Rockyview, to review confidential data and receive a presentation from their management. GMP also continued discussions with the original third party.

On October 23, 2005, the board of directors of Espoir met to review several preliminary merger proposals which had been received as a result of the process undertaken by GMP. The Board concluded that certain of the proposals merited further negotiation and instructed GMP to negotiate on Espoir's behalf.

On October 27, 2005, the Espoir Board met again to review the final proposals which GMP had received. The Board concluded that the proposal received from Rockyview appeared to provide the greatest value for Espoir's

Shareholders. GMP verbally advised the Espoir Board that it would be in a position to provide a fairness opinion in respect of the transaction proposed by Rockyview. The board of directors of Espoir then unanimously resolved (with A. Scott Dawson declaring his conflict of interest, in that he is a director of both Espoir and Rockyview, and abstaining from voting) to approve the proposed Arrangement with Rockyview.

On October 28, 2005, Espoir and Rockyview entered into a letter of intent whereby they agreed in principle to merge, subject to further due diligence and negotiation of the Arangement Agreement. The Arrangement Agreement was executed on October 31, 2005 and was announced by joint press release on October 31, 2005.

On November 29, 2005, Espoir and Rockyview executed the amended and restated Arrangement Agreement.

Benefits of the Arrangement

The board of directors of Espoir believes there are a number of benefits resulting from the Arrangement, including the following:

(i) New Rockyview will have a more balanced natural gas prospect portfolio of lower risk, Horseshoe Canyon coalbed methane development locations, along with low to medium risk, conventional, multi-zone exploration and development locations;

(ii) the combined entity's larger production and cash flow base will allow for the accelerated capture of both companies' future potential, while maintaining a conservatively managed balance sheet;

(iii) the combined operations of Rockyview and Espoir will be stronger than either Corporation alone, enabling New Rockyview to more effectively undertake and complete the development, exploration for, production and marketing of oil and natural gas under a variety of economic conditions;

(iv) the financial strength and size of New Rockyview should provide improved liquidity by virtue of the increase in consolidated market capitalization;

(v) the financial strength and size of New Rockyview should provide greater access to capital markets to finance acquisition and development opportunities; and

(vi) the financial strength of New Rockyview will enable it to explore and develop New Rockyview's oil and gas prospects at an increased rate.

Fairness Opinion of GMP

GMP has acted as financial advisor to Espoir in connection with the Arrangement. In the opinion of GMP, as at the date of its written opinion and based on its review and assumptions and subject to the limitations summarized in such opinion, the consideration to be received by Espoir Shareholders under the Arrangement is fair, from a financial point of view, to the Espoir Shareholders. The full text of the Fairness Opinion is attached to this Information Circular as Schedule "C".

Recommendation of the Espoir Board of Directors

The board of directors of Espoir has considered the proposed business combination with Rockyview on the terms and conditions as provided in the Arrangement Agreement, has reviewed the Fairness Opinion, and has unanimously (with Mr. A. Scott Dawson, who is a director of both Espoir and Rockyview, abstaining) determined that the Arrangement is fair to the Espoir Shareholders and in the best interests of Espoir and the Espoir Shareholders. The board of directors of Espoir unanimously recommends that the Espoir Shareholders vote in favour of the Arrangement Resolution.

Key Approvals and Conditions Precedent

The following procedural steps must be taken in order for the Arrangement to become effective:

1. the Arrangement Resolution must be passed by 66 2/3% of the votes cast by each of the Espoir Class A Shareholders and the Espoir Class B Shareholders, present in person or by proxy, at each of the Espoir Class A Shareholders' Meeting and the Espoir Class B Shareholders' Meeting, respectively. The Espoir Optionholders have already unanimously approved the Arrangement;

2. the Court must grant the Final Order approving the Arrangement; and

3. the Final Order, the Articles of Amendment and the Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

In addition, the obligations of Rockyview and Espoir to complete the Arrangement are subject to the completion of all necessary regulatory reviews, rulings, orders, consents and approvals required under applicable legislation and certain other conditions set forth in the Arrangement Agreement, a copy of which is attached as Schedule "H" to the Information Circular.

Voting Support Agreements

Each of the directors and senior officers and certain employees of Espoir have agreed to vote the Espoir Shares owned or controlled by them in favour of the Arrangement Resolution, representing approximately 23.9% of the issued and outstanding Espoir Class A Shares and 3.7% of the outstanding Espoir Class B Shares. In addition, all Espoir Optionholders have approved the Arrangement.

Rights of Dissenting Espoir Shareholders

The following description of the dissent rights of Dissenting Espoir Shareholders are not a comprehensive statement of procedures to be followed by a Dissenting Espoir Shareholder who seeks payment of the fair value of Espoir Class A Shares or Espoir Class B Shares, as the case may be, and is qualified in its entirety by the Interim Order and Section 191 of the ABCA attached as Schedules "B" and "G", respectively, to this Information Circular.

Espoir Shareholders are entitled to dissent in respect of the Arrangement in accordance with Section 191 of the ABCA, as modified or supplemented by the Interim Order. Strict compliance with the provisions of Section 191 and the Interim Order is required in order to exercise the right to dissent. Provided the Arrangement becomes effective, each Dissenting Espoir Shareholder will be entitled to be paid the fair value of his or her Espoir Class A Shares or Espoir Class B Shares, as the case may be, in respect of which such shareholder dissents in accordance with Section 191 of the ABCA, as modified or supplemented by the Interim Order. **Persons who are beneficial owners of Espoir Class A Shares or Espoir Class B Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such Espoir Class A Shares or Espoir Class B Shares are entitled to dissent.** Accordingly, a beneficial owner of Espoir Class A Shares or Espoir Class B Shares desiring to exercise his or her right to dissent must make arrangements for the Espoir Class A Shares or Espoir Class B Shares beneficially owned by such person to be registered in his or her name, or alternatively, make arrangements for the registered holder of its Espoir Class A Shares or Espoir Class B Shares to dissent on his or her behalf. See Schedule "G" to this Information Circular for the full text of Section 191 and see "The Arrangement - Rights of Dissenting Espoir Shareholders".

The Arrangement Agreement provides, as a condition to completion of the Arrangement, that holders of not more than 5% of the outstanding Espoir Class A Shares and holders of not more than 20% of the outstanding Espoir Class B Shares shall have exercised their right of dissent in connection with the Arrangement that have not been withdrawn as at the Arrangement Effective Date. This condition may only be waived, in whole or in part, jointly by Rockyview and Espoir.

The Arrangement is subject to certain other conditions set forth in the Arrangement Agreement, a copy of which is attached as Schedule "H" to the Information Circular.

Exchange of Share Certificates

Following the Arrangement and as of the Arrangement Effective Date, holders of Espoir Class A Shares (including those Espoir Class B Shareholders who receive Espoir Class A Shares upon conversion of their Espoir Class B Shares into Class A Shares under the Arrangement) who elect to receive Rockyview Shares or are deemed to receive Rockyview Shares or such holders who have not made any election, shall be deemed to be registered holders of Rockyview Shares and the holders of certificates representing Espoir Class A Shares and Espoir Class B Shares are required to surrender such certificates pursuant to the Espoir Letter of Transmittal and Election Form and, upon such surrender, will be entitled to receive, subject to the Maximum Share Consideration and the Maximum Cash Consideration (i) share certificates representing the number of Rockyview Shares or (ii) cheques representing the Cash Consideration, to which they are so entitled, or both, as applicable.

All Espoir Optionholders have provided their consent to the Arrangement prior to the date hereof. Upon the Arrangement becoming effective, vesting of all Espoir Options shall be accelerated.

Enclosed with this Information Circular is the Espoir Letter of Transmittal and Election Form for the surrender of certificates which formerly represented Espoir Class A Shares or Espoir Class B Shares for use in both making an election and for exchanging those certificates for Rockyview Shares and/or a cheque for the Cash Consideration to which former Espoir Shareholders become entitled pursuant to the Arrangement.

The Espoir Letter of Transmittal and Election Form contains complete instructions on how such persons are to exchange their shares. Registered Espoir Shareholders should read and follow these instructions. The Espoir Letter of Transmittal and Election Form, when properly completed and delivered together with certificates representing the applicable securities and all other required documents, will enable each former registered Espoir Shareholder to obtain the certificates representing the Rockyview Shares or a cheque representing the Cash Consideration to which they are entitled pursuant to the Arrangement, or both. Any fractional Rockyview Shares resulting from the implementation of the Arrangement will be rounded to the nearest whole number of Rockyview Shares.

After the Arrangement Effective Date, certificates formerly representing Espoir Shares will represent only the right to receive Rockyview Shares and/or Cash Consideration, as may be applicable. As soon as practicable following the Arrangement Effective Date, upon delivery of such certificates, together with the Espoir Letter of Transmittal and Election Form properly completed, in accordance with the instructions contained in the Espoir Letter of Transmittal and Election Form, each former registered holder of such Espoir Shares will be sent certificate(s) representing Rockyview Shares and/or cheques representing the Cash Consideration to which they are entitled, as may be applicable.

Selected Financial and Operational Information

Financial Information

The following table sets out certain financial information for Rockyview and Espoir and pro forma financial information for Rockyview and certain other adjustments as at and for the nine months ended September 30, 2005. **The following information should be read in conjunction with the Unaudited Pro Forma Financial Statements, the Financial Statements of Rockyview and the Financial Statements of Espoir set forth at Schedules "D", "E" and "F", respectively, to this Information Circular.**

	As at and for the nine months ended September 30, 2005		
000 (except per share amounts)	**Rockyview**	**Espoir**	**Pro Forma**[2]
	(unaudited)[1]	(unaudited)	(unaudited)
Revenue, net of royalties	$5,024	$9,778	$21,276
Net Earnings	$711	$1,292	$414
Per share (basic)	$0.10	$0.09	$0.02

Per share (diluted)	$0.10	$0.08	$0.02
Working Capital (deficiency)	$7,800	($5,226)	($10,679)
Shares outstanding			
Common, Class A and Class B	12,069	15,288	19,510
Weighted average (basic)	7,087	14,603	19,510
Weighted average (diluted)	7,171	17,222	19,594

Notes:

(1) Rockyview amounts are for the period from incorporation on April 12, 2005 to September 30, 2005. Rockyview production commenced on June 21, 2005.

(2) Adjusted to give effect to the Arrangement. No adjustment has been made to reflect cost savings from operating synergies that may be realized as a result of the Arrangement.

Operational Information

The following table sets out certain operating information for each of Rockyview and Espoir for the periods noted. The following information should be read in conjunction with the operating information of Rockyview and Espoir. The combined operating information is presented for illustrative purposes only and is not necessarily indicative of actual results of operations or financial position that would have been achieved had the Arrangement been consummated at the beginning of the earliest period presented, nor are they indicative of future results.

	Rockyview	**Espoir**	**Combined**
Average Daily Production (for the nine months ended September 30, 2005)[1]			
Light/Medium Oil and NGL's (bbls/d)	42	35	77
Natural Gas (mcf/d)	5,734	4,894	10,628
NGLs (bbls/d)	35	38	73
Total Oil Equivalent (boepd) (based on 6:1 conversion)	1,032	889	1,921
	(as at December 31, 2004)	(as at October 1, 2005)	
Proved Reserves[2](000's)			
Light/Medium Oil (bbls)	61	135	196
Natural Gas (mcf)	9,305	8,209	17,514
NGLs (bbls)	56	76	132
Total Oil Equivalent (boe) (based on 6:1 conversion)	1,668	1,579	3,247
Proved Plus Probable Reserves[2] (000's) (as at December 31, 2004)			
Light/Medium Oil (bbls)	234	268	502
Natural Gas (mcf)	16,718	11,613	28,331
NGLs (bbls)	84	106	190
Total Oil Equivalent (boe) (based on 6:1 conversion)	3,104	2,310	5,514
Net Present Value of Future Net Revenue of Proved and Probable Reserves – Discounted Before Tax[2] (Forecast Prices)			
at 0% ($million)	62.9	72.9	135.8
at 10% ($million)	41.3	53.0	94.3
Undeveloped Land (acres)			
Gross	77,206	69,760	146,966
Net	55,815	48,264	104,079

Notes:

(1) Rockyview amounts are for the period from the commencement of production on June 21, 2005 to September 30, 2005.

(2) This information is derived from the GLJ Rockyview Report with respect to Rockyview, and from the GLJ Espoir Report with respect to Espoir.

Canadian Federal Income Tax Considerations Applicable to Espoir Shareholders

The comments herein generally apply only to Espoir Shareholders who hold their Espoir Shares as capital property for purposes of the Tax Act.

The combined Canadian federal income tax consequences of the transactions comprising the Arrangement, in circumstances where Espoir Shareholders receive only cash pursuant to the Arrangement, generally will result in each such Espoir Shareholder recognizing a capital gain (or capital loss) for the taxation year during which the disposition occurs equal to the amount by which the amount of the cash consideration exceeds (or is less than) the aggregate of such shareholder's adjusted cost base of their Espoir Class A Shares and any reasonable costs of disposition.

Where an Espoir Shareholder receives only Rockyview Shares pursuant to the Arrangement and does not (i) choose to recognize a capital gain or capital loss in such shareholder's tax return for the year in which such shares are acquired or (ii) make a valid election under subsection 85(1) or subsection 85(2) of the Tax Act jointly with Rockyview, the Canadian federal income tax consequences are that such shareholder will realize neither a capital gain nor a capital loss and will be deemed to acquire the Rockyview Shares at a cost which is equal to the adjusted cost base to such shareholder of its Espoir Shares.

Based on CRA administrative practice, an Espoir Shareholder who receives both cash and Rockyview Shares pursuant to the Arrangement will be considered to have disposed of a portion of its shares entirely for cash and a portion of its shares entirely for Rockyview Shares based on the respective amounts set forth in its elections in the Espoir Letter of Transmittal and Election Form and subject to the terms under the Arrangement relating to the Maximum Cash Consideration and Maximum Share Consideration. An Espoir Shareholder will realize a capital gain (or a capital loss) to the extent that the cash received exceeds (or is exceeded by) the aggregate of the adjusted cost base of the portion of its shares which are disposed of entirely for cash and any reasonable costs of making the disposition. In respect of its Espoir Shares which are disposed of entirely for Rockyview Shares, a disposing Espoir Shareholder will be deemed to have disposed of its Espoir Shares for an amount equal to the adjusted cost base to such shareholder of those shares such that no capital gain or capital loss will arise, unless a disposing Espoir Shareholder (i) chooses to recognize a capital gain or capital loss in such shareholder's tax return for the year in which such shares are acquired or (ii) makes a valid election under subsection 85(1) or subsection 85(2) of the Tax Act jointly with Rockyview, in which case the Canadian federal income tax consequences are described in the preceding paragraph.

An Espoir Shareholder who, at all relevant times, is a Non-Resident generally should not be subject to any Canadian tax on capital gains realized in respect of a disposition of their Espoir Shares or the future disposition of their Rockyview Shares unless such property is "taxable Canadian property" of the Non-Resident for purposes of the Tax Act, and an income tax convention between Canada and the Non-Resident's jurisdiction of residence does not exempt the capital gain from Canadian tax. Similarly, a purchaser of such shares which generally are not "taxable Canadian property" for purposes of the Tax Act will not be obligated to withhold and remit a portion of the proceeds on such a disposition to the CRA. Dividends paid or credited by Rockyview to a Non-Resident or a Non-Canadian Partnership will be subject to Canadian withholding tax at the rate of 25%, subject to reduction under an applicable income tax convention.

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents of Canada and Non-Residents which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See "Canadian Federal Income Tax Considerations".

This Information Circular does not address any tax considerations of the Arrangement or owning Rockyview Shares after the Arrangement other than Canadian federal income tax considerations. Non-Residents should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions where they are resident and with respect to the tax implications in such jurisdictions of owning Rockyview Shares after the Arrangement. Espoir Shareholders should also consult their own tax advisors regarding provincial or territorial tax considerations of the Arrangement or of holding Rockyview Shares after the Arrangement.

Stock Exchange Listing

The Rockyview Shares are listed on the TSX. Rockyview has received conditional approval of the TSX for the listing of the Rockyview Shares to be issued pursuant to the Arrangement. Final approval of the Arrangement and the listing of the Rockyview Shares to be issued pursuant thereto will be subject to the fulfilment of all of the requirements of the TSX. The Rockyview Shares trade under the symbol "RVE".

Timing

It is anticipated that the Arrangement will become effective on or about January 11, 2006, subject to the requisite Espoir Shareholder and regulatory approvals being obtained and all other conditions to the Arrangement being satisfied or waived.

Other Business at the Espoir Meetings

As at the date hereof, management of Espoir is not aware of any matters to come before the Espoir Meetings other than those set forth in this Information Circular.

Management of New Rockyview

Senior management of New Rockyview will be comprised of the following individuals, being the current management of Rockyview: Steven Cloutier - President and Chief Executive Officer; Alan MacDonald - Vice President, Finance and Chief Financial Officer; Daniel Allan - Chief Operating Officer; and Howard Anderson - Vice President, Engineering.

Risk Factors

New Rockyview will be subject to certain risk factors which should be carefully considered by Espoir Shareholders when considering and reviewing the Arrangement. See "Risk Factors".

PROXY AND VOTING MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Espoir for use at the Espoir Meetings. Directors, officers and employees of Espoir may, for no additional compensation, solicit proxies for the Espoir Meetings, by telephone, telecopy, mail or other communication. Payments may also be made to brokers or nominees holding shares in their names or in the names of their principals for their reasonable expenses in sending solicitation material to their principals in accordance with the requirements of National Instrument 54-101. A copy of this Information Circular is available by SEDAR at www.sedar.com under Espoir's company profile.

Appointment and Revocation of Proxies

Accompanying this Information Circular are:

1. in the case of Espoir Class A Shareholders, a form of proxy printed on **blue** paper for use at the Espoir Class A Shareholders' Meeting; and
2. in the case of Espoir Class B Shareholders, a form of proxy printed on **green** paper for use at the Espoir Class B Shareholders' Meeting.

Voting of Registered Holders of Espoir Class A Shares and Espoir Class B Shares

All properly executed forms of proxy of Espoir Class A Shareholders must be received by Valiant using the enclosed postage prepaid self-addressed envelope, or by otherwise delivering it, to Valiant at its address, Suite 310, 606 - 4th Street SW, Calgary, AB T2P 1T1, in all cases no later than 3:00 p.m. (Calgary time) on the second last business day prior to the Espoir Class A Shareholders' Meeting or any adjournment or adjournments thereof.

All properly executed forms of proxy of Espoir Class B Shareholders must be received by Valiant using the enclosed postage prepaid self-addressed envelope, or by otherwise delivering it, to Valiant at its address, Suite 310, 606 - 4th Street SW, Calgary, AB T2P 1T1, in all cases no later than 3:15 p.m. (Calgary time) on the second last business day prior to the Espoir Class B Shareholders' Meeting or any adjournment or adjournments thereof.

The applicable form of proxy must be signed by the shareholder or the shareholder's attorney authorized in writing. If such shareholder is a corporation, the form of proxy must be executed by a duly authorized officer or attorney thereof. Persons signing as executors, administrators or trustees should so indicate and must provide a true copy of the document establishing their authority. A partnership should sign in the partnership name by an authorized person(s).

The persons designated in the forms of proxy furnished by Espoir are directors or officers of Espoir. **A shareholder submitting a form of proxy has the right to appoint a person (who need not be a shareholder) other than any person designated in the forms of proxy furnished by Espoir to attend and act for them and on their behalf at the applicable Espoir Meeting, at which they are entitled to vote. To exercise this right, the shareholder must insert the name of the desired representative in the blank space provided in the form of proxy or may submit another appropriate form of proxy.**

The forms of proxies furnished by Espoir, where the shareholder specifies a choice with respect to the resolutions to be voted upon at the Espoir Meetings, will be voted on or withheld from voting, or voted for or against, as the case may be, on any ballot in accordance with the instructions contained therein. Where no choice is specified, the forms of proxy will be voted "FOR" each of the resolutions to be voted upon in respect of the matters set forth in the respective Notice of Meeting. The persons appointed under the forms of proxies furnished by Espoir are conferred discretionary authority with respect to amendments to those matters specified in the forms of proxies or other matters which may properly come before the Espoir

Meetings, respectively. At the time of the printing of this Information Circular, the management of Espoir knows of no such amendment or other matter except as disclosed in this Information Circular. If any matters which are not now known should properly come before the Espoir Meetings, the persons named in the enclosed forms of proxies will vote on such matters in accordance with their best judgment.

A form of proxy may be revoked by the person giving it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Espoir Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or the shareholder's attorney, authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited with the Corporate Secretary of Espoir, as the case may be, at the registered office of Espoir, or with Valiant, no later than the close of business, local time, on the day (excluding Saturdays, Sundays and statutory holidays) before the applicable Espoir Meeting, or, if such meeting is adjourned, on the day (excluding Saturdays, Sundays and statutory holidays) before it is reconvened, or with the Chairman of the meeting immediately prior to such meeting, or any reconvened meeting, and upon either of such deposits the proxy is revoked.

Advice to Beneficial Owners of Espoir Class A Shares or Espoir Class B Shares

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold shares in their own name. Persons who hold Espoir Class A Shares or Espoir Class B Shares through their brokers, intermediaries, trustees or other persons or who otherwise do not hold their Espoir Shares in their own name (referred to in this section as "Beneficial Holders") should note that only proxies deposited by shareholders whose names appear on the records of Espoir may be recognized and acted upon at the Espoir Meetings. If Espoir Class A Shares or Espoir Class B Shares are listed in an account statement provided to a Beneficial Holder by a broker, then in almost all cases those shares will not be registered in the Beneficial Holder's name on the records of Espoir. Such securities will more likely be registered under the names of the broker or an agent of that broker. In Canada, the vast majority of securities are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Securities held by brokers, agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Holder. Without specific instructions, brokers, agents and nominees are prohibited from voting securities for the brokers' clients. **Therefore, Beneficial Holders should ensure that instructions respecting the voting of their Espoir Class A Shares or Espoir Class B Shares are communicated to the appropriate person by the appropriate time.**

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of shareholders' meetings. Each intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Holders to ensure that their Espoir Class A Shares or Espoir Class B Shares, as applicable, are voted at the appropriate meeting. The purpose of the form of proxy or voting instruction form supplied to a Beneficial Holder by its broker, agent or nominee is limited to instructing the registered securityholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically supplies a voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the forms to ADP or follow specified telephone or internet voting procedures. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of securities to be represented at the applicable Espoir Meeting. **A Beneficial Holder receiving a voting instruction form from ADP cannot use that form to vote Espoir Class A Shares or Espoir Class B Shares directly at the respective meeting. The voting instruction forms must be returned to ADP or the telephone or internet procedures completed well in advance of the respective meeting in order to have such securities voted.**

Although Beneficial Holders may not be recognized directly at the appropriate meeting for the purpose of voting securities registered in the name of their broker, agent or nominee, a Beneficial Holder may attend at the appropriate meeting as proxyholder for the registered shareholder and vote the Espoir Class A Shares or Espoir Class B Shares, as the case may be, in that capacity. Beneficial Holders who wish to attend at the appropriate meeting and indirectly vote their Espoir Class A Shares or Espoir Class B Shares, as the case may be, as proxyholder for the registered shareholder, should enter their own names in the blank space on the applicable form of proxy or voting instruction

form provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the appropriate meeting.

Voting and Record Date

Each Espoir Shareholder of record at the close of business on the Record Date will be entitled to receive notice of the applicable Espoir Meeting. Each such shareholder will be entitled to vote at the applicable Espoir Meeting, in accordance with the provisions set out below, unless such shareholder transfers the ownership of any of the Espoir Shares held by that shareholder after the Record Date and the transferee of those shares establishes that such transferee owns the shares and demands to Espoir's transfer agent at the address referred to in this Information Circular, not later than 10 days before the applicable Espoir Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the applicable Espoir Meeting.

The Espoir Meetings will be held in accordance with the ABCA, the by-laws of Espoir and the Interim Order.

Espoir proxies will be counted and tabulated in such a manner as to preserve the confidentiality of individual shareholder votes, except: (a) as necessary to meet the applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event such shareholder has made a written comment on the form of proxy.

There were 14,455,090 Espoir Class A Shares outstanding as at the Record Date. With respect to voting on the Arrangement Resolution or on other matters properly coming before the Espoir Class A Shareholders' Meeting, each Espoir Class A Shareholder is entitled to one vote for each Espoir Class A Share held. Management of Espoir is not aware of any person owning, beneficially, directly or indirectly, or exercising control or direction over more than 10% of the Espoir Class A Shares, as at the Record Date.

There were 832,500 Espoir Class B Shares outstanding as at the Record Date. With respect to voting on the Arrangement Resolution or on other matters properly coming before the Espoir Class B Shareholders' Meeting, each Espoir Class B Shareholder is entitled to one vote for each Espoir Class B Share held. Management of Espoir is not aware of any person owning, beneficially, directly or indirectly, or exercising control or direction over more than 10% of the Espoir Class B Shares, as at the Record Date.

There were 1,362,166 Espoir Options outstanding as at the Record Date. All Espoir Optionholders have approved the Arrangement. Accordingly, no meeting of Espoir Optionholders to approve the Espoir Arrangement Resolution will be required.

THE ARRANGEMENT

General

Rockyview and Espoir entered into the Arrangement Agreement effective October 31, 2005, providing for the Merger of Rockyview and Espoir through an arrangement involving Rockyview, Espoir, the Espoir Class A Shareholders and the Espoir Class B Shareholders. The Arrangement is to be effected pursuant to the Plan of Arrangement which provides for, among other things, the issuance of Rockyview Shares or the payment of the Cash Consideration, or both, in exchange for Espoir Shares.

Upon completion of the Arrangement, all former Espoir Shareholders will receive, at their election and subject to the Maximum Share Consideration and the Maximum Cash Consideration, Rockyview Shares or the Cash Consideration for their Espoir Shares, or both, other than Dissenting Espoir Shareholders.

Background to the Arrangement

After receiving an unsolicited third party offer, on October 5, 2005 Espoir retained GMP to act as its financial advisor. The Board of Espoir reviewed the third-party offer with GMP and authorized GMP to solicit other industry participants which may be interested in merging with or acquiring Espoir. This process resulted in a number of parties entering into confidentiality agreements with Espoir. Such parties reviewed confidential data relating to

Espoir and received presentations from Espoir's management. From October 14 to 23, 2005, management of Espoir met with management of several of the third parties, including Rockyview, to review confidential data and receive a presentation from their management. GMP also continued discussions with the original third party.

On October 23, 2005, the board of directors of Espoir met to review several preliminary merger proposals which had been received as a result of the process undertaken by GMP. The Board concluded that certain of the proposals merited further negotiation and instructed GMP to negotiate on Espoir's behalf.

On October 27, 2005, the Espoir Board met again to review the final proposals which GMP had received. The Board concluded that the proposal received from Rockyview appeared to provide the greatest value for Espoir's Shareholders. GMP verbally advised the Espoir Board that it would be in a position to provide a fairness opinion in respect of the transaction proposed by Rockyview. The board of directors of Espoir then unanimously resolved (with A. Scott Dawson declaring his conflict of interest, in that he is a director of both Espoir and Rockyview, and abstaining from voting) to approve the proposed Arrangement with Rockyview.

On October 28, 2005, Espoir and Rockyview entered into a letter of intent whereby they agreed in principle to merge, subject to further due diligence and negotiation of the Arrangement Agreement. The Arrangement Agreement was executed on October 31, 2005 and was announced by joint press release on October 31, 2005.

On November 29, 2005, Espoir and Rockyview executed the amended and restated Arrangement Agreement.

Benefits of the Arrangement

Each of the board of directors of Rockyview and Espoir believes there are a number of benefits resulting from the Arrangement, including the following:

(i) New Rockyview will have a more balanced natural gas prospect portfolio of lower risk, Horseshoe Canyon coalbed methane development locations, along with low to medium risk, conventional, multi-zone exploration and development locations;

(ii) The combined entity's larger production and cash flow base will allow for the accelerated capture of both companies' future potential, while maintaining a conservatively managed balance sheet;

(iii) the combined operations of Rockyview and Espoir will be stronger than either Corporation alone, enabling New Rockyview to more effectively undertake and complete the development, exploration for, production and marketing of oil and natural gas under a variety of economic conditions;

(iv) the financial strength and size of New Rockyview should provide improved liquidity by virtue of the increase in consolidated market capitalization;

(v) the financial strength and size of New Rockyview should provide greater access to capital markets to finance acquisition and development opportunities; and

(vi) the financial strength of New Rockyview will enable it to explore and develop New Rockyview's oil and gas prospects at an increased rate.

Arrangement Agreement

The Arrangement will be effected in accordance with the Arrangement Agreement, a copy of which is attached as Schedule "H" to the Information Circular.

The Arrangement Agreement contains certain representations and warranties made by each of Rockyview and Espoir in respect of their assets, liabilities, capital, financial position and operations. In addition, each of Rockyview and Espoir provide covenants which govern the conduct of their operations and affairs prior to the completion of the Arrangement.

The Arrangement Agreement contains a number of conditions precedent to the obligations of Rockyview and Espoir. Unless all of such conditions are satisfied or waived by the party or parties for whose benefit such conditions exist, to the extent they may be capable of waiver, the Arrangement will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all. The conditions to the Arrangement becoming effective are set out in the Arrangement Agreement. Upon the conditions being fulfilled or waived, the Final Order and the Articles of Arrangement in the form prescribed by the ABCA are required to be filed with the Registrar under the ABCA to give effect to the Arrangement.

The Arrangement Agreement may, prior to the Effective Date, be terminated by mutual agreement of Rockyview and Espoir and in certain circumstances, by either Rockyview or Espoir. Specifically, the Arrangement Agreement may be terminated if more than 5% of the Espoir Class A Shareholders or more than 20% of the Espoir Class B Shareholders dissent to the proposed Arrangement, unless both Rockyview and Espoir waive this condition, in whole or in part. The Arrangement Agreement may also be terminated in certain other circumstances set forth in the Arrangement Agreement.

Espoir has agreed to:

(a) immediately cease and cause to be terminated any existing discussions or negotiations or other proceedings initiated prior to the date hereof by Espoir, or its officers, directors, employees, financial advisors, representatives and agents ("Representatives") or others with respect to any proposed Acquisition Proposal and to request the return or destruction of any confidential information previously provided to any such third parties;

(b) not directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) any inquiries or the making of any proposal or offer that constitutes or may reasonably be expected to lead to a Acquisition Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Acquisition Proposal;

(c) not release any person from any confidentiality or standstill agreement to which Espoir and such person are parties or amend any such agreement; and

(d) exercise all rights to require the return of information regarding Espoir previously provided to such persons and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding Espoir,

provided, however, Espoir may:

(a) engage in discussions or negotiations with any person who (without any solicitation, initiation or encouragement, directly or indirectly, by Espoir, or its Representatives) seeks to initiate such discussions or negotiations and may furnish such third person information concerning Espoir and its business, properties and assets if, and only to the extent that:

    (i) the other person has first made a Superior Proposal in respect of which the funds or other consideration necessary for completion thereof are or are reasonably likely to be available and Espoir's board of directors has concluded in good faith, after considering applicable Law and receiving the written advice of its counsel, that such action is required by the Espoir board of directors to comply with fiduciary duties under applicable Law;

    (ii) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Espoir provides immediate notice orally and in writing to Rockyview specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect to a Superior Proposal, receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the Confidentiality Agreements, and provides Rockyview with a copy of such Superior Proposal and any

amendments thereto and confirming in writing the determination of Espoir's board of directors that the Acquisition Proposal if completed would constitute a Superior Proposal;

(iii) Espoir provides immediate notice to Rockyview at such time as it or such person or entity terminates any such discussions or negotiations; and

(iv) Espoir immediately provides or makes available to Rockyview any information provided to any such person or entity whether or not previously made available to Rockyview;

(b) comply with Part 13 of the *Securities Act* (Alberta) with regard to a tender or exchange offer, if applicable, and similar rules under applicable Canadian securities laws relating to the provision of directors' circulars, and make appropriate disclosure with respect thereto to Espoir's shareholders; and

(c) accept, recommend, approve or implement a Superior Proposal from a third person, but only if prior to such acceptance, recommendation, approval or implementation, Espoir's board of directors shall have concluded in good faith after considering all proposals to adjust the terms and conditions of the Arrangement and after receiving the written advice of its counsel, that such action is required by the Espoir board of directors to comply with fiduciary duties under applicable Law and subject to the next paragraph.

Espoir is required to give Rockyview at least three business days advance notice of any decision by the board of directors of Espoir to accept, recommend, approve or implement a Superior Proposal, which notice shall identify the party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. In addition, Espoir is required to and to cause its financial and legal advisors to negotiate in good faith with Rockyview to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable Espoir to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Rockyview proposes to amend the Arrangement to provide superior value to that provided under the Superior Proposal within the three Business Day time period, then Espoir has agreed not to enter into any definitive agreement regarding the Superior Proposal.

Provided Rockyview is not in material breach of the Arrangement Agreement which makes it impossible or unlikely that one or more of the conditions to completion of the Arrangement would not be satisfied, Espoir has agreed to pay Rockyview in cash the amount of $1,750,000 (the "Break Fee") if:

(a) other than as a result of a material adverse change in respect of Rockyview, the board of directors of Espoir fails to recommend that Espoir Shareholders vote in favour of the Arrangement or the board of directors of Espoir withdraws or, in a manner materially adverse to the Arrangement or the completion thereof, modifies or changes its recommendation to Espoir Shareholders to vote in favour of the Arrangement;

(b) the board of directors of Espoir shall have recommended that Espoir Shareholders deposit their Espoir Shares under, or vote in favour of, or otherwise accept an Acquisition Proposal other than with Rockyview;

(c) Espoir enters into an agreement with respect to an Acquisition Proposal (other than a confidentiality agreement) prior to the date of the Espoir Meetings;

(d) a *bona fide* Acquisition Proposal is made or announced and not withdrawn prior to the Espoir Meetings to all or substantially all holders of Espoir Class A Shares or Espoir Class B Shares, the Plan of Arrangement is not approved at the Espoir Meetings by at least 66⅔% of the holders of each of the Espoir A Shares and Espoir B Shares and the Acquisition Proposal is completed within 12 months of the Espoir Meetings; or

(e) a breach by Espoir of any of its covenants, agreements, representations and warranties in the Arrangement Agreement which makes it impossible or unlikely that all of the conditions of the Arrangement will be satisfied.

The Plan of Arrangement

Rockyview and Espoir have agreed to merge their business and operations through the Arrangement involving Rockyview, Espoir, the Espoir Class A Shareholders and the Espoir Class B Shareholders.

Under the Plan of Arrangement, each of the events set out below shall occur and be deemed to occur in the sequence set out below without further act or formality:

(a) the articles of Espoir shall be amended to change the issued and outstanding Espoir Class B Shares such that each Espoir Class B Share other than those of dissenting shareholders holding Espoir Class B Shares) shall be changed into 3.1348 Espoir Class A Shares;

(b) the stated capital of the Espoir Class A Shares shall be increased by an amount equal to the stated capital of Espoir Class B Shares;

(c) subject to (e), below, and to the Maximum Cash Consideration and the Maximum Share Consideration, each Espoir Class A Share (including those Espoir Class A Shares issued pursuant to (a), above, and Espoir Class A Shares issued, if any, as a result of the exercise of any Espoir Options) shall be transferred to Rockyview in exchange for one of the following (at the election of the holder of such Espoir Class A Share):

  (i) 0.5148 of a Rockyview Share; or

  (ii) cash of $3.19;

subject to the Maximum Cash Consideration and the Maximum Share Consideration, provided that holders of Espoir Class A Shares not making an election shall receive only Rockyview Shares;

(d) Rockyview shall not be obligated to pay more than $8,325,000 in cash (ie. the Maximum Cash Consideration), nor issue more than 7,445,000 Rockyview Shares (ie. the Maximum Share Consideration), in aggregate to acquire the Espoir Shares and for greater clarity:

  (i) if holders of Espoir Class A Shares elect to receive Rockyview Shares exceeding the Maximum Share Consideration, then each holder of Espoir A Shares requesting Rockyview Shares will receive the number of Rockyview Shares (determined to the nearest whole number by rounding down) when the Maximum Share Consideration is multiplied by a fraction the numerator of which is the number of Rockyview Shares requested by such holder and the denominator of which is the number of Rockyview Shares requested by all holders of Espoir Class A Shares, and each holder of Espoir Class A Shares will exchange a portion of the holder's Espoir Class A Shares in exchange for that number of Rockyview Shares so determined and will exchange the remaining number of the Espoir Class A Shares held by such holder for cash; and

  (ii) if holders of Espoir Class A Shares elect to receive cash exceeding the Maximum Cash Consideration, then each holder of Espoir Class A Shares requesting cash will receive that amount of cash when the Maximum Cash Consideration is multiplied by a fraction the numerator of which is the cash consideration requested by such holder and the denominator of which is the aggregate cash consideration requested by all holders of Espoir Class A Shares, and each holder of Espoir Class A Shares will exchange a portion of the holder's Espoir Class A Shares in exchange for that amount of cash consideration so determined and will exchange the remaining number of the Espoir Class A Shares held by such holder for Rockyview Shares;

(e) the Espoir Class A Shares and Espoir Class B Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Espoir and cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Espoir Shareholders shall cease to have

any rights as shareholders of Espoir, other than the right to be paid the fair value of their Espoir Shares.

The Arrangement will result in all Espoir Shareholders, other than Dissenting Espoir Shareholders, holding either Rockyview Shares or receiving the Cash Consideration, or both, and ceasing to be a shareholder of Espoir.

New Rockyview will carry on the same operations as Rockyview and Espoir and will have the same assets and liabilities.

Recommendation of the Espoir Board of Directors

The board of directors of Espoir has considered the proposed business combination with Rockyview on the terms and conditions as provided in the Arrangement Agreement, has reviewed the Fairness Opinion, and has unanimously determined that the Arrangement is fair to the Espoir Shareholders and in the best interests of Espoir and the Espoir Shareholders. The board of directors of Espoir unanimously (with Mr. A. Scott Dawson, who is a director of both Espoir and Rockyview, abstaining) recommends that Espoir Shareholders vote in favour of the Arrangement Resolution.

Fairness Opinion of GMP

Espoir retained GMP on October 5, 2005 as financial advisor to Espoir and the Espoir board of directors. GMP was engaged to provide a variety of financial advisory services, including assistance in identifying, soliciting and evaluating alternative potential transactions designed to enhance value for the Espoir Shareholders and, at the request of Espoir, to provide a fairness opinion in connection with any such transaction that Espoir's board of directors determined to pursue. On October 30, 2005, GMP delivered its oral fairness opinion in respect of the Arrangement, subject to review of documentation and related materials, including this Information Circular. GMP delivered the written Fairness Opinion dated December 6, 2005, to the Espoir board of directors, indicating that as of such date, based on GMP's review and assumptions and subject to the limitations summarized in the Fairness Opinion, the consideration to be received by Espoir Shareholders under the Arrangement is fair, from a financial point of view, to the Espoir Shareholders.

The full text of the Fairness Opinion, which sets forth, among other things, the assumptions made, procedures followed, information reviewed, matters considered and limitations on the review undertaken, is attached to this Information Circular and contained in Schedule "C". Espoir Shareholders are urged to read carefully the Fairness Opinion in its entirety. The summary of the Fairness Opinion set forth in this Information Circular is qualified in its entirety by reference to the full text of the opinion. The Fairness Opinion is for the use and benefit of the Espoir board of directors in connection with its consideration of the Arrangement, does not address the merits of the underlying decision by Espoir to engage in the Arrangement and does not constitute a recommendation to the Espoir Shareholders as to how such shareholders should vote on the resolutions approving the Arrangement.

GMP will receive fees for its services in connection with the Arrangement, the payment of which is contingent upon the completion of the Arrangement. Espoir has also agreed to indemnify GMP and certain related persons against certain liabilities in connection with their engagements, including certain liabilities under securities legislation.

GMP and its associates and affiliates have, as applicable, in the past, provided and may in the future, in the ordinary course of business, perform financial advisory or investment banking and other related services for Espoir and Rockyview and GMP has and will receive fees for such services. In the ordinary course of business, GMP, its principals and its affiliates may trade in the securities of both Espoir and Rockyview for their own account and for the account of their clients and accordingly, may at any time hold a long or short position in such securities.

Voting Support Agreements

Each of the directors and senior officers and certain employees of Espoir have agreed to vote the Espoir Class A Shares and Espoir Class B Shares owned or controlled by them as at the Record Date in favour of the Arrangement Resolution, representing approximately 23.9% of the issued and outstanding Espoir Class A Shares and 3.7% of the outstanding Espoir Class B Shares.

All Espoir Optionholders have previously approved the Arrangement.

Management of New Rockyview

Senior management of New Rockyview will be comprised of the following individuals, being the current management of Rockyview: Steven Cloutier - President and Chief Executive Officer; Alan MacDonald - Vice President, Finance and Chief Financial Officer; Daniel Allan - Chief Operating Officer; and Howard Anderson - Vice President, Engineering.

Please see "Information Concerning New Rockyview - Management of New Rockyview".

Timing

It is anticipated that the Arrangement will become effective after the requisite Espoir Shareholder and regulatory approvals have been obtained and all other conditions to the Arrangement have been satisfied or waived. It is anticipated that the Arrangement will become effective on or about January 11, 2006.

Rights of Dissenting Espoir Shareholders

Espoir Shareholders are entitled to dissent in respect of the Arrangement in accordance with Section 191 of the ABCA, as modified or supplemented by the Interim Order. Strict compliance with the provisions of Section 191, as modified by the Interim Order, is required in order to exercise the right to dissent. Provided the Arrangement becomes effective, each Dissenting Espoir Shareholder will be entitled to be paid the fair value of his or her Espoir Class A Shares or Espoir Class B Shares, as the case may be, in respect of which such shareholder dissents in accordance with Section 191 of the ABCA, as modified or supplemented by the Interim Order. **Persons who are beneficial owners of Espoir Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such Espoir Class A Shares or Espoir Class B Shares are entitled to dissent.** Accordingly, a beneficial owner of Espoir Class A Shares or Espoir Class B Shares desiring to exercise his or her right to dissent must make arrangements for the Espoir Class A Shares or Espoir Class B Shares beneficially owned by such person to be registered in his or her name, or, alternatively, make arrangements for the registered holder of its Espoir Class A Shares or Espoir Class B Shares to dissent on his or her behalf. See Schedule "G" to this Information Circular for the full text of Section 191.

The Arrangement Agreement provides that it is a condition to completion of the Arrangement that holders of not more than 5% of the outstanding Espoir Class A Shares and holders of not more than 20% of the outstanding Espoir Class B Shares shall have exercised their right of dissent in connection with the Arrangement that have not been withdrawn as at the Arrangement Effective Date. This condition may only be waived, in whole or in part, mutually by Rockyview and Espoir.

The Arrangement is subject to certain other conditions set forth in the Arrangement Agreement, a copy of which is attached as Schedule "H" to the Information Circular.

Stock Exchange Listing

The Rockyview Shares are listed on the TSX. Rockyview has obtained conditional approval from the TSX for the listing of the Rockyview Shares to be issued pursuant to the Arrangement. Final approval of the Arrangement and the listing of the Rockyview Shares to be issued pursuant thereto will be subject to the fulfilment of all of the requirements of the TSX. The Rockyview Shares trade on the TSX under the trading symbol "RVE".

Interest of Certain Persons or Companies in Matters to be Acted Upon

None of the directors or executive officers of Rockyview or Espoir has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the Arrangement, other than as disclosed in this Information Circular.

Resale of Rockyview Shares

Canada

The Rockyview Shares to be issued to Espoir Class A Shareholders (including Espoir Class A Shares issued upon conversion of Espoir Class B Shares issued pursuant to the Arrangement) will be issued in reliance on exemptions from prospectus and registration requirements of applicable securities laws of the various applicable provinces in Canada and will generally be "freely tradable" (and not subject to any "restricted period" or "hold period") if the following conditions are met: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling securityholder is an insider or an officer of Rockyview, the selling securityholder has no reasonable grounds to believe that Rockyview is in default of securities legislation.

United States

Rockyview Shares to be issued to the Espoir Shareholders pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each applicable state of the United States. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on December 6, 2005 and, subject to the approval of the Arrangement by Espoir Shareholders, a hearing on the Arrangement will be held on January 11, 2006 by the Court. See "The Arrangement – Key Approvals and Conditions Precedent".

Rockyview Shares received pursuant to the Arrangement may be resold without restriction by persons who were not "affiliates" of Rockyview or Espoir immediately before the Arrangement and who are not "affiliates" of Rockyview after the Arrangement. An "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such issuer, whether through the ownership of voting securities, by contract, or otherwise. Espoir Shareholders who were affiliates of either Espoir or Rockyview immediately before the Arrangement or are affiliates of Rockyview after the Arrangement will be subject to the 1933 Act and applicable state securities laws restrictions on the resale of Rockyview Shares received by them in the Arrangement. However, such affiliates may resell such Rockyview Shares without registration under the 1933 Act and applicable state securities laws immediately, either (a) outside the United States pursuant to and in accordance with Regulation S under the 1933 Act or (b) in a transaction exempt from such registration requirements. See also "Information for United States Shareholders".

The foregoing discussion is only a general overview of certain Canadian and United States securities laws applicable to Rockyview Shares received pursuant to the Arrangement. Espoir Shareholders are urged to consult their legal advisers to determine the extent of all applicable resale provisions with respect to such Rockyview Shares.

Key Approvals and Conditions Precedent

The following procedural steps must be taken in order for the Arrangement to become effective:

1. the Arrangement Resolution must be passed by 66 2/3% of the votes cast by each of the Espoir Class A Shareholders and the Espoir Class B Shareholders present, in person or by proxy, at the Espoir Class A Shareholders' Meeting and the Espoir Class B Shareholders' Meeting, respectively;

2. the Court must grant the Final Order approving the Arrangement; and

3. the Final Order, the Articles of Amendment and the Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

In addition, the obligations of Rockyview and Espoir to complete the Arrangement are subject to the completion of all necessary regulatory reviews, rulings, orders, consents and approvals required under applicable legislation and certain other conditions set forth in the Arrangement Agreement, a copy of which is attached as Schedule "H" to the Information Circular.

The Rockyview Shares to be issued pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States. Such securities will be issued in reliance upon the exemption from registration provided by section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each applicable state of the United States. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the Rockyview Shares issued pursuant to the Arrangement will not require registration under the 1933 Act.

The Arrangement Resolution authorizes the board of directors of Espoir to amend or decide not to proceed with the Arrangement or revoke the Arrangement Resolution at any time prior to the issue of the certificates giving effect to the Arrangement without further approval from the Espoir Shareholders. See Schedule "A" to this Information Circular for the full text of the Arrangement Resolution.

Exchange of Share Certificates

Following the Arrangement and as of the Arrangement Effective Date, holders of Espoir Class A Shares (including those Espoir Class B Shareholders who receive Espoir Class A Shares upon conversion of their Espoir Class B Shares under the Arrangement) who elect to receive Rockyview Shares or are deemed to receive Rockyview Shares or such holders who have not made any election, shall be deemed to be registered holders of Rockyview Shares and the holders of certificates representing Espoir Class A Shares and Espoir Class B Shares are required to surrender such certificates pursuant to the Espoir Letter of Transmittal and Election Form and, upon such surrender, will be entitled to receive, subject to the Maximum Share Consideration and the Maximum Cash Consideration (i) share certificates representing the number of Rockyview Shares or (ii) cheques representing the Cash Consideration, to which they are so entitled, or both, as applicable.

All Espoir Optionholders have provided their consent to the Arrangement prior to the date hereof. Upon the Arrangement becoming effective, vesting of all Espoir Options shall be accelerated.

Enclosed with this Information Circular is the Espoir Letter of Transmittal and Election Form for the surrender of certificates which formerly represented Espoir Class A Shares and Espoir Class B Shares, respectively, for use in exchanging those certificates for certificates representing Rockyview Shares or for cheques representing the Cash Consideration to which former Espoir Shareholders become entitled pursuant to the Arrangement.

The Espoir Letter of Transmittal and Election Form contains complete instructions on how such persons are to exchange their shares. Registered Espoir Shareholders should read and follow these instructions. The Espoir Letter of Transmittal and Election Form, when properly completed and delivered together with certificates representing the applicable shares and all other required documents, will enable each former registered Espoir Shareholder to obtain the certificates representing the Rockyview Shares or cheques representing the Cash Consideration to which they are entitled pursuant to the Arrangement, or both, as applicable. Any fractional Rockyview Shares resulting from the implementation of the Arrangement will be rounded to the nearest whole number of Rockyview Shares.

After the Arrangement Effective Date, certificates formerly representing Espoir Shares will represent only the right to receive Rockyview Shares and/or Cash Consideration, as may be applicable. As soon as practicable following the Arrangement Effective Date, upon delivery of such certificates together with the Espoir Letter of Transmittal and Election Form properly completed, in accordance with the instructions contained in the Espoir Letter of Transmittal and Election Form, each former registered holder of such Espoir Shares will be sent certificate(s) representing Rockyview Shares and/or cheques representing the Cash Consideration to which they are entitled, as may be applicable.

Any use of the postal service to transmit certificates or cheques with the Espoir Letter of Transmittal and Election Form is at the risk of the Espoir Shareholder and none of Rockyview, Espoir, or Olympia shall have any responsibility for lost certificates or cheques. If such documents are to be mailed, it is recommended that registered mail, properly insured, be used and acknowledgement of receipt requested.

Securities Law Matters

Based on the fact that Mr. A. Scott Dawson (i) is a member of the board of directors of each of Espoir and Rockyview; and (ii) one-third of the Espoir Options held by Mr. Dawson will, as a result of the Arrangement, be subject to accelerated vesting (the "**Accelerated Options**"), Ontario Securities Commission Rule 61-501 ("**OSC Rule 61-501**") requires a committee of independent members of the board of directors of Espoir (an "**Independent Committee**") approve certain aspects of the Arrangement. Specifically, OSC Rule 61-501 requires the Independent Committee review the consideration to be received by Mr. Dawson for the Accelerated Options. The Independent Committee is required under OSC Rule 61-501 to confirm that the consideration to be received for the Accelerated Options is less than 5% of the value of the Rockyview Shares and/or Cash Consideration that Mr. Dawson is beneficially entitled to receive under the Arrangement in exchange for the Espoir Class A Shares and Espoir Class B Shares he beneficially owns. The directors of Espoir other than Mr. Dawson acted as an Independent Committee to review this matter in accordance with OSC Rule 61-501 and calculated the consideration to be received by Mr. Dawson for the Accelerated Options to be approximately $28,400, which is less than 5% of the value of the Rockyview Shares and/or Cash Consideration that Mr. Dawson is beneficially entitled to receive under the Arrangement, which 5% value is calculated to be approximately $67,000.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Felesky Flynn LLP, Canadian tax counsel for Espoir ("Tax Counsel"), the following is a fair and adequate summary of the principal Canadian federal income tax considerations pursuant to the Tax Act in respect of the Arrangement generally applicable to Espoir Shareholders who participate in or dissent to the Arrangement, who hold their Espoir Shares and Rockyview Shares acquired under the Arrangement as capital property for the purposes of the Tax Act and who at all material times deal at arm's length with, and are not affiliated with, each of Rockyview and Espoir for purposes of the Tax Act.

Generally, Espoir Shares and Rockyview Shares will be considered to be capital property for purposes of the Tax Act to the holder thereof unless they are held in the course of carrying on a business of buying and selling securities or were acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Espoir Shareholders who are resident in Canada for purposes of the Tax Act whose Espoir Shares and Rockyview Shares received pursuant to the Arrangement otherwise might not qualify as capital property may be entitled to have them, and all other "Canadian securities" (as defined in the Tax Act) owned by them, deemed to be capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act. Espoir Shareholders considering making such an election should first consult their own tax advisors.

This summary is not applicable to an Espoir Shareholder that is a "financial institution", a "specified financial institution" or where an interest in an Espoir Shareholder would be an interest in a "tax shelter" or a "tax shelter investment" as defined in the Tax Act. This summary assumes that immediately before the Arrangement Effective Time an Espoir Shareholder is not also a Rockyview Shareholder. Any such Espoir Shareholders should consult their own tax advisors with respect to the Arrangement.

This summary is based upon the provisions of the Tax Act and the regulations thereunder ("Tax Regulations") in force as of the date hereof, all specific proposals to amend the Tax Act and the Tax Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof ("Proposed Amendments"), Tax Counsel's understanding of the current published administrative and assessing policies of the CRA and certificates as to certain factual matters provided to Tax Counsel by Espoir and Rockyview.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations applicable to the Arrangement or the holding of Espoir Shares and Rockyview Shares and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law whether by legislative, regulatory or

judicial action, or changes in the administrative and assessing practices of the CRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is not intended to be, and should not be construed to be, legal or tax advice to any particular Espoir Shareholder. Espoir Shareholders are urged to seek independent tax advice to determine the particular tax consequences to them of the Arrangement having regard to their particular circumstances.

Residents of Canada

This section of the summary of Canadian federal income tax considerations is applicable to Espoir Shareholders who are, or are deemed to be, residents of Canada for purposes of the Tax Act.

Taxation of Participating Espoir Shareholders

This portion of the summary is applicable to Espoir Shareholders other than those who exercise their rights of dissent in connection with the Arrangement. It contains a discussion of the federal income tax consequences under the Arrangement of the conversion of the Class B Shares into Class A Shares and the exchange of Class A Shares for Cash Consideration or Rockyview Shares or a combination of Cash Consideration and Rockyview Shares.

Conversion of Class B Shares into Class A Shares

As a result of the amendment of Espoir's share capital, the cancellation of all the Class B Shares and the issuance of Class A Shares under the Arrangement, subsection 86(1) of the Tax Act should apply to a former holder of Class B Shares with the result that:

(i) the cost to the shareholder of the Class A Shares received after the exchange should be deemed to be equal to the adjusted cost base of that shareholder's Class B Shares immediately before the exchange; and

(ii) the shareholder should be deemed to have disposed of that person's Class B Shares for proceeds of disposition equal to the adjusted cost base of the shareholder's Class B Shares.

As a result, no capital gain or loss should arise on the conversion of the Class B Shares into Class A Shares. In addition, no deemed dividend should arise to the Espoir Class B Shareholder as a result of such conversion.

Espoir Shareholders Receiving Only Cash Consideration

An Espoir Shareholder who receives only Cash Consideration pursuant to the Arrangement will recognize a capital gain (or capital loss) for the taxation year during which the disposition of Espoir Class A Shares for Cash Consideration occurs. Such capital gain (or capital loss) should be equal to the amount by which the cash proceeds of disposition exceed (or are less than) the aggregate of the Espoir Shareholder's adjusted cost base of such Espoir Shares and any reasonable costs of making the disposition.

Espoir Shareholders Receiving Only Share Consideration

An Espoir Shareholder who receives only Rockyview Shares pursuant to the Arrangement and who does not (i) choose to recognize a capital gain or capital loss; or (ii) make a valid election under subsection 85(1) or 85(2) of the Tax Act jointly with Rockyview within the time required under subsection 85(6) of the Tax Act, will realize neither a capital gain or capital loss and will be deemed to acquire the Rockyview Shares at a cost which is equal to the adjusted cost base of their Espoir Shares for the purposes of computing the adjusted cost base of all Rockyview Shares owned by them.

An Espoir Shareholder who receives only Rockyview Shares pursuant to the Arrangement may choose to recognize any portion of the capital gain or a capital loss from the disposition of such shareholder's Class A Shares by reporting same in such person's income tax return for the taxation year in which the disposition occurs. In this

event, such capital gain (or capital loss) would be equal to the amount by which the fair market value of the Rockyview Shares received exceeds (or is less than) the Espoir Shareholder's aggregate adjusted cost base of the Espoir Shares disposed of and any reasonable costs of making the disposition. In such circumstances, the cost of the Rockyview Shares acquired should be the fair market value thereof for the purposes of computing the adjusted cost base of such Rockyview Shares.

An Espoir Shareholder who receives only Rockyview Shares pursuant to the Arrangement and who makes a valid election under subsection 85(1) or 85(2) of the Tax Act jointly with Rockyview within the time required under subsection 85(6) of the Tax Act will, provided the elected amount is not (i) less than the lesser of the adjusted cost base of the Class A Shares exchanged and the fair market value thereof; and (ii) not more than the fair market value of the Class A Shares so exchanged, generally realize proceeds of disposition thereof equal to the elected amount. In those circumstances, the Espoir Shareholder's capital gain (or capital loss), if any, will be the amount by which the elected amount exceeds (or is exceeded by) the total adjusted cost base of the Class A Shares so exchanged and any reasonable costs of making the disposition. The cost to such Espoir Shareholder of the Rockyview Shares received generally will, subject to the rules applicable to such election, be equal to the amount so elected. Espoir Shareholders should consult their own tax advisors to determine the appropriate elected amount having regard to their own circumstances and the provisions of subsections 85(1) or 85(2) of the Tax Act, as the case may be.

Espoir Shareholders Receiving Both Cash and Share Consideration

Based on CRA administrative practice, Espoir Shareholders who receive both Cash Consideration and Rockyview Shares pursuant to the Arrangement will be considered to have disposed of a portion of their Espoir Class A Shares entirely for cash received and a portion of their Espoir Class A Shares entirely for Rockyview Shares received based on their elections in the Espoir Letters of Transmittal and Election Forms, subject to the terms under the Arrangement relating to the Maximum Cash Consideration and Maximum Share Consideration. Such a shareholder will realize a capital gain (or a capital loss) to the extent that the cash received exceeds (or is exceeded by) the aggregate of the shareholder's adjusted cost base of the portion of the Espoir Class A Shares which are disposed of entirely for Cash Consideration and any reasonable costs of making the disposition. In respect of the portion of the shareholder's Espoir Class A Shares which are disposed of entirely for Rockyview Shares, the Canadian federal income tax consequences are as described above under the heading "Espoir Shareholders Receiving Only Share Consideration".

Making a Section 85 Election

Espoir Shareholders who wish to make an income tax election pursuant to subsection 85(1) or 85(2) of the Tax Act, as the case may be, with respect to the exchange of their Class A Shares for Rockyview Shares must provide signed copies of the necessary election forms to Rockyview within 120 days following the Arrangement Effective Date duly completed including details of the number of Class A Shares exchanged, the amount of any cash received and the applicable agreed amounts for purposes of such elections. Thereafter, the forms will be signed by Rockyview and returned to the Espoir Shareholders for filing with the CRA. **Rockyview will not be responsible for the proper completion or filing of any election form and will not be responsible for taxes, interest, penalties, damages or expenses resulting from the failure of anyone to properly complete any election or properly file such election within the time and in the form prescribed under the Tax Act or the corresponding provisions of any applicable provincial or territorial tax legislation.**

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by an Espoir Shareholder on the disposition of Espoir Shares must be included in computing the income of the holder for the holder's taxation year in which the Arrangement takes place, and one-half of any capital loss (an "allowable capital loss") realized must be deducted from taxable capital gains realized by the holder in that taxation year. Any excess of allowable capital losses over taxable capital gains for the taxation year in which the Arrangement occurs generally may be deducted against net taxable capital gains realized by the holder in any of the three preceding taxation years or carried forward to any future taxation year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by an Espoir Shareholder that is a corporation or certain partnerships or trusts may be reduced in certain circumstances in respect of certain dividends, if any, previously received or deemed to be received on the Espoir Shares to the extent and under the circumstances described in the Tax Act. An Espoir Shareholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Capital gains realized by an Espoir Shareholder who is an individual may give rise to a liability for minimum tax.

Taxation of Dividends on Rockyview Shares

In the case of a holder who is an individual, dividends received or deemed to be received on the Rockyview Shares held by the holder will be included in computing the holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Dividends received by a holder who is an individual may give rise to a liability for minimum tax.

Dividends received or deemed to be received on the Rockyview Shares by a holder that is a corporation will be included in computing the corporation's income and normally will be deductible in computing its taxable income to the extent and under the circumstances provided in the Tax Act.

A holder that is a "private corporation" as defined in the Tax Act or a corporation resident in Canada that is controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received or deemed to be received on the Rockyview Shares to the extent that such dividends are deductible in computing the holder's taxable income.

Subsequent Disposition of Rockyview Shares

Assuming no "rollover" provision in the Tax Act is applicable to a future disposition of Rockyview Shares, a holder of such shares will realize a capital gain (or a capital loss) on the future sale of the holder's Rockyview Shares to the extent that the fair market value of the consideration received on the disposition exceeds (or is exceeded by) the aggregate adjusted cost base to the holder of such Rockyview Shares and reasonable costs of disposition. See "Taxation of Capital Gains and Capital Losses" above.

Non-Residents of Canada

This portion of the summary is applicable to a person who, at all relevant times, is not resident in, and is not deemed to be resident in Canada for purposes of the Tax Act, who does not and will not use or hold, and is not deemed to use or hold, Espoir Shares and Rockyview Shares in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada or elsewhere (a "Non-Resident Holder").

Disposition of Espoir Shares and Rockyview Shares

A Non-Resident Holder will not be subject to taxation in Canada in respect of: (i) the disposition of Class B Shares, (ii) the disposition of Class A Shares for cash consideration and/or Rockyview Shares or (iii) any future disposition of Rockyview Shares unless such securities constitute "taxable Canadian property" as defined in the Tax Act at the time of the relevant disposition and the Non-Resident Holder is not afforded relief from Canadian tax in respect of such disposition under an applicable tax convention between Canada and the Non-Resident Holder's jurisdiction of residence.

Class B Shares, Class A Shares and Rockyview Shares normally will not be taxable Canadian property at a particular time provided that: (i) such shares are listed on a prescribed stock exchange and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued shares of any class of Espoir or Rockyview, as the case may be, at any time during the 60-

month period preceding the particular time; and (ii) such shares are not otherwise deemed to be taxable Canadian property under the Tax Act.

If the Class B Shares, Class A Shares or Rockyview Shares are taxable Canadian property of a Non-Resident Holder, the disposition thereof generally will give rise to a capital gain or capital loss in the same manner as described above under the heading "Residents of Canada". However, it is possible that an income tax convention between Canada and the country of residence of the Non-Resident Holder could alter such result. Consequently, Non-Resident Holders should consult with their own tax advisors.

Since the Class B Shares, Class A Shares and Rockyview Shares are, as of date hereof, listed on a prescribed stock exchange for purposes of the Tax Act such shares will be considered "excluded property" for purposes of section 116 of the Tax Act. Consequently, there will be no obligation under the Tax Act for the Non-Resident Holder or the relevant purchaser to, respectively, obtain a section 116 certificate or withhold and remit a portion of the proceeds from the disposition of such shares to the CRA. The Non-Resident Holder generally will be required to file a Canadian income tax return in respect of a disposition of such shares, unless, *inter alia*, such shares are not taxable Canadian property and the Non-Resident Holder has not realised a taxable capital gain in the taxation year of the disposition.

Dividends on Rockyview Shares

Dividends paid or credited by Rockyview to a Non-Resident Holder or a Non-Canadian Partnership will be subject to Canadian withholding tax at the rate of 25%, subject to reduction under an applicable income tax convention.

Taxation of Dissenting Espoir Shareholders

Both Shareholders who are resident in Canada for purposes of the Tax Act and Non-Resident Espoir Shareholders are permitted to dissent from the Arrangement. Under the Arrangement, a Dissenting Shareholder will be entitled to be paid by Espoir the fair market value of the Espoir Shares held by such Dissenting Shareholder determined as of the appropriate date. See "Rights of Dissenting Espoir Shareholders".

A Dissenting Espoir Shareholder should be deemed to have received a taxable dividend ("Deemed Dividend") equal to the amount by which the amount received from Espoir for the Dissenting Shareholder's Espoir Shares (other than in respect of interest awarded by the Court) exceeds the paid-up capital of the Espoir Shares held by such Shareholder at that time. In addition, a Dissenting Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds received for the Dissenting Shareholder's Espoir Shares less the amount of the Deemed Dividend exceed (or are less than) any interest awarded by the Court, any reasonable costs of disposition, and the adjusted cost base of the Shareholder's Espoir Shares immediately before payment of such proceeds.

For Dissenting Espoir Shareholders who are resident in Canada for purposes of the Tax Act, any such Deemed Dividend will be subject to tax under the Tax Act in the same manner as dividends on Rockyview Shares, as described above under "Taxation of Dividends on Rockyview Shares" under the heading "Residents of Canada". However, if such a Dissenting Espoir Shareholder is a corporation, the Deemed Dividend may, in certain circumstances, be recharacterized as proceeds of disposition of the Espoir Shares. The taxation of capital gains and capital losses is described above under "Taxation of Capital Gains and Capital Losses" under the heading "Residents of Canada". Interest awarded by the Court to a Dissenting Espoir Shareholder who is resident in Canada for purposes of the Tax Act will be included in that person's income for purposes of the Tax Act. This income inclusion generally will occur in the Dissenting Espoir Shareholder's taxation year in which the Arrangement occurs.

For Dissenting Espoir Shareholders who are Non-Residents or Non-Canadian Partnerships, the gross amount of the Deemed Dividend will be subject to Canadian withholding tax of 25% under the Tax Act, subject to reduction of such rate under an applicable income tax convention between Canada and the Non-Resident's jurisdiction of residence. Any interest paid or credited pursuant to a Court award to a Dissenting Shareholder who is a Non-Resident will be subject to a withholding tax. Under the Tax Act, interest paid or credited to a Non-Resident or a

Non-Canadian Partnership is subject to withholding tax at the rate of 25% of the gross amount of the interest unless such rate is reduced under an applicable income tax convention.

Additional income tax considerations may be relevant to Dissenting Espoir Shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent. Dissenting Espoir Shareholders should consult with their own tax advisors.

OTHER BUSINESS AT THE MEETINGS

As of the date hereof, management of Espoir is not aware of any matters to come before the Espoir Meetings other than those set forth in this Information Circular.

INFORMATION CONCERNING NEW ROCKYVIEW

The head office of New Rockyview will be located at 2250, 801 - 6th Avenue S.W., Calgary, Alberta, T2P 3W2 and the registered and records office will be located at First Canadian Centre, 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Business of New Rockyview

Following completion of the Arrangement, Rockyview will be engaged in the exploration for and the acquisition, development and production of oil and gas in the Western Canadian Sedimentary Basin. New Rockyview will own the business and all of the assets of Espoir.

Description of Rockyview Share Capital

The following is a summary of the rights, privileges, restrictions and conditions attaching to each class of shares of New Rockyview, which will be the same as those of Rockyview.

Common Shares

Rockyview is authorized to issue an unlimited number of Rockyview Shares. Holders of Rockyview Shares are entitled to one vote per share at meetings of shareholders of Rockyview, to receive dividends if, as and when declared by the board of directors and to receive *pro rata* the remaining property and assets of Rockyview upon its dissolution or winding-up, subject to the rights of shares having priority over the Rockyview Shares.

Preferred Shares

Rockyview is authorized to issue an unlimited number of Rockyview preferred shares, issuable in series. The directors of Rockyview are entitled to determine the designation, rights, privileges, restrictions and conditions attaching to the shares of a series.

Pro Forma Capitalization (unaudited)

The following table sets forth the pro forma capitalization of Rockyview following the Arrangement:

	Authorized	Outstanding as at September 30, 2005 [3]
		(unaudited)
Debt:		
Revolving Extendible Credit Facility[2]	$25,500,000	$8,879,631
Warrants	913,149	$584,415 (913,149 Warrants)
Share Capital:		
Common Shares	Unlimited	$95,128,020 (19,510,179 shares) [1]
Preferred Shares	Unlimited	Nil

Notes:

(1) Does not include options to acquire up to 922,502 Rockyview Shares held by certain directors, officers and employees of Rockyview.

(2) The revolving extendible credit facility is the combined loans of Rockyview and Espoir and will be assumed by Rockyview pursuant to the Arrangement, provided consent of the relevant banks are obtained. As at September 30, 2005 Rockyview had bank debt of $nil and working capital of $7,799,898, and Espoir had bank debt of $3,883,132 and working capital deficiency of $1,343,155.

(3) Based on the pro forma financial statements attached as Schedule "D" hereto.

Diluted Share Capital of New Rockyview

In addition to the information set out in the capitalization table above, the following table sets out the appropriate fully diluted share capital of Rockyview after giving effect to the Arrangement, calculated as at September 30, 2005.

	Number of Shares	Percentage of Total
Total number of Rockyview Shares after giving effect to the Arrangement	19,510,179[1]	91.4%
Warrants	913,149	4.3%
Rockyview Stock Options outstanding under Rockyview Stock Option Plan after giving effect to the Arrangement	922,502	4.3%
TOTAL	21,345,830	100%

Note:

(1) Based on the pro forma financial statements attached as Schedule "D" hereto.

Principal Shareholders of New Rockyview

To the knowledge of the directors and senior officers of Espoir, after completion of the Arrangement, no persons, firms, partnerships or corporations will, beneficially, directly or indirectly, own or exercise control or direction over shares carrying more than 10% of the voting rights attached to the Rockyview Shares.

Management of New Rockyview

Following completion of the Arrangement, senior management of New Rockyview will be comprised of the following individuals: Steven Cloutier - President and Chief Executive Officer; Alan MacDonald - Vice President, Finance and Chief Financial Officer; Daniel Allan - Chief Operating Officer; and Howard Anderson - Vice President, Engineering. See Schedule "E" "Information Concerning Rockyview Energy Inc. – Directors and Officers" for further information relating to such individuals.

The following table sets forth information with respect to the directors and officers of Rockyview after completion of the Arrangement:

Name, Residence	Positions with Rockyview	Principal Occupation	Number of Rockyview Shares Held Directly or Indirectly After the Arrangement[1][2] (% of issued and outstanding)
Steven Cloutier Calgary, Alberta	President, Chief Executive Officer and Director	President and Chief Executive Officer of Rockyview	461,574 (2.37%)
Martin Hislop Calgary, Alberta	Director	Retired Businessman	268,773 (1.38%)
John Howard Calgary, Alberta	Director	President, Lunar Enterprises Corp., a private oil and gas company established in 1987	26,973 (0.14%)
Nancy Penner Calgary, Alberta	Director	Counsel, Parlee McLaws LLP	22,831 (0.12%)
A. Scott Dawson Calgary, Alberta	Director	President and Chief Executive Officer of Open Range Energy Corp.	239,286 (1.23%)
Alan MacDonald Calgary, Alberta	Vice-President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of Rockyview	195,286 (1.00%)
Daniel Allan Calgary, Alberta	Chief Operating Officer	Chief Operating Officer of Rockyview	137,017 (0.70%)
Howard Anderson Calgary, Alberta	Vice-President, Engineering	Vice-President, Engineering of Rockyview	132,958 (0.68%)

Notes:

(1) Does not include options to acquire Rockyview Shares.
(2) Assumes 7,445,000 Rockyview Shares are issued pursuant to the Arrangement.

Refer to "Directors and Officers" in Schedule "E" hereto for a further description of the current Rockyview management team.

Aggregate Ownership of Securities

To the knowledge of the directors and senior officers of Espoir, upon completion of the Arrangement, New Rockyview' officers and directors will, as a group, beneficially own, directly or indirectly, an aggregate of 1,484,698 Rockyview Shares (7.61% of the total issued and outstanding Rockyview Shares).

Auditors, Transfer Agent and Registrar

PricewaterhouseCoopers LLP will be the auditors of New Rockyview. Olympia Trust Company, at its principal office in Calgary, will act as transfer agent and registrar of New Rockyview.

Legal Proceedings

Management is not aware of any contemplated legal proceedings that are material to the business and affairs of New Rockyview.

Rockyview Stock Option Plan

The Rockyview Stock Option Plan will continue in effect without amendment for the purposes of New Rockyview and is intended to afford persons who provide services to Rockyview, whether directors, officers, employees or consultants of Rockyview or its subsidiaries, an opportunity to obtain a proprietary interest in Rockyview by permitting them to purchase Rockyview Shares and to aid in attracting, as well as retaining and encouraging the continued involvement of, such persons with Rockyview.

Under the Rockyview Stock Option Plan:

1. Rockyview options ("Rockyview Options") may be granted in such numbers as the Rockyview board of directors may determine and will vest as to one-third on each of the first, second and third anniversaries of the date of the grant;

2. the exercise price of Rockyview Options shall not be less than the "market price" of the Rockyview Shares at the date of granting such option. For purposes of the Rockyview Stock Option Plan, "market price" means the volume weighted average trading price of the Rockyview Shares on the TSX, calculated by dividing the total value of the Rockyview Shares traded by the total volume of the Rockyview Shares traded, for the last five trading days prior to the date on which the Rockyview Option is granted;

3. the maximum term for Rockyview Options is five years;

4. the Rockyview Options will not be assignable;

5. the aggregate number of Rockyview Shares reserved for issuance pursuant to Rockyview Options granted to any one person, when combined with any other share compensation arrangement, may not exceed 5% of the outstanding Rockyview Shares (on a non-diluted basis);

6. the issuance of Rockyview Shares to "insiders" of Rockyview, when combined with any other share compensation arrangement, within a one year period may not exceed 10% of the outstanding Rockyview Shares (on a non-diluted basis);

7. the issuance of Rockyview Shares to any one "insider" of Rockyview and such insider's associates, when combined with any other share compensation arrangement, within a one year period may not exceed 5% of the outstanding Rockyview Shares (on a non-diluted basis);

8. Rockyview Options may contain provisions providing for accelerated vesting in the event of a sale by Rockyview of all or substantially all of its property and assets or a change of control of Rockyview; and

9. the aggregate number of Rockyview Shares that may be reserved for issuance under the Rockyview Stock Option Plan, together with any Rockyview Shares reserved for issuance under any other share compensation arrangement, must not exceed 10% of the number of Rockyview Shares, on a non-diluted basis, outstanding at that time.

No financial assistance will be provided by Rockyview to optionees to exercise Rockyview Options granted under the Rockyview Stock Option Plan.

In the event that a holder of vested Rockyview Options shall cease to be a director, officer or employee of, or a provider of services to, the Corporation or a subsidiary of the Corporation for any reason other than death, permanent disability or retirement, such Rockyview Options shall cease and terminate on the thirtieth (30th) day following the effective date of such ceasing to be a director, officer or employee of, or service provider to the Corporation or subsidiary or the expiry time of such Rockyview Options, whichever occurs first. Notwithstanding the foregoing, in the event of termination for cause, such Rockyview Options shall cease and terminate on the day following the date of Rockyview's giving notice of said termination.

In the event of the death, permanent disability or retirement of a holder of vested Rockyview Options, such Rockyview Options may be exercised by such holder or the legal personal representatives of the holder, as applicable, at any time up to and including (but not after) the earlier of the date that is six (6) months following the date of death of the holder and the expiry time of such Rockyview Options.

The board of directors of Rockyview may amend or discontinue the Rockyview Stock Option Plan at any time without the consent of the participants therein, provided that such amendment shall not alter or impair any Rockyview Option previously granted under the Rockyview Stock Option Plan, except as permitted to give effect to certain adjustments, and that such amendment or discontinuance has been approved by the TSX. Approval shall be obtained from a majority of holders of Rockyview Shares (excluding the votes of Rockyview Shares held directly or indirectly by insiders benefiting from the amendment) in respect of any amendment which seeks to (i) reduce the exercise price of a Rockyview Option that is outstanding; or (ii) extend the period during which an outstanding Rockyview Option may be exercised. TSX rules will require the Rockyview Stock Option Plan to be put before the holders of Rockyview Shares for reapproval at Rockyview's third annual general meeting and every three years thereafter.

SELECTED FINANCIAL AND OPERATIONAL INFORMATION

The following table sets out certain financial information for Rockyview and Espoir and pro forma financial information for Rockyview after giving effect to the Arrangement and certain other adjustments as at and for the period ended September 30, 2005. **The following information should be read in conjunction with the Financial Statements of Rockyview, the Financial Statements of Espoir and the Unaudited Pro Forma Financial Statements set forth at Schedules "E", "F" and "G", respectively, to this Information Circular.**

As at and for the nine months ended September 30, 2005

000 (except per share amounts)	**Rockyview**	**Espoir**	**Pro Forma**[2]
	(unaudited)[1]	(unaudited)	(unaudited)
Revenue, net of royalties	$5,024	$9,778	$21,276
Net Earnings	$711	$1,292	$414
Per share (basic)	$0.10	$0.09	$0.02
Per share (diluted)	$0.10	$0.08	$0.02
Working Capital (deficiency)	$7,800	($5,226)	($10,679)
Shares outstanding			
Common, Class A and Class B	12,069	15,288	19,510
Weighted average (basic)	7,087	14,603	19,510
Weighted average (diluted)	7,171	17,222	19,594

Notes:

(1) Rockyview amounts are for the period from incorporation on April 12, 2005 to September 30, 2005. Rockyview production commenced on June 21, 2005.

(2) Adjusted to give effect to the Arrangement. No adjustment has been made to reflect cost savings from operating synergies that may be realized as a result of the Arrangement.

Operational Information

The following table sets out certain operating information for each of Rockyview and Espoir for the periods noted. The following information should be read in conjunction with the operating information of Rockyview and Espoir. The combined operating information is presented for illustrative purposes only and is not necessarily indicative of actual results of operations or financial position that would have been achieved had the Arrangement been consummated at the beginning of the earliest period presented, nor are they indicative of future results.

	Rockyview	Espoir	Combined
Average Daily Production (for the nine months ended September 30, 2005)(1)			
Light/Medium Oil and NGL's (bbls/d)	42	35	77
Natural Gas (mcf/d)	5,734	4,894	10,628
NGLs (bbls/d)	35	38	73
Total Oil Equivalent (boepd) (based on 6:1 conversion)	1,032	889	1,921
	(as at December 31, 2004)	(as at October 1, 2005)	
Proved Reserves(2)(000's)			
Light/Medium Oil (bbls)	61	135	196
Natural Gas (mcf)	9,305	8,209	17,514
NGLs (bbls)	56	76	132
Total Oil Equivalent (boe) (based on 6:1 conversion)	1,668	1,579	3,247
Proved Plus Probable Reserves(2) (000's) (as at December 31, 2004)			
Light/Medium Oil (bbls)	234	268	502
Natural Gas (mcf)	16,718	11,613	28,331
NGLs (bbls)	84	106	190
Total Oil Equivalent (boe) (based on 6:1 conversion)	3,104	2,310	5,514
Net Present Value of Future Net Revenue of Proved and Probable Reserves – Discounted Before Tax(2) (Forecast Prices)			
at 0% ($million)	62.9	72.9	135.8
at 10% ($million)	41.3	53.0	94.3
Undeveloped Land (acres)			
Gross	77,206	69,760	146,966
Net	55,815	48,264	104,079

Notes:

(1) Rockyview amounts are for the period from the commencement of production on June 21, 2005 to September 30, 2005.

(2) This information is derived from the GLJ Rockyview Report with respect to Rockyview, and from the GLJ Espoir Report with respect to Espoir.

Compensation

The salary structure for senior management will remain the same upon completion of the Arrangement. Please see Schedule "E" - Information Concerning Rockyview Energy Inc. - Compensation of Executive Officers and Directors.

RISK FACTORS

An investment in Rockyview Shares should be considered highly speculative, not only due to the nature of the uncertainty of Rockyview's existing business and operations but also because of the uncertainty related to the completion of the Arrangement and the business of New Rockyview if the Arrangement is completed. In addition to the information in this Information Circular, an Espoir Shareholder should carefully consider each of, and the cumulative effect of, the following factors, which assumes the completion of the Arrangement.

Completion of the Arrangement

The completion of the Arrangement is subject to several conditions under the Arrangement Agreement. See "Key Approvals and Conditions Precedents". In the event that any of those conditions are not satisfied or waived, the Arrangement may not be completed.

Business Combination Risks

Rockyview and Espoir may not realize the anticipated benefits of the Arrangement. Rockyview and Espoir entered into the Arrangement Agreement to strengthen their respective positions in the oil and gas industry and to create the opportunity for potential cost savings, among other things. Achieving the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as New Rockyview's ability to realize the anticipated growth opportunities and synergies from combining the businesses of Rockyview and Espoir. The required efforts could divert management's focus and resources from other strategic opportunities and from operational matters during the integration process.

The trading price of the New Rockyview Shares may be less than the trading price of the Rockyview Shares as of the date of the Arrangement Agreement or as of the date of the Espoir Meetings. The ratio at which the Rockyview Shares and Espoir Class A Shares will be exchanged is fixed, and there will be no adjustment for changes in the market price of the Rockyview or the Espoir Class A Shares or Espoir Class B Shares. Neither Rockyview nor Espoir is permitted to terminate the Arrangement Agreement or resolicit the vote of the Espoir Shareholders solely because of changes in the market price of Rockyview Shares or Espoir Class A Shares or Espoir Class B Shares.

There may be a significant amount of time between the date of the Arrangement Agreement and the date when the Arrangement is completed. As a result, the relative or absolute prices of Rockyview Shares and Espoir Class A Shares or Espoir Class B Shares may vary significantly between the dates of the Arrangement Agreement, this Information Circular, the Espoir Meetings and the completion of the Arrangement. These variations may be caused by, among other factors, changes in the businesses, operations, results and prospects of either Rockyview or Espoir, market expectations of the likelihood that the Arrangement will be completed and the timing of its completion, the prospects for post-Arrangement operations and general market and economic conditions.

In addition, it is impossible to predict accurately the market price of the Rockyview Shares after the completion of the Arrangement. Accordingly, the prices of Rockyview Shares and Espoir Class A Shares or Espoir Class B Shares on the dates of the meetings may not be indicative of their prices immediately prior to the completion of the Arrangement or the price of New Rockyview Shares after the Arrangement is completed.

Exploration, Development and Production Risks

Oil and gas operations involve many risks that even a combination of experience and knowledge and careful evaluation may not be able to overcome. The long-term commercial success of New Rockyview depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves New Rockyview may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in New Rockyview's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that New Rockyview will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, New Rockyview may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by New Rockyview.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and

various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, New Rockyview will not be fully insured against all of these risks, nor are all such risks insurable. Although New Rockyview will maintain liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event New Rockyview could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Competition

The petroleum industry is competitive in all its phases. New Rockyview competes with numerous other participants in the search for the acquisition of oil and natural gas properties and in the marketing of oil and natural gas. New Rockyview's competitors include oil and gas companies that have substantially greater financial resources, staff and facilities than those of New Rockyview. New Rockyview's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "Industry Conditions". New Rockyview's operations may require licenses from various governmental authorities. There can be no assurance that New Rockyview will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

In December 2002 the Government of Canada ratified and signed the Kyoto Protocol. This protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 levels during the period between 2008 and 2012. Implementation of the Kyoto Protocol is expected to affect the operation of all industries in Canada, including the oil and gas industry. Such effects may include increased operating and capital expenditures and reduction in the production of crude oil and natural gas. As details of the implementation of the Protocol have yet to be announced, the effect on New Rockyview cannot be determined at this time.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to

liabilities to governments and third parties and may require New Rockyview to incur costs to remedy such discharge. Although New Rockyview believes that it will be in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect New Rockyview's financial condition, results of operations or prospects. See "Industry Conditions – Environmental Regulation".

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by New Rockyview will be affected by numerous factors beyond its control. New Rockyview's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. New Rockyview may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of New Rockyview's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of New Rockyview's reserves. New Rockyview might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in New Rockyview's net production revenue causing a reduction in its oil and gas acquisition, development and exploration activities. In addition, bank borrowings available to New Rockyview are in part determined by New Rockyview's borrowing base. A sustained material decline in prices from historical average prices could further reduce New Rockyview's borrowing base, therefore reducing the bank credit available to New Rockyview and could require that a portion of New Rockyview' bank debt be repaid.

Substantial Capital Requirements

New Rockyview anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If New Rockyview's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to New Rockyview. Moreover, future activities may require New Rockyview to alter its capitalization significantly. The inability of New Rockyview to access sufficient capital for its operations could have a material adverse effect on New Rockyview's financial condition, results of operations or prospects.

Additional Funding Requirements

New Rockyview's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, New Rockyview may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause New Rockyview to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If New Rockyview's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect New Rockyview's ability to expend the necessary capital to replace its reserves or to maintain its production. If New Rockyview's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to New Rockyview.

Issuance of Debt

From time to time New Rockyview may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase New Rockyview's debt levels above industry standards. Depending on future exploration and development plans, New Rockyview may require

additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither New Rockyview's articles nor its by-laws limit the amount of indebtedness that New Rockyview may incur. The level of New Rockyview's indebtedness from time to time, could impair New Rockyview's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Accounting

New Rockyview will use the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows. To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future taxes exceed the present value of estimated future net cash flows from New Rockyview's proved oil and natural gas reserves, those excess costs would be required to be charged to operations.

Hedging

From time to time New Rockyview may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, New Rockyview will not benefit from such increases. Similarly, from time to time New Rockyview may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, New Rockyview will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to New Rockyview and may delay exploration and development activities. New Rockyview is not the operator of all of its oil and gas properties, and as a result New Rockyview will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Although title reviews will generally be conducted prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat New Rockyview's claim which could result in a reduction of the revenue received by New Rockyview.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of New Rockyview. The reserve and cash flow information set forth herein represent estimates only. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of New Rockyview. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of activities New Rockyview intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such activities do not achieve the level of success assumed in the evaluations.

Insurance

New Rockyview's involvement in the exploration for and development of oil and gas properties may result in New Rockyview becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling New Rockyview will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, New Rockyview may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to New Rockyview. The occurrence of a significant event that New Rockyview is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on New Rockyview's financial position, results of operations or prospects.

Reserves Replacement

New Rockyview's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on New Rockyview successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves New Rockyview may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in New Rockyview's reserves will depend not only on New Rockyview's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that New Rockyview's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Dividends

New Rockyview does not anticipate the payment of any dividends on the Rockyview Shares for the foreseeable future.

Conflicts of Interest

Certain directors of New Rockyview are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA. See "Conflicts of Interest".

Reliance on Key Personnel

New Rockyview's success will depend in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on New Rockyview. New Rockyview does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of New Rockyview are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that New Rockyview will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of New Rockyview.

Dilution

New Rockyview may make future acquisitions or enter into financings or other transactions involving the issuance of securities of New Rockyview which may be dilutive.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. New Rockyview is not aware that any claims have been made in respect of its assets; however, if a claim arose and was successful this could have an adverse effect on New Rockyview and its operations.

Delays in Business Operations

In addition to the usual delays in payments by purchasers of oil and natural gas to New Rockyview or to the operator, and the delays by operators in remitting payment to New Rockyview, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products, delays in the connections of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of New Rockyview in a given period and expose New Rockyview to additional third party credit risks.

Changes in Legislation

The return on an investment in securities of New Rockyview is subject to changes in Canadian federal and provincial tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects New Rockyview or the holding and disposing of the securities of New Rockyview.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consist of swampy terrain. Seasonal factors and unexpected weather patterns may lead to delines in exploration and production activity and corresponding declines in the demand for the goods and services of New Rockyview.

Income Taxes

New Rockyview will file all required income tax returns and believes that it will be in full compliance with the provisions of the *Income Tax Act* (Canada) and all applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of New Rockyview, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

Assessments of Value of Acquisitions

Acquisitions of oil and gas issuers and oil and gas assets are typically based on engineering and economic assessments made by independent engineers and New Rockyview's own assessments. These assessments both will include a series of assumptions regarding such factors and recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond New Rockyview's control. In particular, the prices of and markets for oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm New Rockyview uses for its year end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by New Rockyview. Any such instance may offset the return on and value of the Rockyview Shares.

Borrowing

New Rockyview's lenders will be provided with security over substantially all of the assets of New Rockyview. If New Rockyview becomes unable to pay its debt service charges or otherwise commits an event of default, such as

bankruptcy, these lenders may foreclose on or sell New Rockyview's properties. The proceeds of such sale would be applied to satisfy amounts owed to New Rockyview's lenders and other creditors and only the remainder, if any, would be available to New Rockyview.

Third Party Credit Risk

New Rockyview is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers or its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to New Rockyview, such failures could have a material adverse effect on New Rockyview and its cash flow from operations.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect New Rockyview's operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and New Rockyview is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing – Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m^3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The lack of firm pipeline capacity continues to limit the ability to produce and market natural gas production although pipeline expansions are ongoing. In addition, the prorationing of capacity on the interprovincial pipeline systems continues to limit oil exports.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy

terms that are contained in the Canada – United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties' payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. A 24-month, 8,000 m^3 exemption is available to production from a well that has not produced for a 12-month period, if resuming production after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12-month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m^3 and 25% at prices at and above $210 per m^3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties' payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be

established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program. Such rules will not presently preclude New Rockyview from being eligible for the ARTC program.

Crude oil and natural gas royalty holidays for specific wells and royalty reductions will reduce the amount of Crown royalties paid by New Rockyview to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

The current structure for federal taxation of resource income contains the following initiatives applicable to the oil and gas industry which are being phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28 to 21% and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. Also, the percentage of ARTC that New Rockyview will be required to include in federal taxable income will be increased (also on a phase-in basis) to 100% in 2012 and beyond.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the *Alberta Environmental Protection and Enhancement Act* (the "APEA"), which came into force on September 1, 1993. The APEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. New Rockyview is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. New Rockyview will endeavour to be in material compliance with applicable environmental laws and regulations. New Rockyview also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

APPROVAL OF DIRECTORS

The contents of this Information Circular and its delivery have been approved by the board of directors of Espoir.

CONSENTS

Consent of PricewaterhouseCoopers LLP

We have read the Information Circular (the "Circular") of Espoir Exploration Corp. ("Espoir") dated December 6, 2005 relating to the Plan of Arrangement involving Rockyview Energy Inc. ("Rockyview"), Espoir and Espoir's securityholders. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use and incorporation by reference in the above-mentioned Circular of:

1. our report dated May 10, 2005 to the directors of Rockyview on the consolidated balance sheet of Rockyview as at April 29, 2005; and

2. our report dated May 10, 2005 to the directors of Rockyview on the schedule of revenues, royalties and operating expenses for the Wood River properties for the years ended December 31, 2004 and 2003.

(signed)
PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta
December 6, 2005

Consent of KPMG LLP

To: The Board of Directors of Espoir Exploration Corp.

The Board of Directors of Espoir Exploration Corp.

We have read the Information Circular (the "Information Circular") dated December 6, 2005 concerning the merger of Rockyview Energy Inc. and Espoir Exploration Corp. through a Plan of Arrangement involving Espoir Exploration Corp. and its securityholders. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of Espoir on the balance sheets of Espoir as at December 31, 2004 and 2003 and the statements of income and retained earnings and deficit and cash flows for the year ended December 31, 2004 and for the period from June 15, 2003 to December 31, 2003. Our report is dated April 7, 2005.

(signed)
KPMG LLP
Chartered Accountants

Calgary, Alberta
December 6, 2005

Consent of GLJ Petroleum Consultants Ltd.

We hereby consent to the inclusion of, or incorporation by reference of, and reference to our reports, being:

1. Report dated March 22, 2005 being a corporate evaluation of oil and gas properties of Espoir Exploration Corp. effective December 31, 2004;

2. Report dated May 12, 2005 being a corporate evaluation of oil and gas properties of Rockyview Energy Inc. effective December 31, 2004; and

3. Report dated October 13, 2005 being a corporate evaluation of oil and gas properties of Espoir Exploration Corp. effective October 1, 2005,

in the Proxy Statement and Information Circular of Espoir Exploration Corp. with respect to the proposed arrangement respecting Rockyview Energy Inc., Espoir Exploration Corp. and its securityholders.

(signed)
GLJ Petroleum Consultants Ltd.

Calgary, Alberta
December 6, 2005

Consent of Sproule Associates Limited

We hereby consent to the incorporation by reference of, and reference to our report dated February 18, 2005, entitled "Evaluation of the Coalbed Methane Reserves of APF Energy Inc. in Canada and the United States (As of December 31,2004)", in the information circular of Espoir Exploration Inc. ("Espoir") dated December 6, 2005 with respect to the proposed plan of arrangement respecting Rockyview Energy Inc., Espoir and its securityholders.

(signed)
Sproule Associates Limited.

Calgary, Alberta
December 6, 2005

SCHEDULE "A"

ARRANGEMENT RESOLUTION

Arrangement under Section 193 of the *Business Corporations Act* (Alberta)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) the Arrangement under Section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule A to the Arrangement Agreement as described in and attached as Schedule H to the Information Circular of Espoir Exploration Corp. ("Espoir") (the "Information Circular") is hereby approved and authorized;

(b) the Arrangement Agreement, as amended (if applicable), between Rockyview and Espoir as described in and attached as Schedule H to the Information Circular is hereby confirmed, ratified and approved;

(c) notwithstanding that this resolution has been duly passed by Espoir's Shareholders or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of Espoir may amend or decide not to proceed with the Arrangement or revoke this resolution at any time prior to the issue of the certificates giving effect to the Arrangement without further notice to or approval of Espoir's Shareholders; and

(d) any one director or officer of Espoir is hereby authorized, for and on behalf of Espoir, to execute and deliver Articles of Arrangement and all other documents and instruments and take all such other actions as may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

SCHEDULE "B"

INTERIM ORDER OF THE COURT OF QUEEN'S BENCH OF ALBERTA

Action No. 0501-17017

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ROCKYVIEW ENERGY INC., ESPOIR EXPLORATION CORP. AND THE SECURITYHOLDERS OF ESPOIR EXPLORATION CORP.

BEFORE THE HONOURABLE JUSTICE L.D. WILKINS	)	At the Court House, in the City of Calgary in the Province of Alberta, on Tuesday, the 6th day of December, 2005.
IN CHAMBERS	)	

INTERIM ORDER

UPON the application by Petition of Espoir Exploration Corp. ("**Espoir**"); **AND UPON** reading the said Petition and the Affidavit of Bruce M. Beynon, President and Chief Executive Officer of Espoir, and the documents referred to therein; **AND UPON** reading correspondence from the Alberta Securities Commission (the "**ASC**") dated November 28, 2005 and December 5, 2005 to counsel for Espoir stating that the ASC neither consents nor opposes the Petition; **AND UPON** hearing counsel for Espoir and noting that counsel for Rockyview Energy Inc. ("**Rockyview**") is in attendance;

IT IS HEREBY DECLARED AND ORDERED THAT:

Service

1. The time required for service of the within Petition upon the Executive Director of the ASC is hereby abridged, and notice to same is deemed good and sufficient.

Declaration of Arrangement

2. The proposed arrangement (the "Arrangement") involving Espoir and Rockyview as outlined in the Affidavit of Bruce M. Beynon (hereinafter referred to as the "Affidavit") specifically the Information Circular as attached as Exhibit "A" to the Affidavit, is hereby declared to be an arrangement within the meaning of Section 193 of the Alberta Business Corporations Act, R.S.A. 2000, c. B-9 as amended (the "ABCA").

Notice of Meeting

3. Espoir shall call, hold and conduct a special meeting for each of the following holders of shares of Espoir on January 10, 2006:

   (a) The holders of Class A shares of Espoir ("Espoir Class A Shareholders") - 3:00 p.m.; and

   (b) The holders of Class B shares of Espoir ("Espoir Class B Shareholders") - 3:15 p.m.

   (Collectively referred to as "Espoir Voting Shareholders")

or so soon thereafter as the meetings can reasonably be held, to consider and, if thought fit, pass, with or without variation, a resolution (the "Espoir Arrangement Resolution") substantially in the form appended as Schedule "A" to Exhibit "A" of the Affidavit, approving the Arrangement.

4. The meetings of the Espoir Voting Shareholders shall be called, held and conducted in accordance with the provisions of the ABCA, the articles of incorporation and the by-laws of Espoir, subject to the express provisions of this Order.

5. Espoir shall mail or otherwise deliver this Interim Order, notice of the meetings, the Notice of Petition and a management prepared information circular (the "Information Circular") substantially in the form attached to the Affidavit, together with a form of proxy, to the Espoir Voting Shareholders at the registered addresses as they may appear on the registers of Espoir at the close of business on November 29, 2005 (the "Record Date"), and to the directors and auditors of Espoir, and to the Executive Director of the ASC, by mailing the same by prepaid mail to such persons in accordance with the ABCA at least 21 days prior to the date of the meetings, excluding the date of mailing and excluding the date of the meetings. Such mailing shall constitute good and sufficient service of the Notice of Petition, notice of the meetings and the notice of hearing in respect of the Petition.

6. The accidental omission to give notice of the meetings, or the non-receipt of such notice by one or more of the persons specified in Paragraph 5 hereof, shall not invalidate any resolution passed or proceedings taken at the meetings.

7. The only persons entitled to notice of the meetings shall be the registered Espoir Voting Shareholders listed on the Record Date, the directors and auditors of Espoir and the Executive Director of the ASC. The only persons entitled to be represented and to vote at the respective meetings, either in person or by proxy, shall be such Espoir Voting Shareholders, subject to the provisions of Section 137 of the ABCA.

Chairman and Quorum

8. The chairman of the meetings of the Espoir Voting Shareholders shall be any officer or director of Espoir who shall be appointed by the Board of Directors of Espoir for that purpose, and in the absence of such appointment, as specified in the by-laws of Espoir. The quorum for the meetings shall be as specified in the by laws of Espoir.

9. The meetings may be adjourned at any time and from time to time and no further notice shall be required for the holding of any adjourned meeting other than an announcement by the chairman of the applicable meeting at the time of the adjournment.

Approval of Arrangement Resolution

10. In order for the Arrangement to become effective, the Espoir Arrangement Resolution must, subject to further order of this Court, be approved by at least two-thirds (2/3) of the votes cast by the Espoir Voting Shareholders present in person or by proxy at each of the respective meetings.

Dissent Rights

11. The registered Espoir Voting Shareholders on the Record Date are accorded the right of dissent with respect to the Espoir Arrangement Resolution in accordance with the provisions of Section 191 of the ABCA, provided that:

(a) a dissenting Espoir Voting Shareholder ("**Dissenting Shareholder**") provides a written objection to the Espoir Arrangement Resolution to the Corporate Secretary of Espoir at the registered office of Espoir prior to the meetings, or to the chairman of the applicable meeting at the meeting; and

(b) a Dissenting Shareholder exercising his or her right of dissent otherwise complies with the requirements of Section 191 of the ABCA.

Final Application

12. Upon approval of the Espoir Arrangement Resolution at the meeting of the Espoir Voting Shareholders in the manner set forth in this Interim Order, and unanimous approval being obtained from the Espoir Option Holders, Espoir shall apply before this Honourable Court for approval of the Arrangement, which application (the "**Final Application**") shall be heard by this Honourable Court at the Court House, 611 - 4th Street S.W., in the City of Calgary, at 9:30 on January 11, 2006.

Service

13. The mailing of this Interim Order and the notice of the meeting, the Notice of Petition and the Information Circular referred to in paragraphs 5 to 7 herein shall constitute good and sufficient service in respect of those materials upon all persons who are entitled to receive such notice pursuant to this Interim Order and no other form of service need be made and no other materials need to be served on such persons in respect of those proceedings, and service of the Affidavit, filed, is dispensed with.

14. Any Espoir Voting Shareholder and any other interested person may appear on the Final Application, provided that such holder or person shall file with this Honourable Court and serve on the solicitors for Espoir on or before 5:00 p.m. (Calgary time) on Friday, January 6, 2006, a Notice of Intention to Appear setting out the address for service in respect of such holder or person and indicating whether such holder or person intends to oppose the application or make submissions together with any evidence of materials which are to be presented to this Honourable Court, such Notice of Intention to Appear to be effected by delivery at the address set forth below:

Burstall Winger LLP
Barristers & Solicitors
3100, 324 - 8th Avenue S.W.
Calgary, Alberta T2P 2Z2

Attention: Melinda D. Kondrat

15. In the event the Final Application is adjourned, only those persons who have filed and served a Notice of Intention to Appear shall be served with notice of the adjourned date.

Priority and Variance

16. In the event of a conflict between the provisions of the ABCA and the terms of this Interim Order, the terms of this Interim Order shall prevail.

17. Espoir shall be entitled at any time to seek leave to vary this Interim Order.

(signed)
J.C.C.Q.B.A.

ENTERED this 6th day
of December, 2005

(signed)
Clerk of the Court

SCHEDULE "C"

FAIRNESS OPINION OF GMP SECURITIES L.P.


GRIFFITHS MCBURNEY

GMP Securities L.P.
1600, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Tel: (403) 543-3030, Fax: (403) 543-3038

December 6, 2005

Board of Directors
Espoir Exploration Corp.
700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7

Dear Sirs:

GMP Securities L.P. ("GMP" or "we") understands that Espoir Exploration Corp. ("Espoir ") has entered into an agreement with Rockyview Energy Inc. ("Rockyview ") to consummate a business combination pursuant to a proposed plan of arrangement (the "Arrangement") whereby Rockyview will acquire all of the issued and outstanding shares of Espoir on the following basis: (i) Class B shares ("Class B Shares") of Espoir will be converted into Class A shares ("Class A Shares") of Espoir on the basis of 3.1348 Class A Shares for each Class B Share; and (ii) Espoir Class A shareholders will, at their election, receive $3.19 cash or 0.5148 of a common share of Rockyview ("Rockyview Share") per Class A Share, subject to an aggregate maximum of $8,325,000 cash being paid and an aggregate maximum of 7,445,000 Rockyview Shares being issued pursuant to the Arrangement.

The Arrangement is more fully described in the information circular of Espoir dated December 6, 2005 (the "Information Circular") to be mailed to the holders of Class A Shares and the holders of Class B Shares of Espoir (the "Shareholders") in respect of special meetings of Shareholders (the "Meetings") to be held in Calgary, Alberta on January 10, 2006 and is conditional upon the approval of at least 66 2/3% of the votes cast separately by holders of Class A Shares and Class B Shares attending the Meetings in person or represented by proxy. In addition, the Arrangement is subject to a number of conditions, which must be satisfied or waived in order for the Arrangement to become effective, as more fully described in the Information Circular.

We understand that all of the directors, senior officers and certain employees of Espoir, who collectively own, directly or indirectly, or exercise control or direction over, approximately 23.9% of the issued and outstanding Class A Shares and 3.7% of the issued and outstanding Class B Shares have entered into agreements whereby they have agreed to vote in favor of the Arrangement, subject to certain conditions. We further understand that all holders of options to acquire Class A Shares have approved the Arrangement.

To assist the Board of Directors of Espoir (the "Board") in considering the terms of the Arrangement, and the making of its recommendation in respect thereof, the Board engaged GMP to provide it with financial advice and our opinion (the "Fairness Opinion") as to whether the consideration to be received under the Arrangement is fair, from a financial point of view, to the Shareholders.

Engagement of GMP

GMP was engaged pursuant to an agreement dated October 5, 2005 (the "Engagement Agreement") to act as Espoir's primary agent and financial advisor with respect to maximizing shareholder value including, but not limited to, conducting a confidential sale process of Espoir. GMP's services included discussions and negotiations with prospective purchasers of Espoir, providing financial advice to the Board, communicating

to the Board the results of any analysis and review conducted by GMP and preparing this Fairness Opinion for delivery to the Board.

Pursuant to the terms of our engagement, we have not been engaged to prepare (and have not prepared) a formal valuation or appraisal of Espoir or of any of the assets, liabilities or securities of Espoir or to express an opinion with respect to the form of the Arrangement itself, and this Fairness Opinion should not be construed as such. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement. We have assumed, with your agreement, that the Arrangement is not a "related party transaction" as defined in Ontario Securities Commission Rule 61-501 and similar provincial securities commissions' policies (collectively, "Rule 61-501") and accordingly, the Arrangement is not subject to the valuation requirements under Rule 61-501. However, GMP has performed research, financial analyses and testing of assumptions that it considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Fairness Opinion.

The Engagement Agreement provides for GMP to receive from Espoir, for the services provided, a fee for the delivery of the Fairness Opinion, an advisory fee, in respect of which a portion is contingent on the outcome of the Arrangement, as well as reimbursement of all reasonable out-of-pocket expenses. The fees received by GMP in connection with the Engagement Agreement are not material to GMP. Espoir has agreed to indemnify GMP from and against certain liabilities arising out of the performance of professional services rendered to Espoir by GMP and its personnel under the Engagement Agreement.

This Fairness Opinion is provided to the Board in an impartial and objective fashion to assist the Board in discharging its fiduciary responsibilities to Shareholders and does not constitute a recommendation to Shareholders. GMP has received no instructions from Espoir in connection with the conclusions reached in this Fairness Opinion.

Qualifications of GMP

GMP is a publicly traded, Canadian investment banking firm providing advisory and capital markets related services to Canadian resource related and industrial companies and major financial institutions. GMP's services include investment research and the trading of equity securities for major Canadian and foreign financial institutions and corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. GMP and its principals have been involved in a significant number of transactions involving valuations of private and publicly traded Canadian companies and in providing fairness opinions in respect of such transactions.

The opinion expressed herein is the opinion of GMP as an entity, and the form and content hereof have been approved for release by a group of professionals of GMP, each of whom is experienced in merger, acquisition, divestiture, restructurings, valuation and fairness opinion matters.

Relationship with Interested Parties

Neither GMP nor any of its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Espoir or Rockyview, or any of their respective associates or affiliates (collectively, the "Interested Parties"). GMP has acted as a financial advisor, agent or underwriter to Espoir and Rockyview in the past two years. GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Espoir and Rockyview, and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of its

business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Espoir, Rockyview or other Interested Parties.

Scope of Review Conducted by GMP

GMP has acted as the financial advisor to Espoir in respect of the Arrangement. In this context, and for the purpose of preparing this Fairness Opinion, we have analyzed publicly available and confidential financial, operational and other information relating to Espoir and Rockyview, including information derived from meetings and discussions with the management of Espoir and Rockyview. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In carrying out this engagement and arriving at our Fairness Opinion, we have reviewed and relied upon, among other things:

As pertaining to Espoir:

i) drafts of the Information Circular up to and including the date hereof;

ii) the Arrangement Agreement;

iii) the audited financial statements for Espoir for the year ended December 31, 2004 and for the period from June 15, 2003 to December 31, 2003;

iv) the annual report to Shareholders for the year ended December 31, 2004;

v) the unaudited financial statements of Espoir for the three month period ended March 31, 2005, six month period ended June 30, 2005 and nine month period ended September 30, 2005;

vi) the management information circular of Espoir furnished for use at the annual and special meeting of Shareholders on June 2, 2005;

vii) the current projected annual budgets of Espoir for each of the years ending December 31, 2005 and December 31, 2006, including management estimates of capital expenditures, production and net operating income;

viii) a summary valuation of certain oil and gas reserves and the present worth of future net cash flows of Espoir's properties prepared by GLJ Petroleum Consultants Ltd., effective as at October 1, 2005;

ix) a summary valuation of undeveloped land acreage and land values of Espoir as prepared by Seaton-Jordan & Associates Ltd., as at October 1, 2005;

x) a certificate of representation as to certain factual matters dated the date hereof provided by Espoir and addressed to us;

xi) public information relating to the business, operations, financial performance and stock trading history of Espoir and other selected public companies we considered relevant;

xii) certain non-public information regarding Espoir, its business and projects; and

xiii) discussions with senior management of Espoir with respect to, among other things, the past and future operations of Espoir, Espoir's competitive position in the market, its prospects, pro forma cash flows, the information referred to above and other issues deemed relevant.

As pertaining to Rockyview:

i) drafts of the Information Circular up to and including the date hereof;

ii) the Arrangement Agreement;

iii) the audited consolidated balance sheet of Rockyview as at April 29, 2005;

iv) the audited schedule of revenues, royalties and operating expenses for the years ended December 31, 2004 and 2003 for the Wood River properties acquired by Rockyview;

v) the unaudited consolidated balance sheet as at March 31, 2005 as well as the consolidated statement of operations for the three month period ended March 31, 2005 and the year ended December 31, 2004 of Rockyview;

vi) the unaudited financial statements of Rockyview for the period from April 12, 2005 to June 30, 2005 and for the period from April 12, 2005 to September 30, 2005;

vii) the information circular with respect to a plan of arrangement involving APF Energy Trust, the unitholders of APF Energy Trust, APF Energy Inc., Rockyview, 1163947 Alberta Inc. and a business combination involving APF Energy Trust and Starpoint Energy Trust;

viii) the current projected annual budgets of Rockyview for each of the years ending December 31, 2005 and December 31, 2006, including management estimates of capital expenditures, production and net operating income;

ix) a summary valuation of certain oil and gas reserves and the present worth of future net cash flows of Rockyview's properties prepared by Gilbert Laustsen Jung Associates Ltd., effective as at December 31, 2004;

x) a certificate of representation as to certain factual matters dated the date hereof provided by Rockyview and addressed to us; and

xi) public information relating to the business, operations, financial performance and stock trading history of Rockyview and other selected public entities we considered relevant.

We also conducted such other analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. Espoir and Rockyview granted us access to their management groups and consultants and, to our knowledge, we were not denied any information we requested.

A significant component of our review consisted of discussions with management of Espoir. However, no information of a material nature has been brought to our attention that has not been considered in the preparation of this Fairness Opinion.

Key Assumptions and Limitations

We have assumed and relied upon, but with the Board's acknowledgement and in accordance with the terms of our engagement have not independently verified, the accuracy, completeness and fair representation of any of the data, advice, opinions, materials, information, representations, reports and discussions (collectively, the "Information") referred to above and this Fairness Opinion is conditional upon such accuracy, completeness and fair representation. Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon all such facts and Information. With respect to operating and financial forecasts and budgets provided to us and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of Espoir and Rockyview, as appropriate, having regard to the plans, financial condition and prospects of Espoir and Rockyview, as the case may be. In addition, senior officers of each of Espoir and Rockyview have made representations to us in certificates dated as of the date hereof.

We believe that the analyses and factors considered in arriving at our Fairness Opinion must be considered as a whole and are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion employed by us and the conclusions reached in the Fairness Opinion. In arriving at our opinion, in addition to the facts and conclusions contained in the Information, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Arrangement and we express no opinion on such procedures.

We have, with respect to all accounting, legal and tax matters relating to the Arrangement and the implementation thereof, relied on advice of accounting advisors and legal and tax counsel to Espoir, including information disclosed in the Information Circular, and express no opinion thereon. The Arrangement is subject to a number of conditions outside the control of Espoir and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this Fairness Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Information Circular.

In our analysis in connection with the preparation of the Fairness Opinion, we made numerous assumptions which we believe to be reasonable with respect to the industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMP or Espoir.

The Fairness Opinion is rendered as of December 6, 2005 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Espoir as they were reflected in the Information provided to GMP and as they were represented to GMP in its discussions with the senior management of Espoir. Any changes therein may affect the Fairness Opinion and, although GMP reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Fairness Opinion after the date hereof.

The Fairness Opinion has been provided solely for the use of the Board and for inclusion in the Information Circular (together with a summary thereof in a form acceptable to GMP) and may not be used by any other person or relied upon by any other person without the express written consent of GMP. The Fairness Opinion is not intended to be, and does not constitute, a recommendation to purchase Class A Shares or Class B Shares or construed as a recommendation to Shareholders to vote in favour of the Arrangement.

Our conclusion as to the fairness of the consideration to be received under the Arrangement by Shareholders is based on our review of the Arrangement taken as a whole, rather than on any particular element of the Arrangement, and this Fairness Opinion should be read in its entirety.

While in the opinion of GMP the assumptions used in preparing this Fairness Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, we are of the opinion that the consideration to be received under the Arrangement, as set forth in the Information Circular and as summarized above, is fair, from a financial point of view, to Shareholders.

This Fairness Opinion may be relied upon by the Board for the purpose of considering the Arrangement and its recommendation to Shareholders with respect to the Arrangement, but may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person for any other purpose without our express prior written consent. We expressly consent to the duplication and inclusion of this Fairness Opinion in the Information Circular.

Yours very truly,

(Signed) **GMP Securities L.P.**

SCHEDULE "D"

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of Rockyview Energy Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Rockyview Energy Inc. ("the company") as at September 30, 2005 and unaudited pro forma consolidated income statements for the nine months then ended and for the year ended December 31, 2004, and have performed the following procedures.

1. Compared the balance sheet amounts in the column captioned "Rockyview Energy Inc." to the unaudited financial statements of the company as at September 30, 2005, and found them to be in agreement.

2. Compared the figures in the columns captioned "Espoir Exploration Corp." to the unaudited consolidated financial statements of Espoir Exploration Corp. as at September 30, 2005 and for the nine months then ended and the audited financial statements of Espoir Exploration Corp. for the year ended December 31, 2004, respectively, and found them to be in agreement.

3. Compared the oil and gas revenue, royalties and operating costs in the columns captioned "Wood River Properties" for the year ended December 31, 2004, and the unaudited property financial statements of the Wood River Properties for the three months ended March 31, 2005, and found them to be in agreement.

4. Compared the figures in the columns captioned "Rockyview Energy Inc. June 21 to Sept 30" to the unaudited financial statements of Rockyview Energy Inc. for the period from June 21 to September 30, and found them to be in agreement.

5. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with Securities Acts of the various Provinces of Canada ("the Acts").

   The officials:

   (a) described to me the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma consolidated statements comply as to form in all material respects with the Acts.

6. Read the notes to the pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Proforma" as at September 30, 2005 and for the nine months then ended, and for the year ended December 31, 2004, and found the amounts to be arithmetically correct.

A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed)
PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
December 6, 2005

ROCKYVIEW ENERGY INC.

Pro Forma Statement of Operations
For the year ended December 31, 2004
(Unaudited)

	Wood River Properties	Espoir Exploration Corp.	Pro forma adjustments	*Notes 2(b)*	Pro Forma
Revenue					
Petroleum and natural gas	$ 15,987,581	$ 7,905,214	$		$ 23,892,795
Royalties, net of ARTC	(3,554,604)	(1,818,011)			(5,372,615)
	12,432,977	6,087,203			18,520,180
Interest and other income	–	100,455			100,455
	12,432,977	6,187,658			18,620,635
Expenses					
Operating	2,681,335	858,102			3,539,437
Transportation	–	297,150			297,150
General and administrative	–	737,623			737,623
Stock–based compensation	–	57,696			57,696
Interest expense	–	64,640	222,325	(iv)	286,965
Depletion, depreciation and accretion	–	2,829,650	10,375,928	(ii)	13,205,578
	2,681,335	4,844,861	10,598,253		18,124,449
Net income before income taxes	9,751,642	1,342,797	(10,598,253)		496,186
Current income tax expense	–	–	140,671	(vi)	140,671
Future income tax expense	–	291,000	(309,013)	(v)	(18,013)
Net income for the year	$ 9,751,642	$ 1,051,797	$ (10,429,911)		$ 373,528
Earnings per share – basic and diluted					$ 0.02

ROCKYVIEW ENERGY INC.

Pro Forma Consolidated Balance Sheet
As at September 30, 2005
(Unaudited)

	Rockyview Energy Inc.	Espoir Exploration Corp.	Pro forma adjustments (Note 2(a))	Pro Forma
ASSETS				
Current assets				
Cash and cash equivalents	$ 8,256,562	$ –	$ (8,256,562)	$ –
Accounts receivable	3,429,507	2,298,095	–	5,727,602
Other current assets	367,814	–	–	367,814
	12,053,883	2,298,095	(8,256,562)	6,095,416
Goodwill			12,891,362	12,891,362
Property, plant and equipment	39,705,048	40,128,132	28,933,705	108,766,885
Future income taxes	3,791,883	–	(3,791,883)	–
Other assets	–	178,694	–	178,694
	$ 55,550,814	$ 42,604,921	$ 29,776,622	$ 127,932,357
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	$ 4,253,985	$ 3,641,250	$ –	$ 7,895,235
Bank loan	–	3,883,132	4,996,499	8,879,631
	4,253,985	7,524,382	4,996,499	16,774,866
Asset retirement obligations	833,815	873,799	–	1,707,614
Future income taxes	–	5,532,000	7,343,126	12,875,126
SHAREHOLDERS' EQUITY				
Share capital	49,016,283	26,122,576	19,989,161	95,128,020
Warrants	584,415	–	–	584,415
Contributed surplus	151,240	322,610	(322,610)	151,240
Retained earnings	711,076	2,229,554	(2,229,554)	711,076
	50,463,014	28,674,740	17,436,997	96,574,751
	$ 55,550,814	$ 42,604,921	$ 29,776,622	$ 127,932,357

ROCKYVIEW ENERGY INC.

Pro Forma Consolidated Statement of Operations
For the nine month period ended September 30, 2005
(Unaudited)

	Wood River Properties Jan 1 to March 31	Rockyview Energy Inc. June 21 to Sept 30	Espoir Exploration Corp.	Pro forma adjustments	Notes 2(b)	Pro Forma
Revenue						
Petroleum and natural gas	$ 4,138,921	$ 6,202,088	$ 12,513,599	$ 3,934,285	(i)	$ 26,788,893
Royalties, net of ARTC	(745,699)	(1,178,232)	(2,735,827)	(853,107)	(i)	(5,512,865)
	3,393,222	5,023,856	9,777,772	3,081,178		21,276,028
Interest and other income	–	–	2,344	–		2,344
	3,393,222	5,023,856	9,780,116	3,081,178		21,278,372
Expenses						
Operating	536,476	766,343	1,683,582	499,390	(i)	3,485,791
Transportation	–	143,291	467,703	–		610,994
General and administrative	–	362,053	907,317	–		1,269,370
Stock–based compensation	–	151,240	51,573	–		202,813
Interest expense	–	–	77,987	187,369	(iv)	265,356
Depletion, depreciation and accretion	–	2,414,986	4,688,666	7,588,962	(i)(ii) (iii)	14,692,614
	536,476	3,837,913	7,876,828	8,275,721		20,526,938
Net income before income taxes	2,856,746	1,185,943	1,903,288	(5,194,543)		751,434
Current income tax expense	–	315,694	–	105,056	(vi)	420,750
Future income tax expense	–	159,173	611,000	(853,296)	(v)	(83,123)
Net income for the year	$ 2,856,746	$ 711,076	$ 1,292,288	$ (4,446,303)		$ 413,808
Earnings per share – basic and diluted						$ 0.02

ROCKYVIEW ENERGY INC.

Notes to Pro Forma Consolidated Financial Statements
(unaudited)

As at and for the period ended September 30, 2005 and the year ended December 31, 2004.

1. Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet of Rockyview Energy Inc. ("Rockyview") as at September 30, 2005 and for the period then ended, and the unaudited pro forma statement of operations for the year ended December 31, 2004 (the "pro forma consolidated financial statements") have been prepared to reflect the proposed acquisition (the "Acquisition") of Espoir Exploration Corp. ("Espoir"). Espoir is involved in oil and gas exploration, development and production in Western Canada. The Acquisition is subject to regulatory, judicial and shareholder approval and is anticipated to be completed by January 12, 2006.

The second transaction is the arrangement (the "Arrangement") relating to the creation of Rockyview, a public corporation concentrating on the exploration and development of oil and natural gas reserves. Rockyview commenced operations on June 21, 2005 under an arrangement entered into by APF Energy Trust, APF Energy Inc. and Rockyview. Under the Arrangement, Rockyview acquired the Wood River Assets on June 21, 2005 from APF Energy Inc. for a total cost of $49.66 million.

The pro forma consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles. The unaudited pro forma consolidated balance sheet gives effect to the assumed transactions and assumptions described in note 2 as if they had occurred at the date of the balance sheet and the pro forma consolidated statement of operations give effect to the transactions and assumptions in note 2 as if they had occurred at the beginning of the period, being January 1, 2004. The pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. Specifically, there are general and administrative costs being incurred by Rockyview; however, these costs are not reflected in the pro forma statement of operations of the Wood River assets, as they cannot be accurately estimated based on historical information.

2. Pro forma assumptions and adjustments

Accounting policies used in the preparation of the pro forma consolidated financial statements are in accordance with those disclosed in Rockyview's unaudited financial statements as at September 30, 2005. The pro forma consolidated financial statements have been prepared from information derived from and should be read in conjunction with Rockyview's historical unaudited financial statements, the balance sheet of Rockyview as at September 30, 2005, the audited schedule of revenue, royalties and operating expenses for the years ended December 31, 2004 and 2003 and the unaudited schedule of revenue, royalties and operating expenses for the period ended March 31, 2005 and 2004. In the opinion of management, the pro forma consolidated financial statements include all necessary adjustments for a fair presentation of the ongoing entity.

The revenues and operating expenses of the Wood River Properties have been derived from the schedule of revenue and expenses for the properties acquired by Rockyview.

The pro forma consolidated statements give effect to the following assumptions and adjustments:

(a) The pro forma consolidated balance sheet of Rockyview as at September 30, 2005 has been prepared as if the following transaction had been completed as of the balance sheet date:

ROCKYVIEW ENERGY INC.

Notes to Pro Forma Consolidated Financial Statements
(unaudited)

As at and for the period ended September 30, 2005 and the year ended December 31, 2004.

Espoir Acquisition

The purchase by Rockyview of 100% of the shares of Espoir for $59.365 million before adjustments and other costs is assumed to be paid $8.325 million in cash with the balance in Rockyview shares, and is accounted for as a business combination using the purchase method of accounting and is allocated as follows:

		(000's)
Property, plant and equipment	$	69,062
Goodwill		12,891
Working capital deficiency		(1,164)
Bank debt		(3,883)
Asset retirement obligation		(874)
Future income taxes		(16,667)
Net	$	59,365
Paid by:		
Shares (7,441,480 shares)	$	46,112
Cash		8,325
Transaction costs		4,928
	$	59,365

(b) The pro forma consolidated statement of operations has been prepared as if the Acquisition and the Arrangement took place on January 1, 2004.

(i) reflects the operating results for the Wood River Properties for the period from April 1, 2005 to June 20, 2005;

(ii) depletion, depreciation and accretion expense has been adjusted to reflect the application of the appropriate unit–of–production rate for the Wood River Properties based on Rockyview's estimated proved petroleum and natural gas reserves as determined by independent reserve engineers;

(iii) the purchase price allocated to the Espoir assets is amortized on a unit of production basis;

(iv) the interest on the change in bank debt related to the Acquisition and the Arrangement has been recorded at 5% per annum with no deemed principal repayments;

(v) future income tax expense has been calculated at an effective rate of 36.5%;

(vi) current income taxes includes large corporations tax;

(vii) the net income on a per share basis is based on 19,510,179 shares assumed outstanding for the period (19,594,178 diluted). The warrants have not been included in the calculation as it has been assumed that no warrants will be exercisable at the date of completion of the Arrangement.

ROCKYVIEW ENERGY INC.

Notes to Pro Forma Consolidated Financial Statements
(unaudited)

As at and for the period ended September 30, 2005 and the year ended December 31, 2004.

3. Espoir Acquisition

On October 31, 2005, Rockyview and Espoir entered into an agreement whereby Rockyview agreed to acquire Espoir, by way of a plan of arrangement, at a price of $3.19 in cash, or 0.5148 of a Rockyview share for each Espoir share held. The total consideration is subject to a maximum of $8.325 million in cash and 7.445 million Rockyview shares.

SCHEDULE "E"
INFORMATION CONCERNING ROCKYVIEW ENERGY INC.

TABLE OF CONTENTS

ROCKYVIEW ENERGY INC. 1
DOCUMENTS INCORPORATED BY REFERENCE 1
THE BUSINESS OF ROCKYVIEW 2
- General 2
- Business Plan 2
  - Strong Management 2
  - Drilling and Acquisitions 2
  - Operating Focus 3
- Personnel 3

STATEMENT OF RESERVES DATA 3
SELECTED FINANCIAL INFORMATION 3
- Financial and Production Information 3
- Quarterly Data 4

SHARE CAPITAL 4
- Rockyview Shares 5
- Rockyview Preferred Shares 5

DIVIDEND RECORD AND POLICY 5
PRIOR SALES 5
ESCROWED SECURITIES 5
CAPITALIZATION 6
STOCK OPTION PLAN 7
MARKET FOR ROCKYVIEW SHARES 7
DIRECTORS AND OFFICERS 8
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS 11
RISK FACTORS 11
LEGAL PROCEEDINGS 11
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS 11
CONFLICTS OF INTEREST 11
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS 12
AUDITORS, TRANSFER AGENT AND REGISTRAR 12
MATERIAL CONTRACTS 12
INTEREST OF EXPERTS 12

ROCKYVIEW ENERGY INC.

Rockyview was incorporated under the ABCA as 1163924 Alberta Inc. on April 12, 2005. On April 28, 2005, Rockyview amended its articles of incorporation to change its name to "Rockyview Energy Inc.". On June 21, 2005 Rockyview amalgamated with 1163947 Alberta Inc. ("**1163947**") pursuant to a plan of arrangement under section 193 of the ABCA among APF Energy Trust ("**APF Trust**"), the unit holders of APF Energy Inc. ("**APF Inc.**"), Rockyview and 1163947 and a business combination of APF Trust and Starpoint Energy Trust (the "**Rockyview Arrangement**").

Rockyview's head office is located at Suite 2250, 801 – 6th Avenue S.W., Calgary, Alberta, T2P 3W2 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Information Circular from documents filed by Rockyview with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Finance and Chief Financial Officer of Rockyview at Suite 2250, 801 – 6th Avenue S.W., Calgary, Alberta T2P 3W2, Telephone (403) 538-5000 or Fax (403) 538-5050. Copies of the documents incorporated herein by reference, as well as additional information relating to Rockyview may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

The following documents of Rockyview, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

1. Appendix "H" and the Schedules to Appendix "H" to the proxy statement and information circular of APF Trust dated May 20, 2005 (the "**APF Trust Circular**") containing information in respect of Rockyview, which includes:

    a. Rockyview's Statement of Reserves Data and Other Oil and Gas Information effective December 31, 2004;

    b. the Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor, Gilbert Lausten Jung Associates Ltd. and Sproule Associates Limited effective February 25, 2005 which is included as Schedule "D" to Appendix "H";

    c. the Report of Management and Directors on Oil and Gas Disclosure dated May 20, 2005 with respect to Rockyview's Statement of Reserves Data and Other Oil and Gas Information effective December 31, 2004 which is included as Schedule "E" to Appendix "H";

    d. the audited schedule of revenues, royalties and operating expenses for the years ended December 31, 2004 and 2003 for the Wood River properties, together with the notes thereto and the auditors' report thereon, included as Schedule "A" to Appendix "H"; and

    e. the audited consolidated balance sheet of Rockyview as at April 29, 2005, together with the notes thereto and the auditors' report thereon, included as Schedule "C" to Appendix "H";

2. the unaudited financial statements of Rockyview for the partial period from June 21, 2005 to September 30, 2005, together with the notes thereto;

3. the management's discussion and analysis of the financial conditions and results of operations of Rockyview for the partial period from June 21, 2005 to September 30, 2005;

4. the material change report of Rockyview dated June 22, 2005 announcing, among other things, that the unitholders of APF Trust approved the plan of arrangement and related transactions respecting the creation of Rockyview, that the plan of arrangement was completed and was effective on June 21, 2005 and that the initial private placement of units of Rockyview was completed for gross proceeds of approximately $8.0 million; and

5. the material change report of Rockyview dated November 8, 2005 announcing that Rockyview had entered into the Arrangement Agreement with Espoir.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that is has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

THE BUSINESS OF ROCKYVIEW

General

Rockyview is engaged in the exploration, acquisition, development and production of oil and natural gas reserves, primarily in the province of Alberta. As at September 30, 2005, Rockyview has approximately 1,029 boe/d of production and 55,000 net acres of undeveloped land.

Business Plan

Rockyview's objective is to grow cash flow, production and reserves on a per share basis through a combination of effective drilling and accretive acquisitions. The most essential factor in achieving this is an integrated management team with a cohesive plan to extract maximum value from the Rockyview asset base.

Strong Management

Drawing on a collective experience of more than 100 years in the oil and gas business, Rockyview's management team has a demonstrated track record of bringing together all of the key components to a successful exploration and production company: strong technical skills; expertise in planning and financial controls; ability to execute on business development opportunities; capital markets expertise; and an entrepreneurial spirit that allows Rockyview to effectively identify, evaluate and execute on value-added initiatives. See "Directors and Officers".

Drilling and Acquisitions

Rockyview's management team has demonstrated top decile performance in its ability to generate, high-grade and monetize drilling prospects. While at APF Inc., this group was responsible for a drilling program which, from 2001 to 2004, was the only one among the royalty trust sector that, on average, replaced at least 100 per cent of its production through the drill bit and other production enhancement techniques. By creating a drilling program that comprised low risk development, step out and exploration initiatives, APF Inc. demonstrated that it could effectively maximize the value of its asset base through a diversified portfolio management approach.

The inventory for this drilling activity was created through grass roots initiatives such as crown land acquisitions and farm-ins, as well as through corporate and asset acquisitions. Immediately prior to the announcement of its

merger with StarPoint Energy Trust and with more than 500,000 net acres, APF Inc. had one of the sector's highest ratios of undeveloped land to daily production.

APF Inc. also demonstrated an ability to execute effectively on mergers and acquisitions. Focussing not only on the quality of on-stream production but also on the upside still resident in an acquisition opportunity, APF Inc. was able to quickly turn this potential to its unitholders account, becoming one of the highest cash-flowing trusts.

Operating Focus

Rockyview's assets are located in the greater Wood River area, located between Red Deer and Edmonton in south-central Alberta. This gas-prone area is prospective in numerous geological formations, for both conventional production as well as CBM. In addition to a stable production base that comes with an operated infrastructure of facilities, Rockyview has approximately 55,000 acres of undeveloped land from which it can grow its platform.

Rockyview has allocated most of its human and financial resources to developing this operating area. This includes executing on a drilling program that has currently identified approximately 160 locations, ranging from low-risk development wells to higher-impact exploration wells.

Using a strategy that will take advantage of the management team's strengths, Rockyview will also identify and evaluate new potential core areas. Target criteria will be: high, operated working interests; multi-zone potential; and drilling upside.

Building Rockyview with a focused set of properties will position Rockyview more effectively for an ultimate exit strategy that could involve an outright sale, a merger with another energy company or a conversion into a trust.

Personnel

As at November 30, 2005, Rockyview had 11 full-time employees and two consultants, all of whom are located at its office in Calgary.

STATEMENT OF RESERVES DATA

Rockyview's Statement of Reserves Data and Other Oil and Gas Information effective December 31, 2004 prepared in accordance with NI 51-101 can be found at Appendix "H" to the APF Trust Circular available on SEDAR at www.sedar.com portions of which are incorporated herein by reference.

SELECTED FINANCIAL INFORMATION

In addition to the following financial information, reference is made to (i) the audited schedule of revenues, royalties and operating expenses for the years ended December 31, 2004 and 2003 for the Wood River properties, together with the notes thereto and the auditors' report thereon, included as Schedule "A" to Appendix "H" of the APF Trust Circular; (ii) the audited consolidated balance sheet of Rockyview as at April 29, 2005, together with the notes thereto and the auditors' report thereon, included as Schedule "C" to Appendix "H" of the APF Trust Circular; and (iii) the unaudited financial statements of Rockyview for the partial period from June 21, 2005 to September 30, 2005, together with the notes thereto, available on SEDAR at www.sedar.com, which financial statements are incorporated by reference into this Information Circular. In addition, reference is made to the unaudited pro forma financial statements of New Rockyview contained in Schedule "D" to this Information Circular.

Financial and Production Information

The following is a summary of selected financial and production information for the year ended December 31, 2004 and 2003 in respect of the assets acquired by Rockyview under the Rockyview Arrangement as well as information of Rockyview for the three months ended September 30, 2005.

	Years ended December 31,	
	2004 (1)	2003 (1)
	$	$
Gross Revenue	15,987,581	11,479,465
Royalty Expenses	3,554,604	2,613,389
Production Costs	2,681,335	1,443,707
Operating Income	9,751,642	7,422,369
Production		
Oil and NGLs (bbls/d)	91	88
Natural gas (mcf/d)	5,679	4,356
Oil equivalent (bbls/d)	1,038	815

Note:

(1) Financial information is derived from audited financial statements.

Quarterly Data

The following tables set forth selected quarterly financial information for each of the completed fiscal quarters.

	Third Quarter 2005	Second Quarter 2005 (1)
	$	$
Total Revenues	5,711,873	490,215
Total Revenues, net of royalties	4,629,096	394,760
Net earnings (loss)	742,413	(31,337)
Net earnings (loss) per Rockyview Share:		
- Basic	0.06	(0.02)
- Diluted	0.06	(0.02)
Cash Flow from Operations (2)	3,225,343	211,132
Cash Flow from Operations per Rockyview Share:		
- Basic	0.27	0.16
- Diluted	0.27	0.13
Total Book Value of Assets	55,550,814	50,720,768
Working Capital	7,799,898	6,806,759
Total Long-Term Debt	nil	nil
Shareholders Equity: (3)		
- Rockyview Shares	50,463,014	49,603,211

Notes:

(1) Initial production commenced on June 21, 2005.
(2) Cash flow from operations expressed before changes in non-cash working capital and asset retirement expenditures.
(3) The share capital of shareholders equity is net of applicable income tax effects and issue costs.

SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Rockyview Shares and preferred shares ("**Rockyview Preferred Shares**") of Rockyview. As at November 30, 2005, there were 12,034,452 Rockyview Shares issued and outstanding. No Rockyview Preferred Shares are currently issued and outstanding.

Rockyview Shares

Rockyview is authorized to issue an unlimited number of Rockyview Shares. Holders of Rockyview Shares are entitled to one vote per share at meetings of shareholders of Rockyview, to receive dividends if, as and when declared by the board of directors and to receive *pro rata* the remaining property and assets of Rockyview upon its dissolution or winding-up, subject to the rights of shares having priority over the Rockyview Shares.

Rockyview Preferred Shares

Rockyview is authorized to issue an unlimited number of Rockyview Preferred Shares, issuable in series. The directors of Rockyview are entitled to determine the designation, rights, privileges, restrictions and conditions attaching to the shares of a series.

DIVIDEND RECORD AND POLICY

Rockyview has not declared or paid any dividends on the Rockyview Shares since its incorporation. Any decision to pay dividends on the Rockyview Shares will be made by the board of directors of Rockyview on the basis of Rockyview's earnings, financial requirements and other conditions existing at such future time.

PRIOR SALES

In the preceding 12 months, Rockyview has issued the following Rockyview Shares and warrants to purchase Rockyview Shares:

1. On April 12, 2005, Rockyview issued 100 Rockyview Shares at a price of $0.01 per share to facilitate its organization.

2. On June 21, 2005, Rockyview completed the private placement of 1,826,484 units ("**Rockyview Units**") of Rockyview for gross proceeds of approximately $8.0 million (the "Rockyview Unit Offering"). Each Rockyview Unit consisted of one Rockyview Share and one-half of one common share purchase warrant of Rockyview, each whole common share purchase warrant ("**Rockyview Warrant**") entitling the holder thereof to acquire one additional Rockyview Share at an exercise price of $5.26 per share at any time on or prior to 4:30 p.m. (Calgary time) on February 21, 2008. The directors and senior officers of Rockyview acquired an aggregate of 1,109,603 Rockyview Units pursuant to the private placement. All of the Rockyview Units issued pursuant to the private placement were placed in escrow as described under "Escrowed Securities". On November 18, 2005, Rockyview acquired 34,247 Rockyview Units pursuant to the terms of an Escrow Agreement (as defined below) from a senior officer of Rockyview who ceased to be a Rockyview Service Provider (as defined below). The Rockyview Shares and Rockyview Warrants comprising such units were returned to treasury and cancelled. In addition, in connection with the departure of the senior officer from Rockyview, options to purchase 95,000 Rockyview Shares owned by the senior officer were cancelled.

ESCROWED SECURITIES

Pursuant to escrow agreements (the "**Escrow Agreements**") dated June 21, 2005 among Rockyview, Burnet, Duckworth & Palmer LLP (the "**Escrow Agent**") and subscribers (the "**Escrowed Securityholders**") who acquired 1,792,237 Rockyview Units pursuant to the Rockyview Unit Offering, the Escrowed Securityholders have deposited in escrow with the Escrow Agent 1,792,237 Rockyview Shares and 896,074 Rockyview Warrants comprising the 1,792,237 Rockyview Units. Pursuant to the terms of the Escrow Agreements, the 1,792,237 Rockyview Shares are subject to a contractual hold period and releasable from escrow as to one-third of the aggregate number of Rockyview Shares held by the Escrowed Securityholders on February 21, 2006, October 21, 2006 and June 21, 2007. Pursuant to the terms of the Escrow Agreements, the 896,074 Rockyview Warrants are subject to a contractual hold period and releasable from escrow as to one-third of the aggregate number of Rockyview Warrants held by the Escrowed Securityholders on each of the following dates: (i) the later of February 21, 2006 and the date on which the 20 day volume weighted average trading price of the Rockyview Shares reaches $6.57; (ii) the later of

October 21, 2006 and the date on which the 20 day volume weighted average trading price of the Rockyview Shares reaches $8.76; and (iii) the later of June 21, 2007 and the date on which the 20 day volume weighted average trading price of the Rockyview Shares reaches $8.76. In addition, in the event that an Escrowed Securityholder who was an officer, director, employee or other service provider to Rockyview (a "**Rockyview Service Provider**") at the time of the Rockyview Unit Offering, ceases to be a Rockyview Service Provider, such person will not be entitled to any further releases of Rockyview Shares pursuant to the applicable Escrow Agreement. If any Rockyview Shares are not released under the Escrow Agreements, Rockyview has the right to repurchase such Rockyview Shares at a price equal to the lesser of $4.38 and the 20 day volume weighted average trading price of the Rockyview Shares on the last trading day immediately prior to such person ceasing to be a Rockyview Service Provider, provided that, for a Rockyview Service Provider terminated without cause by Rockyview the repurchase price for the Rockyview Shares will be the 20 day volume weighted average trading price of the Rockyview Shares on the last trading day immediately prior to such person ceasing to be a Rockyview Service Provider. In the event that an Escrowed Securityholder who was a Rockyview Service Provider at the time of the Rockyview Unit Offering, ceases to be a Rockyview Service Provider, such person shall cease to have the right to all unvested Rockyview Warrants pursuant to the applicable Escrow Agreement and such Rockyview Warrants shall not become exercisable and shall be void and of no further effect thereafter.

All of the Escrowed Securities shall be released from escrow pursuant to the Escrow Agreements if a "change of control" (as defined in the Escrow Agreements) takes place upon receipt by the Escrow Agent of documentation from Rockyview confirming the "change of control" and the date of the "change of control". Pursuant to the Escrow Agreements, the board of directors of Rockyview may accelerate the vesting of the Escrowed Securities in such circumstances and on such terms and conditions as the board of directors may determine to be appropriate, in its sole discretion.

The following table sets forth details of the Rockyview Shares and Rockyview Warrants subject to the Escrow Agreements.

Number of Rockyview Shares Escrowed	Number of Rockyview Warrants Escrowed	Percentage of Rockyview Shares Prior to Giving Effect to the Arrangement (1)	Percentage of Rockyview Shares After Giving Effect to the Arrangement (1)(2)
1,792,237	896,074	14.9%	9.2%

Notes:
(1) Prior to giving effect to the exercise of the outstanding Rockyview Options and Rockyview Warrants.
(2) Assuming 7,445,000 Rockyview Shares are issued pursuant to the Arrangement.

CAPITALIZATION

The following table outlines Rockyview's capitalization as at the dates noted.

	Authorized	Outstanding as at September 30, 2005	Outstanding as at November 30, 2005 after giving effect to the Arrangement (4)
		(unaudited)	(unaudited)
Debt:			
Bank Loan (1)	$13,500,000	$nil	$8,879,631
Rockyview Warrants:	913,149	$584,415 (913,149 warrants)	$573,456 (896,074 warrants)
Share Capital: (2)			
Rockyview Shares (3)	Unlimited	$49,016,283 (12,068,699 shares)	$94,909,182 (19,479,452 shares)
Rockyview Preferred Shares	Unlimited	$nil (nil shares)	$nil (nil shares)

Notes:

(1) Rockyview has an extendible revolving term credit facility (the "Credit Facility") in the amount of $13.5 million. The Credit Facility must be repaid by August 8, 2006 unless extended at the lender's discretion for a further 364 day revolving period. The Credit Facility may be drawn down or repaid at any time and bears stamping fees for bankers' acceptances to a maximum of 0.225% and interest at the bank's prime rate to a maximum of the bank's prime rate plus 1.25%. Rockyview is required to meet certain financial based covenants to maintain the Credit Facility. The Credit Facility is collateralized by a general security agreement and a charge over all of Rockyview's assets. Various borrowing options are available under the Credit Facility, including prime rate loans and bankers' acceptances. The Credit Facility contains standard commercial covenants for a facility of this nature. The current borrowing base under the Credit Facility is $13.5 million.

(2) Rockyview is authorized to issue an unlimited number of Rockyview Shares and an unlimited number of Rockyview Preferred Shares, issuable in series. At the dates referred to in this table there were no Rockyview Preferred Shares outstanding. See "Rockyview Share Capital".

(3) As at November 30, 2005, 827,502 Rockyview Shares were reserved for issuance under Rockyview's Stock Option Plan at an exercise price of $4.74. See "Stock Option Plan".

(4) Based on the issuance of 7,445,000 Rockyview Shares and the payment of $8,325,000 pursuant to the terms of the Arrangement.

(5) As at September 30, 2005, Rockyview's retained earnings were $711,076, its asset retirement obligations totalled $833,815 and its recovery for future income tax was $3,791,883.

STOCK OPTION PLAN

The board of directors of Rockyview has adopted the Rockyview Stock Option Plan. A detailed description of the Rockyview Stock Option Plan is provided in the main body of the Information Circular under the heading "Information Concerning New Rockyview – Rockyview Stock Option Plan".

All options currently outstanding under the Rockyview Stock Option Plan shall expire five years from the date of the grant. The options vest over three years commencing one year after the date of grant subject to accelerated vesting in the case of a change of control of Rockyview.

The following table sets out information with respect to the options outstanding under the Rockyview Stock Option Plan as of the date hereof.

Group (Number)	Date Options Granted	Rockyview Shares Under Option	Exercise Price	Closing Price One Day Prior to Grant [(1)]	Expiration Date	Market Value of Options [(3)]
			($/share)			($/share)
Executive Officers (4)	June 21, 2005	491,667	4.74	N/A	June 21, 2010	1.16
Directors [(2)] (4)	June 21, 2005	66,668	4.74	N/A	June 21, 2010	1.16
Employees and consultants (9)	June 21, 2005	269,167	4.74	N/A	June 21, 2010	1.16
		827,502				

Notes:

(1) There was no public market for the Rockyview Shares as at the date of grant.

(2) Directors who are not also executive officers.

(3) Based on the closing price of the Rockyview Shares on the TSX on December 5, 2005 of $5.90.

MARKET FOR ROCKYVIEW SHARES

The Rockyview Shares are listed and posted for trading on the TSX under the symbol "RVE". The following table sets forth the high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the Rockyview Shares on the TSX as reported by the TSX:

Period	Price Range ($) High	Low	Trading Volume
2005			
June [1]	6.19	5.81	386,836
July	6.24	5.01	3,872,120
August	5.77	4.88	3,731,673
September	7.56	5.53	3,358,574
October	7.59	5.70	1,505,596
November	5.90	6.05	1,244,142
December 1-5	5.93	5.58	132,686

Notes:

(1) The Rockyview Shares began trading on the TSX on June 24, 2005.

(2) The closing price of the Rockyview Shares on the TSX on October 28, 2005, the last day the Rockyview Shares traded prior to the public announcement of the Arrangement, was $6.11.

DIRECTORS AND OFFICERS

The name, municipality of residence, principal occupation, of each of the directors and senior officers of Rockyview are as follows:

Name and Municipality of Residence	Positions with Rockyview [1]	Principal Occupation
Steven Cloutier Calgary, Alberta	President, Chief Executive Officer and Director	President and Chief Executive Officer of Rockyview.
Daniel K. Allan Calgary, Alberta	Chief Operating Officer	Chief Operating Officer of Rockyview.
Alan MacDonald Calgary, Alberta	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of Rockyview.
Howard Anderson Calgary, Alberta	Vice-President, Engineering	Vice-President, Engineering of Rockyview.
Martin Hislop [4] Calgary, Alberta	Director	Retired Businessman.
John Howard [2][3][4] Calgary, Alberta	Director	President, Lunar Enterprises Corp., a private oil and gas company established in 1987.
Nancy Penner [2][3] Calgary, Alberta	Director	Counsel, Parlee McLaws LLP, a law firm.
A. Scott Dawson [2][3][4] Calgary, Alberta	Director	President and Chief Executive Officer of Open Range Energy Corp., a public oil and gas company, since November 30, 2005. Prior thereto President and Chief Executive Officer of Tempest Energy Corp., a public oil and gas company, from June 2000 to November 30, 2005.

Notes:

(1) All of the directors of Rockyview have been appointed to hold office until the next annual general meeting of shareholders or until their successor is duly elected or appointed, unless their office is earlier vacated. Messrs. Cloutier, Hislop, Howard and Ms. Penner have been directors of Rockyview since May 2005 and Mr. Dawson has been a director since June 2005.

(2) Member of the Audit Committee.

(3) Member of the Compensation, Nominating and Corporate Governance Committee.

(4) Member of the Reserves Committee.

(5) Rockyview does not have an Executive Committee.

The number of Rockyview Shares beneficially owned, directly or indirectly, by all of the directors and officers of Rockyview is 1,268,306 Rockyview Shares, being approximately 10.5% of the issued and outstanding Rockyview Shares. In addition, the directors and officers of Rockyview own 537,630 Rockyview Warrants. After completion of the Arrangement and the issuance of 7,445,000 Rockyview Shares pursuant thereto, the directors and officers of Rockyview will beneficially own, directly or indirectly, 1,484,761 Rockyview Shares, or approximately 7.6% of the outstanding Rockyview Shares (assuming A. Scott Dawson receives Rockyview Shares for all of his Espoir Class A Shares pursuant to the Arrangement).

The following is a brief description of the background of the directors and senior officers of Rockyview.

Steven Cloutier, President, Chief Executive Officer and Director

Steve Cloutier was appointed President and Chief Operating Officer of APF Inc. in 2002. From 1996 to 1998, he was Vice President, Corporate Development of APF Inc. In 1998, he was promoted to Executive Vice President and Chief Operating Officer. Since co-founding APF Trust, Mr. Cloutier has been directly involved in oil and gas transactions worth almost more than $2 billion, including APF Trust's merger with StarPoint Energy Trust.

A native of Montreal, Quebec, Mr. Cloutier graduated in 1985 from McGill University with a bachelor's degree in industrial relations. From 1985 to 1987, Mr. Cloutier worked for a Montreal-based wealth management company. In 1986, he entered the University of Victoria Law School, from which he graduated in 1989. He commenced his legal career that year, moving to Toronto where he practiced corporate law and in 1994, he moved to Calgary joining Skyridge Resources Inc., a private oil and gas company, as Vice President, Corporate Development. In 1995, Mr. Cloutier co-founded Millennium Energy Inc., a junior oil and gas company whose shares traded on the TSXV, and remained a director of Millennium until it was merged with Crossfield Gas Ltd. in 2003 to form Bear Creek Energy Ltd.

Mr. Cloutier was a 2004 Prairies Region Finalist for the Ernst & Young Entrepreneur of the Year Award.

Daniel K. Allan, Chief Operating Officer

Mr. Allan is a Professional Geologist registered in both Alberta and the state of Wyoming, with more than 30 years of experience in the oil and gas industry. Following graduation with an honours degree in geology from McGill University in 1975, Mr. Allan began his career with Texaco Exploration, where he spent six years in Western Canada. In 1981 he moved to Dome Petroleum in Denver, Colorado and spent the next 14 years in the United States. In 1994 he commenced employment with MAXX Petroleum as Exploration Manager and subsequently founded CanScot Resources Ltd. in 1997 as President and Chief Executive Officer. CanScot, an emerging CBM player in the United States and Canada, was acquired by APF Inc. in September of 2003, at which time Mr. Allan joined APF Inc. and became responsible for all its CBM activities. In September 2004, he was promoted to Vice President, Exploration and Production, and assumed overall responsibility for all of APF Inc.'s technical functions, including engineering, operations and GeoScience.

Alan MacDonald, Vice President, Finance and Chief Financial Officer

Mr. MacDonald is a chartered accountant with more than 24 years experience in public practice and the oil and gas industry. From 1987 to 1999, Mr. MacDonald was Vice President, Finance of Starvest Capital Inc. which, among its other mandates, managed Starcor Energy Royalty Fund and Orion Energy Trust, two publicly-traded oil and gas royalty trusts. Prior to joining APF Inc., he was Vice President, Finance of Due West Resources Inc., a private oil and gas company.

Mr. MacDonald joined APF Inc. in August 2001 and led the team responsible for all financial, treasury and administrative functions.

Howard Anderson, Vice President, Engineering

Mr. Anderson has over 25 years of oil and gas experience, specializing in reservoir development, acquisitions, and exploration engineering.

Prior to his appointment as Rockyview's Vice President, Engineering, Mr. Anderson worked at APF Inc. as Manager, Central Business Unit, where he had overall responsibility for the development and growth of the assets to be acquired by Rockyview. Prior to joining APF Inc., he served two years as Vice President, Engineering and Development at Pioneer Natural Resources Canada Inc. and 14 years at Canadian Hunter Exploration Ltd, in a series of technical and managerial positions. He started his career with Esso Resources / Imperial Oil Ltd.

A graduate of Queen's University at Kingston with a B.Sc. in Engineering Physics, Mr. Anderson is a member of APEGGA, CIM and SPE. He also serves in an advisory capacity to the Dean of Engineering at the University of Calgary.

Martin Hislop, Chairman of the Board and Director

Mr. Hislop is a chartered accountant with more than 25 years experience in all aspects of financing and managing private and public oil and gas corporations, partnerships and trusts. He was most recently APF Inc.'s Chief Executive Officer.

Prior to co-founding the predecessor of APF Inc. in September 1994, Mr. Hislop was the President and Chief Executive Officer of Lakewood Energy Inc., a TSX-listed oil and gas company which was created as a result of the merger of 10 limited partnerships, for whom Mr. Hislop raised in excess of $125 million in equity between 1986 and 1992. During 1984 and 1985, he provided corporate finance consulting services to a Montreal-based investment dealer. Prior to that, Mr. Hislop was Vice President, Finance for Maxwell Cummings & Sons Holdings Ltd., a private investment company. In that capacity, he participated in the creation and/or financing of several oil and gas companies in which the Cummings group took positions, including Aberford Resources and Marline Oil. Under Mr. Hislop's stewardship, APF Trust generated an average annual rate of return of 22%, placing the APF Trust among industry leaders.

Mr. Hislop has sat on the board of a number of energy companies, including APF Inc., Bear Creek Energy Ltd., Millennium Energy Inc. and Bridgetown Energy Corporation.

John Howard, Director

Mr. Howard is a professional engineer, graduating with a B.Sc. in Chemical Engineering in 1968 from the University of Alberta.

He has had a distinguished 35-year career in the oil and gas industry, and has held senior leadership roles with Aberford Resources (President and Chief Executive Officer, 1981-87), Novalta Resources and its successor, Seagull Energy Canada (President and Chief Executive Officer, 1987-97) and Sunoma Energy (President and Chief Executive Officer, 1999-2000) / Barrington Petroleum (President and Chief Executive Officer, 1999-2001). In addition, Mr. Howard served as a Governor of the Canadian Association of Petroleum Producers (1995-97) and its predecessor, the Independent Petroleum Producers Association of Canada (1982-87) including as its Chairman (1986-87). He also served the Government of Canada as a member of the Energy Options Advisory Committee (1987-88).

Mr. Howard has sat on the board of many corporations, and is currently a member of the following boards of directors: Bear Ridge Resources Ltd., Ketch Resources Ltd. (Trust), Eastshore Energy Ltd., Trifecta Resources Inc. and Bunker Energy Inc.

Nancy Penner, Director

Ms. Penner is Counsel with Parlee McLaws LLP, where she focuses her practice on securities, and oil and gas law. She has more than 20 years experience in public offerings of established corporations, royalty and income trusts, junior issuers and partnerships, developing strategies to protect shareholder value and assuring ongoing compliance with the requirements of securities regulatory authorities. She also advises boards of directors on corporate governance matters. In addition, Ms. Penner has experience in the oil and gas area, structuring transactions involving domestic and offshore properties and the formation and financing of limited partnerships and joint ventures.

A. Scott Dawson, Director

Mr. Dawson has been the President and Chief Executive Officer of Open Range Energy Corp., a public oil and gas company, since November 30, 2005. Prior thereto, Mr. Dawson was President and Chief Executive Officer of Tempest Energy Corp., a public oil and gas company, from June 2000 to November 30, 2005. Prior thereto, Mr. Dawson was the President and Chief Executive Officer of Tier One Energy Corp., a public oil and gas company, from December 1996 to November 1999.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

As at the date hereof, there are no employment contracts in place between Rockyview and any of the executive officers of Rockyview and there are no provisions for compensation for the executive officers of Rockyview in the event of termination of employment or a change in responsibilities following a change of control.

Rockyview has not established an annual retainer fee or attendance fee for directors. However, Rockyview may establish directors' fees in the future and will reimburse directors for all reasonable expenses incurred in order to attend meetings. Rockyview compensates directors for their time and effort by granting them options to acquire Rockyview Shares pursuant to Rockyview's Stock Option Plan. See "Stock Option Plan".

RISK FACTORS

An investment in and ownership of the Rockyview Shares should be considered highly speculative due to the nature of Rockyview's activities and the present stage of its development. For a summary of certain risk factors affecting both Rockyview and New Rockyview, see "Risk Factors" in the main body of the Information Circular.

LEGAL PROCEEDINGS

To the knowledge of management, Rockyview is not a party to, nor are any of Rockyview's properties subject to, any material legal proceedings.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, or principal holder of securities or any associate or affiliate or the foregoing has, or has had, any material interest in any transaction prior to the date hereof or any proposed transaction that has materially affected or will materially affect Rockyview or any of its affiliates, except as disclosed in the Information Circular or this Schedule.

CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors and officers of Rockyview will be subject in connection with the operations of Rockyview. In particular, certain of the directors and officers of Rockyview are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Rockyview or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Rockyview. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an

interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time since the incorporation of Rockyview has any director or officer, or any associate of any such director or officer, been indebted to Rockyview (other than in respect of routine indebtedness) or to any other entity which is, or at any time since incorporation has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Rockyview.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Rockyview are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3100, 111 – 5th Avenue S.W., Calgary, Alberta T2P 5L3.

The registrar and transfer agent for the Rockyview Shares is Olympia Trust Company at its principal offices in Calgary, Alberta and its agent's offices in Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Rockyview since its formation which can reasonably be regarded as presently material are the following:

1. the arrangement agreement dated May 20, 2005 among APF Trust, APF Inc., Rockyview and 1163947 pursuant to which the Rockyview Arrangement was completed; and

2. the Arrangement Agreement.

Copies of these agreements may be inspected at the head office of Rockyview at Suite 2250, 801 – 6th Avenue S.W., Calgary, Alberta T2P 3W2 during normal business hours from the date of this Information Circular until the completion of the Arrangement.

INTEREST OF EXPERTS

Certain legal matters relating to the Arrangement will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of Rockyview. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, own, directly or indirectly, less than 1% of the Rockyview Shares. Further, as of the date hereof, none of the partners of GLJ or Sproule Associates Limited own, directly or indirectly, any of the Rockyview Shares.

SCHEDULE "F"

INFORMATION CONCERNING ESPOIR EXPLORATION CORP.

Table of Contents

	Page
ESPOIR EXPLORATION CORP.	1
History	1
DOCUMENTS INCORPORATED BY REFERENCE	1
THE BUSINESS OF ESPOIR	2
Personnel	2
PRINCIPAL PRODUCING PROPERTIES	3
Central Alberta	3
Peace River Arch	3
STATEMENT OF RESERVES DATA	4
SELECTED FINANCIAL INFORMATION	4
Annual Data	4
Quarterly Data	4
DESCRIPTION OF SHARE CAPITAL	5
Espoir Class A Shares	5
Espoir Class B Shares	5
Espoir Preferred Shares	6
DIVIDEND RECORD AND POLICY	6
PRIOR SALES	7
CAPITALIZATION	7
MARKET FOR ESPOIR SHARES	7
Price Range and Trading Volume - Class A Shares	7
Price Range and Trading Volume - Class B Shares	8
DIRECTORS AND OFFICERS	8
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	10
CONFLICTS OF INTEREST	10
INDEBTEDNESS OF DIRECTORS AND OFFICERS	10
CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES	10
PENALTIES OR SANCTIONS	10
LEGAL PROCEEDINGS	11
PRINCIPAL SHAREHOLDERS	11
AUDITORS, TRANSFER AGENT AND REGISTRAR	11
MATERIAL CONTRACTS	11
INTERESTS OF EXPERTS	11
ADDITIONAL INFORMATION	11

ESPOIR EXPLORATION CORP.

Espoir was incorporated pursuant to the ABCA on October 23, 2002. On June 30, 2003 its Articles were amended to delete the private issuer provisions and create the Class A Shares and Class B Shares.

The registered office of Espoir is located at 3100, 324 - 8th Avenue S.W., Calgary, Alberta, T2P 2Z2 and its head office is located at 700, 520 – 5th Avenue S.W., Calgary, Alberta, T2P 3R7.

Espoir has no subsidiaries other than Espoir Acquisition Corp., which is a wholly owned subsidiary incorporated on June 2, 2005 under the ABCA.

History

Espoir completed its initial public offering on September 9, 2003 and began trading on the Exchange on September 30, 2003.

The following table gives a summary of the shares issued by private placement since inception:

Date	Type of Issue	Number of shares	Aggregate Proceeds
March, 2004	Class A	2,545,455	$7,000,001
June, 2004	Flow-Through Class A	1,200,000	$6,000,000
March, 2005	Class A	2,898,551	$10,000,001

On April 23, 2004 Espoir graduated from Tier 2 to Tier 1 of the TSXV. Espoir's shares trade on the TSXV under the symbols ESX.A and ESX.B.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Information Circular from documents filed by Espoir with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Espoir at Suite 700, 520 – 5th Avenue S.W., Calgary, Alberta T2P 3R7, Telephone (403) 294-1442 or Fax (403) 294-1455. Copies of the documents incorporated herein by reference, as well as additional information relating to Espoir may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

The following documents of Espoir, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

1. Espoir's Statement of Reserves Data and Other Oil and Gas Information as at and for the year ended December 31, 2004, prepared on April 25, 2005;

2. the Report on Reserves Data by Independent Qualified Reserves Evaluator, Gilbert Lausten Jung Associates Ltd. dated March 22, 2005;

3. the Report of Management and Directors on Reserves Data and Other Information dated April 25, 2005 with respect to Espoir's Statement of Reserves Data and Other Oil and Gas Information as at and for the year ended December 31, 2004;

4. the audited financial statements of Espoir as at December 31, 2004 and 2003 and for the year ended December 31, 2004 and for the period from June 15, 2003 to December 31, 2003, together with the notes thereto and the auditors' report thereon;

5. the management's discussion and analysis of the financial conditions and results of operations of Espoir as at and for the year ended December 31, 2004;

6. the management's discussion and analysis of the financial conditions and results of operations of Espoir as at and for the year ended December 31, 2003;

7. the unaudited consolidated financial comparative statements of Espoir as at and for the nine months ended September 30, 2005 and 2004;

8. the management's discussion and analysis of the financial conditions and results of operations of Espoir as at and for the nine months ended September 30, 2005;

9. the management information circular of Espoir dated April 15, 2005 in respect of the annual and special meeting of Espoir Shareholders held on June 2, 2005;

10. the material change report of Espoir dated November 10, 2005 announcing the entering into of the Arrangement Agreement with Rockyview; and

11. the material change report of Espoir dated December 2, 2005 with respect to an update to its reserves prepared as at October 1, 2005 by GLJ Petroleum Consultants Ltd.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that is has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

THE BUSINESS OF ESPOIR

Espoir Exploration Corp. ("Espoir") is a Calgary-based, emerging energy company actively engaged in the exploration, development and production of petroleum and natural gas in western Canada. Espoir focuses its exploration activities in Alberta.

From inception in 2003, Espoir participated in 46 gross (30.3 net) wells resulting in 2.9 net oil wells, 13.5 net gas wells, 2.8 potential gas wells and 11.1 net abandoned wells. In late 2004, in two separate transactions amounting to $3.7 million, the Corporation acquired production of 120 boe/d and proved plus probable reserves of 197 mboe.

At September 30, 2005, 100 percent of Espoir's production was from its core areas in central Alberta and in the Peace River Arch.

At September 30, 2005, Espoir held 48,264 net acres of undeveloped land. These holdings were independently evaluated by Seaton-Jordon & Associates Ltd. and were assigned a value of $6.44 million at that date.

Personnel

As at the date of this Information Circular, Espoir has ten full time employees.

PRINCIPAL PRODUCING PROPERTIES

Central Alberta

The Thunder property is a natural gas focus area in central Alberta. Thunder represents 46% of total reserves and 53% of total 2005 production to September 30. The Thunder area is characterized by shallow to medium depth (600 – 1300 metres), multi-zone targets which include Cretaceous, Jurassic and Mississippian-age reservoirs.

Wells typically yield reserves in the range of 0.5 bcf to 1.5 bcf and production of 1 to 2 mmcf/d and average drill and case costs are approximately $450,000. Access is year-round and third party processing is readily available and expandable with continued drilling success.

In late December 2003, Espoir drilled its initial discovery well in the area. The well was tied-in and placed on production in April 2004. Since then, Espoir has drilled fourteen additional wells (10.6 net), resulting in seven new gas discoveries (5.3 net). Net production from Thunder has grown from zero in April 2004 to approximately 680 boe/d (4.0 mmcf/d).

Through Crown land sales, farm-ins and minor acquisitions, Espoir has assembled a central Alberta land base of 34,400 acres (24,534 net) at September 30, 2005, of which 28,480 acres (20,832 net) were undeveloped. Espoir continues to aggressively add acreage via Crown land sales and farm-ins.

Peace River Arch

Espoir's Peace River Arch core area is comprised of three producing properties: Spirit River, Gordondale and George. At October 1, 2005, these three properties accounted for 54% of total reserves. To September 30, 2005, these properties accounted for 47% of Espoir's 2005 production.

Spirit River is Espoir's most significant producing property in its Peace River Arch core area. Espoir has an average 48.5% working interest in 4,960 acres of land. Spirit River is a high-quality, multi-zone, natural gas property. The primary exploration target is natural gas in Triassic-age reservoirs at depths ranging from 1,450 to 1,550 metres. Access is year-round and costs to drill and case wells are reasonable at approximately $700,000. The Triassic targets have the potential to yield reserves of 1 bcf to 3+ bcf, with initial production rates of 1 to 2 mmcf/d per well. A midstream natural gas plant with nominated capacity is available for processing.

Production from Spirit River commenced in second quarter 2004 at a restricted rate as Espoir and its partner completed pipelining required to tie-in three gas wells drilled in 2003 to a midstream operated gas processing facility. Espoir participated in nine exploratory wells (4.5 net), and five (2.5 net) are currently capable of production. Production from Spirit River has grown from zero to approximately 200 boe/d net (1.2 mmcf/d).

At Espoir's non-operated Gordondale property, the Corporation has an average 45% working interest in 6,880 acres of land. In addition, Espoir currently has access to over 5,280 gross acres of option lands.

The Gordondale property is characterized by moderate depth (1500 – 1700 metres) Triassic-age reservoirs and multi-zone Cretaceous targets. The general area is known for high-quality, light oil and natural gas reservoirs, and costs to drill and case a well are $700,000. Wells have the potential to yield 75 to 150 mboe reserves per well and initial productivity of 100 to 150 boe/d per well.

Late in 2003, Espoir and its partner drilled the initial light oil discovery (0.70 net) well. Since that time, two additional light oil discoveries (0.81 net) and two natural gas discoveries (0.94 net) were drilled. Current production from the area is approximately 30 boe/d.

Espoir's George property is located 110 km northeast of Grand Prairie. Net production at George is approximately 35 boe/d from Espoir's 42.25% interest in one well.

STATEMENT OF RESERVES DATA

Espoir's Statement of Reserves Data and Other Oil and Gas Information effective December 31, 2004 and prepared in accordance with NI 51-101 can be found on SEDAR at www.sedar.com and is incorporated herein by reference. Also incorporated by reference is the material change report of Espoir dated December 2, 2005 which updates the December 31, 2004 report.

SELECTED FINANCIAL INFORMATION

In addition to the following financial information, reference is made to the audited annual financial statements of Espoir for the years ended December 31, 2004 and 2003 and the unaudited interim financial statements of Espoir for the nine months ended September 30, 2005 and 2004, which can be found on SEDAR at www.sedar.com and the pro forma financial statements of New Rockyview contained in Schedule D of the Information Circular, which financial statements are hereby incorporated into this Information Circular by reference.

Annual Data

The following table sets forth selected consolidated financial information of Espoir for the financial years ending December 31 in each of the following years.

($000, except per share amounts)	Nine Months Ended September 30, 2005 (unaudited)	Year Ended December 31 2004 [1]	2003
Total Revenues	12,514	7,905	–
Total Revenues, net of royalties	9,778	6,087	–
Net earnings (loss)	1,292	1,052	(115)
Net earnings (loss) per Common Share:			
- Basic	0.09	0.09	(0.02)
- Diluted	0.08	0.08	(0.02)
Cash Flow (use) from Operations [2]	6,644	4,230	(135)
Cash Flow (use) from Operations per Common Share:			
- Basic	0.45	0.38	(0.02)
- Diluted	0.39	0.31	(0.02)
Total Book Value of Assets	42,605	31,496	10,586
Working Capital (Deficiency)	(5,226)	(5,434)	5,436
Total Long-Term Debt	–	–	–
Shareholders Equity: [3]			
- Class A Shares	23,973	15,033	1,424
- Class B Shares	4,702	4,702	4,702
- Preferred Shares	–	–	–

Notes:

(1) Initial production commenced on February 19, 2004.
(2) Cash flow from operations expressed before changes in non-cash working capital and asset retirement expenditures.
(3) The share capital component of shareholders equity is net of applicable income tax effects and issue costs.

Quarterly Data

The following table sets forth selected quarterly financial information for each of the eight most recently completed fiscal quarters ending at the end of the most recently completed financial year and for the first three quarters of 2005.

($000, except per share amounts) (unaudited)	Third Quarter 2005	Second Quarter 2005	First Quarter 2005	Fourth Quarter 2004	Third Quarter 2004	Second Quarter 2004	First Quarter 2004 (1)	Fourth Quarter 2003	Third Quarter 2003	Second Quarter 2003
Total Revenues	4,518	4,556	3,440	2,950	2,561	2,147	247	–	–	–
Total Revenues, net of royalties	3,495	3,568	2,715	2,418	1,936	1,524	209	–	–	–
Net earnings (loss)	291	658	343	420	262	259	111	(49)	(48)	(18)
Net earnings (loss) per Common Share:										
- Basic	0.02	0.04	0.03	0.03	0.02	0.02	0.01	(0.01)	(0.01)	–
- Diluted	0.02	0.04	0.02	0.03	0.02	0.02	0.01	(0.01)	(0.01)	–
Cash Flow (use) from Operations (2)	2,158	2,637	1,847	1,634	1,394	1,125	77	(74)	(43)	(18)
Cash Flow (use) from Operations per Common Share:										
- Basic	0.14	0.17	0.14	0.13	0.11	0.10	0.01	(0.01)	(0.01)	–
- Diluted	0.12	0.15	0.12	0.11	0.09	0.08	0.01	(0.01)	(0.01)	–
Total Book Value of Assets	42,605	39,493	36,883	31,496	26,287	25,280	20,818	10,586	9,427	711
Working Capital (Deficiency)	(5,226)	(2,763)	(754)	(5,434)	1,634	6,329	4,960	5,436	9,007	527
Total Long-Term Debt	–	–	–	–	–	–	–	–	–	–
Shareholders Equity: (3)										
- Class A Shares	23,973	23,596	22,878	15,033	14,579	14,283	8,286	1,424	1,864	688
- Class B Shares	4,702	4,702	4,702	4,702	4,702	4,702	4,702	4,702	7,452	–
- Preferred Shares	–	–	–	–	–	–	–	–	–	–

Notes:

(1) Initial production commenced on February 19, 2004.

(2) Cash flow from operations expressed before changes in non-cash working capital and asset retirement expenditures.

(3) The share capital of shareholders equity is net of applicable income tax effects and issue costs.

DESCRIPTION OF SHARE CAPITAL

The following is the summary of the rights, privileges, restrictions and conditions attaching to the Espoir Class A Shares, Espoir Class B Shares and Espoir Preferred Shares.

Espoir Class A Shares

Espoir has an unlimited number of Class A Shares authorized. The holders of Class A Shares are entitled to dividends if, as and when declared by the board of directors pro rata with the Class B Shares; to one vote per share at any meeting of the shareholders of Espoir; and, upon liquidation, to receive, pro rata with the Class B Shares, all assets of Espoir as are distributable to the holders of shares.

Espoir Class B Shares

Espoir has an unlimited number of Class B Shares authorized. The holders of Class B Shares are entitled to one vote per share at any meeting of the shareholders of Espoir. The holders of Class B Shares are entitled to dividends, if, as and when declared by the board of directors, pro rata with the Class A Shares, and upon liquidation to receive, pro rata with the Class A Shares, all assets of Espoir as are distributable to the holders of shares.

The Class B Shares will be convertible, at the option of Espoir, at any time after December 31, 2006 and before December 31, 2008, into Class A Shares. The number of Class A Shares obtained upon conversion of each Class B Share will be equal to $10.00 divided by the greater of $1.00 and the Current Market Price.

The minimum conversion price of $1.00 is subject to adjustment in certain events, including:

1. subdivision, consolidation, reclassification or alteration of the Class A Shares;

2. consolidation, amalgamation or merger of Espoir with another corporation; and

3. the issue or distribution (i) of Class A Shares or securities convertible into Class A Shares to all or substantially all holders of Class A Shares by way of stock dividend (other than where holders have the right to receive Class A Shares or securities convertible into Class A Shares in lieu of a cash dividend), or (ii) of rights, options or warrants (other than any rights, options or warrants entitling the holder to acquire Class A Shares within 45 days at not less than 95% of the then market price for Class A Shares), or (iii) of evidences of indebtedness, or (iv) of assets.

As a result of any such adjustment, the holders of Class B Shares will be kept in substantially the same position relative to the Class A Shares as they would have been in if such Class B Shares had been converted to Class A Shares immediately prior to such event.

No adjustment will be made unless the minimum conversion price would change by at least $0.01. No fractional Class A Shares shall be issued to any holder of Class B Shares upon conversion of the Class B Shares. In any case where a beneficial owner of Class B Shares is entitled to a fractional Class A Share, the fraction shall be rounded up to the next highest number and a whole Class A Share issued. Each beneficial owner of Class B Shares is only entitled to one such rounding-up.

If Espoir fails to exercise the option to convert the Class B Shares into Class A Shares by the close of business on December 31, 2008, then Class B Shares shall be convertible, at the option of the shareholder, at any time after January 1, 2009 and before February 1, 2009, into Class A Shares. The number of Class A Shares obtained upon conversion of each Class B Share will be equal to $10.00 divided by the greater of $1.00 and the Current Market Price. Any Class B Shares outstanding at the close of business on February 1, 2009 shall be automatically converted into Class A Shares.

The conversion option may be exercised by shareholders by notice in writing given to the transfer agent accompanied by the share certificate or certificates representing the Class B Shares in respect of which the holder desires to exercise such conversion privilege.

Espoir Preferred Shares

Espoir has an unlimited number of Preferred Shares authorized. The Espoir Preferred Shares are issuable in series with such rights, privileges, restrictions and conditions attached to each series as the Espoir Board, prior to the issuance thereof, shall determine. Each series of Espoir Preferred Shares shall rank on parity with each other series in the class. Each series of Espoir Preferred Shares ranks in priority to all other shares of Espoir in respect of the payment of dividends and, upon a winding up or liquidation, to receive such assets and property of Espoir as are distributable to the holders of the Espoir Preferred Shares.

DIVIDEND RECORD AND POLICY

Espoir has not declared or paid any dividends on Espoir shares since its incorporation. Any decision to pay dividends on the Espoir shares will be made by Espoir's board of directors on the basis of Espoir's earnings, financial requirements and other conditions existing at such future time.

PRIOR SALES

In the preceding 12 months, Espoir has issued the following Espoir Class A Shares:

Date	Number of Class A Shares	Issue Price Per Share
March 1, 2005	2,898,551	$3.45

CAPITALIZATION

The following table sets forth the consolidated capitalization of Espoir as at December 31, 2004 and September 30, 2005 before giving effect to the Arrangement.

Capital	Authorized	As at December 31, 2004 (audited)	As at September 30, 2005 (unaudited)
Debt – Revolving Demand Facility	$ 12,000,000	$ 5,751,479	$ 3,883,132
Share Capital			
Espoir Class A Shares[(1)(2)]	unlimited	$ 13,940,460	$ 21,420,206
Espoir Class B Shares	unlimited	$ 4,702,370	$ 4,702,370
Espoir Preferred Shares	unlimited	$ Nil	$ Nil

Notes:

(1) As at September 30, 2005, Espoir had outstanding to directors, officer and employees, options to purchase an aggregate of 1,362,166 Espoir Class A Shares.

(2) As at September 30, 2005, Espoir had a working capital deficiency of $5,226,287 and booked a provision of $873,799 for asset retirement obligations.

MARKET FOR ESPOIR SHARES

Price Range and Trading Volume - Class A Shares

The following table sets forth the reported high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the Espoir Class A Shares on the TSXV as reported by the TSXV:

	Price Range ($)		Trading
Period	**High**	**Low**	**Volume**
2003			
Fourth Quarter	2.50	1.80	361,170
2004			
First Quarter	3.75	2.00	501,160
Second Quarter	5.00	2.98	771,345
Third Quarter	3.99	3.15	315,800
Fourth Quarter	4.10	3.20	2,470,750
2005			
First Quarter	4.00	3.05	1,937,372
Second Quarter	3.45	2.25	1,340,592
July	3.10	2.80	338,650
August	3.20	2.85	537,500
September	3.20	2.95	1,679,500

	Price Range ($)		Trading
	High	Low	Volume
October [1]	3.30	2.60	757,441
November	2.95	2.59	2,254,844
December 1-5	3.00	2.85	184,900

Note:

(1) The closing price of the Espoir Class A Shares on the Exchange on October 26, 2005, the last day the Class A Shares traded prior to the public announcement of the Arrangement, was $2.80.

Price Range and Trading Volume - Class B Shares

The following table sets forth the reported high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the Espoir Class B Shares on the TSXV as reported by the TSXV:

	Price Range ($)		Trading
Period	High	Low	Volume
2003			
Fourth Quarter	4.50	3.00	43,900
2004			
First Quarter	5.50	4.25	71,100
Second Quarter	5.75	4.90	23,600
Third Quarter	5.70	5.50	21,500
Fourth Quarter	5.95	5.65	23,500
2005			
First Quarter	6.11	5.70	67,700
Second Quarter	6.60	6.00	36,100
July	6.40	6.20	7,950
August	6.50	6.15	16,700
September	6.15	5.90	76,950
October [1]	9.40	6.10	57,400
November	9.20	8.30	104,000
December 1-5	9.10	9.00	8,200

Note:

(1) The closing price of the Espoir Class B Shares on the Exchange on October 27, 2005, the last day the Class B Shares traded prior to the public announcement of the Arrangement, was $6.25.

DIRECTORS AND OFFICERS

The name, municipality of residence, position with Espoir and principal occupation within the five preceding years of each of the current directors and senior officers of Espoir are as follows:

Name and Municipality of Residence	Number of Shares Beneficially Owned, Directly or Indirectly or Controlled	Date First Appointed	Positions with Espoir	Principal Occupation
Bruce M. Beynon[(1)(3)] Calgary, Alberta	609,000 Class A 10,800 Class B	October 2002	President, Chief Executive Officer and Director	President of the Corporation since October 23, 2002 and Chief Executive Officer of the Corporation since June 25, 2003. Prior thereto, Vice-President, Exploration of KeyWest Energy Corporation ("KeyWest"), a public oil and gas exploration and development

Name and Municipality of Residence	Number of Shares Beneficially Owned, Directly or Indirectly or Controlled	Date First Appointed	Positions with Espoir	Principal Occupation
				company, from April 2000 to February 2003. Prior thereto, Exploration Manager with KeyWest from April 1999 to April 2000.
A. Scott Dawson[(1)(2)(3)] Calgary, Alberta	412,000 Class A 2,700 Class B	October 2002	Director	President and Chief Executive Officer of Open Range Energy Corp., a public oil and gas company, since November 30, 2005. Prior thereto President and Chief Executive Officer of Tempest Energy Corp., a public oil and gas company, from June 2000 to November 30, 2005.
W. Peter Comber[(1)(2)] Toronto, Ontario	43,000 Class A Nil Class B	December 2003	Director	Managing Director of Barrantagh Investment Management Inc. (and its predecessors) since 1991.
Harley L. Winger[(2)(3)] Calgary, Alberta	313,200 Class A 2,250 Class B	October 2002	Director	Partner with Burstall Winger LLP, law firm
Gregg L. Perras Calgary, Alberta	451,973 Class A Nil Class B	June 2003	Vice-President, Exploration	Exploration Manager of Resolute Energy Inc. from April 2002 to May 2003. Prior thereto, Exploration Manager, and previously, Senior Geologist, with Star Oil and Gas Ltd. from June 1995 to March 2002.
David C. Wardlaw Calgary, Alberta	425,000 Class A Nil Class B	June 2003	Vice-President, Geophysics	Chief Geophysicist of KeyWest from November, 2000 to February 2003. Geophysicist Manager at Probe Exploration Inc. from November 1997 to November 1999.
Gordon J. Dolph Calgary, Alberta	466,700 Class A 15,000 Class B	August 2003	Vice-President, Engineering	Vice-President, Business Development and previously, Vice-President, Acquisitions and Divestitures with Viking Energy Royalty Trust from July 2001 to June 2003. Prior thereto, a consultant/employee with BXL Energy Ltd. from October 1999 to June 2001. Prior thereto, President, CEO and Director of Maxwell Oil & Gas Ltd. from 1995.
Michael A. Wilhelm Calgary, Alberta	448,000 Class A Nil Class B	August 2003	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of Resolute Energy Inc. from June 2002 to June 2003. Prior thereto, Vice-President, Finance and Chief Financial Officer of Equatorial Energy Inc. ("Equatorial") from November 2001 to June 2002. Previously Manager, Finance and Treasury and prior thereto, Controller of Equatorial from December 1997.
Jarrod Isfeld Calgary, Alberta	Nil	June 2003	Secretary	Associate with Burstall Winger LLP, law firm

Notes:

(1) Member of the Reserves Committee of Espoir.
(2) Member of the Audit Committee of Espoir.
(3) Member of the Compensation Committee of Espoir.
(4) Espoir does not have an Executive Committee of the board of directors.
(5) In addition, a total of 695,000 Class A Shares are issuable to the directors and officers upon exercise of outstanding stock options.
(6) The number of Espoir shares beneficially owned, directly or indirectly, by all of the directors and officers of Espoir is 3,168,873 Class A Shares, being approximately 21.9% of the issued and outstanding Espoir Class A Shares and 30,750 Class B Shares, being approximately 3.7% of the issued and outstanding Class B Shares, as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein, no director or informed person or any associate or affiliate of the foregoing has, or has had, any material interest, direct or indirect, in any transaction within the three years before the date hereof or in any proposed transaction, that has materially affected or will materially affect Espoir or any of its subsidiaries.

Harley L. Winger, a director of Espoir is a partner of, and Jarrod Isfeld, the secretary of Espoir, is an associate of, the law firm Burstall Winger LLP, which firm has provided and continues to provide legal services to Espoir in the ordinary course of business.

CONFLICTS OF INTEREST

There are potential conflicts of interest to which some of the directors, senior officers and executive officers of Espoir will be subject in connection with the operations of Espoir. Situations may arise where some of the business activities of the directors and officers will be in direct competition with Espoir. In particular, certain directors of Espoir are involved in managerial or director positions with other oil and gas companies, whose operations may, from time to time, be in direct competition with those of Espoir or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Espoir. Conflicts, if any, will be subject to the procedures and remedies under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

During the most recently completed financial year, none of the directors or officers of Espoir were indebted to Espoir.

CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES

No current or proposed director, officer or shareholder holding a sufficient number of Espoir Shares to affect materially the control of Espoir is, or has been, within the past ten years, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days or became a bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

PENALTIES OR SANCTIONS

No current or proposed director, officer or shareholder holding a sufficient number of securities of Espoir Shares to affect materially the control of Espoir has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian Securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS

To the knowledge of the management, Espoir is not a party to, nor are any of Espoir's properties subject to, any material legal proceedings.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of Espoir, there are no persons who, as at the date hereof, beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to the Class A Shares or the Class B Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Espoir are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9.

The registrar and transfer agent for the Espoir Shares is Valiant Trust Company at its principal offices in Calgary, Alberta.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contract entered into by Espoir during the past two years which is currently material is the Arrangement Agreement.

INTERESTS OF EXPERTS

As at the date hereof, none of the partners of GLJ or Felesky Flynn LLP beneficially own, directly or indirectly, any of the outstanding Espoir Shares.

ADDITIONAL INFORMATION

Additional information relating to Espoir is available on SEDAR at www.sedar.com. In addition, interested parties may contact Espoir at its corporate head office at Suite 700, 520 - 5th Avenue S.W. Calgary, Alberta T2P 3R7, telephone (403) 294-1442; fax (403) 294-1455 to request copies of Espoir's financial statements and MD&A.

SCHEDULE "G"

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

191(1) Subject to Sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to:

(a) amend its articles under Section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares or that class;

(b) amend its articles under Section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c) amalgamate with another corporation, otherwise than under Section 184 or 187;

(d) be continued under the laws of another jurisdiction under Section 189; or

(e) sell, lease or exchange all or substantially all its property under Section 190.

(2) A holder of shares of any class or series of shares entitled to vote under Section 176, other than Section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of anyone beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) and (2):

(a) at or before any meeting of shareholders at which the resolution is to be voted on; or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2):

(a) by the corporation; or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5);

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder:

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall:

(a) be made on the same terms; and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder:

(a) is not required to give security for costs in respect of an application under subsection (6); and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for:

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation;

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent;

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f) the service of documents; and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order:

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs:

(a) the shareholder may withdraw the shareholder's dissent; or

(b) the corporation may rescind the resolution;

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after:

(a) the pronouncement of an order under subsection (13); or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares;

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporations but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

SCHEDULE "H"

ARRANGEMENT AGREEMENT

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

between

ROCKYVIEW ENERGY INC.

and

ESPOIR EXPLORATION CORP.

Dated the 29th day of November, 2005

TABLE OF CONTENTS

Page

ARTICLE 1 DEFINITIONS, INTERPRETATION AND SCHEDULE 1

1.1 Definitions 1
1.2 Interpretation Not Affected by Headings 6
1.3 Number, Gender and Persons 6
1.4 Date for any Action 6
1.5 Statutory References 6
1.6 Currency 6
1.7 Invalidity of Provisions 6
1.8 Accounting Matters 7
1.9 Knowledge 7
1.10 Schedules 7

ARTICLE 2 THE ARRANGEMENT 7

2.1 Arrangement 7
2.2 Effective Date 7
2.3 Consultation 8
2.4 Court Proceedings 8
2.5 Pre-closing 8
2.6 Articles of Arrangement 8

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF ESPOIR 9

3.1 Organization and Qualification 9
3.2 Authority Relative to this Agreement 9
3.3 No Violations 9
3.4 Capitalization of Espoir 10
3.5 No Material Adverse Change or Other Matters 10
3.6 Board Determination 10
3.7 No Undisclosed Material Liabilities 11
3.8 Espoir Severance Obligations 11
3.9 Brokerage Fees 11
3.10 Financial Statements 11
3.11 Reserve Reports 11
3.12 Defects 11
3.13 Subsidiaries 12
3.14 Compliance with Law 12
3.15 Material Agreements 12
3.16 Employment Agreements 12
3.17 Employee Benefit Plans 12
3.18 Books and Records 12
3.19 Reporting Issuer Status 12
3.20 Public Disclosure 13
3.21 No Orders 13
3.22 Disclosure to Rockyview 13
3.23 Litigation 13
3.24 Environmental 13
3.25 Lease and Royalty Obligations 14
3.26 Operations 14
3.27 Operating Limitations 14

3.28 Tax Matters 14
3.29 Debt/Working Capital 15
3.30 Swaps 15
3.31 Guarantees 15
3.32 US Matters 15
3.33 Information Circular 16
3.34 Flow-Through Obligations 16
3.35 Voting Arrangements 16
3.36 Rights Plan 16
3.37 Production 16
3.38 Non-Arm's Length Debt 16
3.39 Non-Arm's Length Interests 16
3.40 Insurance 17

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF ROCKYVIEW 17

4.1 Organization and Qualification 17
4.2 Authority Relative to this Agreement 17
4.3 No Violations 17
4.4 Capitalization 18
4.5 Board Approval 18
4.6 No Material Adverse Change and Other Matters 18
4.7 No Undisclosed Material Liabilities 19
4.8 Brokerage Fees 19
4.9 Financial Statements 19
4.10 Reserve Report 19
4.11 Defects 19
4.12 Subsidiaries 19
4.13 Compliance with Law 20
4.14 Material Agreements 20
4.15 Books and Records 20
4.16 Reporting Issuer Status 20
4.17 Public Disclosure 20
4.18 No Orders 20
4.19 Disclosure to Espoir 21
4.20 Litigation 21
4.21 Environmental 21
4.22 Lease and Royalty Obligations 22
4.23 Operations 22
4.24 Tax Matters 22
4.25 Debt/Working Capital 22
4.26 Information Circular 23
4.27 Flow-Through Obligations 23
4.28 Production 23
4.29 Non-Arm's Length Debt 23
4.30 Non-Arm's Length Interests 23
4.31 Insurance 23

ARTICLE 5 CONDUCT OF BUSINESS 23

5.1 Conduct of Business 23
5.2 Integration of Operations 24

ARTICLE 6 COVENANTS OF ESPOIR **24**

6.1 Interim Order 24
6.2 Espoir Meeting 25
6.3 Amendments 25
6.4 Final Order 26
6.5 Articles of Arrangement 26
6.6 Copy of Documents 26
6.7 Insurance 26
6.8 Certain Actions 26
6.9 No Compromise 28
6.10 Satisfaction of Conditions 28
6.11 Refrain from Certain Actions 29
6.12 Employment Agreements 29
6.13 Co-operation 29
6.14 Closing Documents 29
6.15 Unaudited Financial Statements 29
6.16 Non-Solicitation 29
6.17 Break Fee 31

ARTICLE 7 COVENANTS OF ROCKYVIEW **32**

7.1 Interim Order 32
7.2 Rockyview Assistance 32
7.3 Articles of Arrangement 32
7.4 Copy of Documents 32
7.5 Insurance 33
7.6 Certain Actions 33
7.7 Satisfaction of Conditions 33
7.8 Refrain from Certain Actions 34
7.9 Co-operation 34
7.10 Closing Documents 34
7.11 Unaudited Financial Statements 34

ARTICLE 8 CONDITIONS **35**

8.1 Mutual Conditions 35
8.2 Rockyview Conditions 36
8.3 Espoir Conditions 37
8.4 Notice and Cure Provisions 38
8.5 Merger of Conditions 39

ARTICLE 9 AMENDMENT AND TERMINATION **39**

9.1 Amendment 39
9.2 Alternative Transaction 39
9.3 Termination 39
9.4 Effect of Termination 40

ARTICLE 10 GENERAL **40**

10.1 Notices 40
10.2 Remedies 41
10.3 Expenses 42
10.4 Time of the Essence 42

10.5 Entire Agreement 42
10.6 Further Assurances 42
10.7 Governing Law 42
10.8 Execution in Counterparts 42
10.9 Waiver 42
10.10 Enurement and Assignment 43
10.11 Release of Standstill 43

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS AMENDED AND RESTATED AGREEMENT was originally made as of the 31st day of October, 2005, as amended and restated as of the 29th day of November, 2005.

BETWEEN:

ROCKYVIEW ENERGY INC., a corporation existing under the *Business Corporations Act* (Alberta) ("**Rockyview**")

\- and -

ESPOIR EXPLORATION CORP., a corporation existing under the *Business Corporations Act* (Alberta) ("**Espoir**")

WITNESSES THAT:

WHEREAS Rockyview and Espoir originally entered into this Agreement on October 31, 2005 (the "**Original Agreement**") and now desire, in accordance with Section 9.1 of the Original Agreement, to amend and restate the Agreement as set forth hereunder, to amend the Plan of Arrangement appended to the Original Agreement;

AND WHEREAS Rockyview and Espoir propose to effect a business combination to combine the business and assets of Espoir with those of Rockyview;

AND WHEREAS the parties hereto intend to carry out the proposed business combination by way of a plan of arrangement under the provisions of the *Business Corporations Act* (Alberta);

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULE

1.1 Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meaning ascribed to such capitalized word or term below:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9 as from time to time amended or re-enacted;

(b) "**Acquisition Proposal**" means with respect to Espoir, any inquiry or the making of any proposal to Espoir or the Espoir Shareholders from any person which constitutes, or may reasonably be

expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Espoir or the Espoir Shareholders of any securities of Espoir or its subsidiaries (other than on exercise of currently outstanding Espoir Options); (ii) any acquisition of a significant amount of the assets of Espoir or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving Espoir or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Espoir or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Rockyview under this Agreement or the Arrangement;

(c) "**affiliate**" has the meaning set forth in the ABCA;

(d) "**Agreement**", "**this Agreement**", "**herein**", "**hereto**", and "**hereof**" and similar expressions refer to this arrangement agreement, as the same may be amended or supplemented from time to time and, where applicable, to the appropriate Schedules hereto;

(e) "**Agreement in Principle**" means the letter of intent dated October 28, 2005 between Rockyview and Espoir in respect of the Arrangement;

(f) "**Arrangement**" means the arrangement under the provisions of section 193 of the ABCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or at the direction of the Court in the Final Order;

(g) "**Articles of Arrangement**" means articles of arrangement in respect of the Arrangement required by the ABCA to be filed by the Registrar after the Final Order is made;

(h) "**Business Day**" means any day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta;

(i) "**Canadian GAAP**" means generally accepted accounting principles in Canada;

(j) "**Certificate**" means the certificate giving effect to the Arrangement issued by the Registrar pursuant to subsection 193(11) of the ABCA;

(k) "**Confidentiality Agreement**" means the confidentiality agreement entered into by Espoir and Rockyview dated October 12, 2005;

(l) "**Court**" means the Court of Queen's Bench of Alberta;

(m) "**Disclosed Information**" means all information disclosed pursuant to the Confidentiality Agreement prior to the date hereof and the Public Record;

(n) "**Effective Date**" means the date Articles of Arrangement are filed with the Registrar;

(o) "**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

(p) "**Espoir**" means Espoir Exploration Corp., a corporation incorporated under the laws of Alberta;

(q) **"Espoir A Shares"** means the class A shares which Espoir is authorized to issue as constituted on the date hereof;

(r) **"Espoir B Shares"** means the class B shares which Espoir is authorized to issue as constituted on the date hereof;

(s) **"Espoir Governing Documents"** means the Restated Articles of Espoir, as amended to the date hereof and the By-laws of Espoir;

(t) **"Espoir Meeting"** means the special meeting, including any adjournments or postponements thereof, of the Espoir Shareholders to be held, among other things, to consider, and if deemed advisable, to approve the Arrangement;

(u) **"Espoir Options"** means the options to purchase Espoir A Shares outstanding under the Espoir Share Option Plan;

(v) **"Espoir Severance Obligations"** means obligations or liabilities of Espoir to pay any amount to its officers, directors or employees, other than for salary, bonuses under existing bonus arrangements and directors' fees payable in the ordinary course of the business of Espoir, in each case in amounts consistent with historic practices and obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary and usual course of business and, without limiting the generality of the foregoing, Espoir Severance Obligations shall include the obligations of Espoir with respect to any severance or termination payments which Espoir is or may become liable to make to its officers, employees or contractors after the date of this Agreement;

(w) **"Espoir Share Option Plan"** means that stock option plan adopted by Espoir, as amended;

(x) **"Espoir Shareholders"** means the holders of Espoir Shares at the applicable time;

(y) **"Espoir Shares"** means the Espoir A Shares and the Espoir B Shares;

(z) **"Final Order"** means the order of the Court, as such order may be amended at any time prior to the Effective Date, pursuant to subsection 193(9) of the ABCA approving the Arrangement or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(aa) **"Governing Documents"** means either the Rockyview Governing Documents, or the Espoir Governing Documents as the case may be;

(bb) **"Governmental Entity"** means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(cc) **"Information Circular"** means the management information circular to be prepared by Espoir for the Espoir Meeting;

(dd) **"Interim Order"** means the interim order of the Court, as such order may be amended, pursuant to subsection 193(4) of the ABCA made in connection with the Arrangement;

(ee) **"in writing"** means written information including documents, files, records, books and other materials made available, delivered or produced to a party hereto by or on behalf of another party hereto in the course of the former's due diligence review of the latter;

(ff) **"Law"** means any law, by-law, rule, regulation, order, ordinance, protocol, code, guideline, policy, notice, direction and judgement or other requirement of any Governmental Entity;

(gg) **"Lock-Up Agreements"** means the lock-up agreements to be entered into by each of the directors and officers of Espoir as holders of Espoir Shares, representing not less than 23% of the outstanding Espoir A Shares and 1.9% of the Espoir B Shares at the date hereof, on an undiluted basis, in the form attached hereto as Schedule B, pursuant to which such Espoir Shareholders agree to irrevocably vote the Espoir Shares owned or controlled by them in favour of the Arrangement and all other matters to be considered at the Espoir Meeting;

(hh) **"Material Adverse Change"** means, in respect of either Rockyview or Espoir, as the case may be, any change in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, leases, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of such party or any subsidiary, which is materially adverse to the business of such party and its subsidiaries (considered as a whole), other than a change (i) that arises out of a matter that has been publicly disclosed or otherwise disclosed in writing by a party to the other prior to the date hereof; (ii) that results from conditions affecting the oil and gas industry generally; (iii) that results from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that is consented to by the other party hereto or results from any matter consented to by the other party hereto;

(ii) **"Material Adverse Effect"**, in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Rockyview or Espoir, as the case may be, and their respective subsidiaries (considered as a whole); provided that a Material Adverse Effect shall not include an adverse effect resulting from a change (i) that arises out of a matter that has been publicly disclosed or otherwise disclosed in writing by a party to the other; (ii) that results from conditions affecting the oil and gas industry generally; or (iii) that results from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that is consented to by the other party hereto or results from any matter consented to by the other party hereto;

(jj) **"Net Debt"**, as at any date, means the aggregate long term debt, less working capital surplus or plus working capital deficiency, as the case may be, of Rockyview or Espoir, as the case may be, as at such date, calculated in accordance with Canadian GAAP;

(kk) **"Plan of Arrangement"** means a plan of arrangement substantially in the form and content of the plan of arrangement attached as Schedule A hereto and any amendment or variation thereto made in accordance with section 6.1 of the Plan of Arrangement or Sections 9.1 and 9.2 of this Agreement;

(ll) **"Public Record"** means all documents or information filed by or on behalf of either party, in compliance with or intended compliance with applicable Laws and which are accessible by a member of the general public through the System for Electronic Document Analysis and Retrieval (SEDAR) website maintained by the Canadian Securities Administrators;

(mm) "**Registrar**" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed pursuant to section 263 of the ABCA;

(nn) "**Returns**" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(oo) "**Rockyview**" means Rockyview Energy Inc., a corporation amalgamated under the ABCA;

(pp) "**Rockyview Governing Documents**" means the Articles of Amalgamation of Rockyview, as amended to the date hereof and the By-laws of Rockyview;

(qq) "**Rockyview Options**" means the options to purchase Rockyview Shares outstanding under the Rockyview Share Option Plan or its predecessor;

(rr) "**Rockyview Share Option Plan**" means the stock option plan adopted by Rockyview, as amended;

(ss) "**Rockyview Shareholders**" means the holders of Rockyview Shares at the applicable time;

(tt) "**Rockyview Shares**" means the common shares which Rockyview is authorized to issue as constituted on the date hereof;

(uu) "**Rockyview Warrants**" means the 896,074 warrants, each warrant exercisable for the purchase of one (1) Rockyview Share on or before February 21, 2008 at $5.26 per Rockyview Share;

(vv) "**Securities Authorities**" means the Alberta Securities Commission and the other applicable securities regulatory authorities in Canada collectively;

(ww) "**subsidiary**" has the meaning set forth in the ABCA;

(xx) "**Superior Proposal**" means an unsolicited *bona fide* written Acquisition Proposal that, if consummated in accordance with the terms thereof, would result in a transaction more favourable from a financial point of view to the Espoir Shareholders than the Arrangement;

(yy) "**Swaps**" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

(zz) "**Taxes**" shall mean, with respect to any person, all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation

and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing;

(aaa) "**TSX**" means the Toronto Stock Exchange; and

(bbb) "**TSXV**" means the TSX Venture Exchange.

In addition, words and phrases used but not otherwise defined herein and defined in the ABCA shall have the same meaning herein as in the ABCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, Subsections, Paragraphs and Subparagraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.3 Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and words importing a person or persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute, regulation or rule in force from time to time and any statute or regulation that supplements or supersedes such statute, regulation or rule.

1.6 Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

1.7 Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties hereto waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof which is declared invalid or unenforceable with a valid and

enforceable provision, the economic effect of which approximates as much as possible the invalid or unenforceable provision which it replaces.

1.8 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

1.9 Knowledge

Where the phrase "to the best of the knowledge" is used, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon the collective knowledge of the senior officers of the party making the representation and warranty after having conducted an actual investigation as to the subject matter relating thereto, with the level of such investigation in each case being that of a reasonably prudent person investigating a material consideration in the context of a material transaction, and the use of such phrase herein shall constitute a representation and warranty by the party making the representation and warranty in each case that such investigation has been actually made.

1.10 Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement
B	Form of Lock-Up Agreement

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

Rockyview and Espoir agree to combine their assets and business by way of arrangement pursuant to section 193 of the ABCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement. Upon the closing of the Arrangement, holders of:

(a) Espoir B Shares shall receive 3.1348 Espoir A Shares for each Espoir B Share; and

(b) at their option, Espoir A Shares shall receive 0.5148 Rockyview Shares or $3.19 for each Espoir A Share held, subject to a maximum of 7,445,000 Rockyview Shares and $8.325 million cash.

2.2 Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.3 Consultation

Rockyview and Espoir agree to consult with each other prior to issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement or making any filing with any federal, provincial or state governmental or regulatory agency or with any stock exchange with respect thereto. Each of Rockyview and Espoir shall use its commercially reasonable efforts to enable the other of them to review and comment on all such press releases and filings prior to the release thereof. Rockyview and Espoir agree to issue a joint press release with respect to this Agreement as soon as practicable after the execution hereof but in any event no later than 7:30 a.m. (Calgary time) on October 31, 2005, in a form acceptable to each of them.

2.4 Court Proceedings

As soon as is reasonably practicable after the execution of this Agreement, Rockyview and Espoir shall apply to the Court pursuant to section 193 of the ABCA for an order approving the Arrangement and, in connection with such application, Rockyview and Espoir shall:

(a) file, proceed with and diligently prosecute an application to the Court for the Interim Order which shall provide for, among other things, the calling and holding of the Espoir Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

(b) subject to obtaining the approvals contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all actions and steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order.

The notice of motion for the application referred to in this Section shall be satisfactory to each of Rockyview and Espoir, acting reasonably, and shall request that the Interim Order provide, among other things:

(c) for the persons to whom notice is to be provided in respect of the Arrangement and the Espoir Meeting and for the manner in which such notice is to be provided; and

(d) that the requisite approval of the Espoir Shareholders for the Arrangement shall be two-thirds of the votes cast thereon by the holders of each of the Espoir A Shares and the Espoir B Shares present in person or represented by proxy at the Espoir Meeting.

2.5 Pre-closing

Unless this Agreement is terminated pursuant to the provisions hereof, Rockyview and Espoir shall meet at the offices of Burnet, Duckworth & Palmer LLP, 1400, 350 - 7th Avenue S.W., Calgary, Alberta at 10:00 a.m. on the day immediately prior to the Espoir Meeting or at such other time or on such other date at they may mutually agree upon and each of them shall then table the documents required to be delivered by such party hereunder to complete the transaction contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the Arrangement becoming effective.

2.6 Articles of Arrangement

Subject to the rights of termination contained in Article 9 hereof, upon the Espoir Shareholders approving the Arrangement in accordance with the Interim Order, the Final Order being

issued and the other conditions contained in Article 8 hereof being complied with or waived, Espoir shall file Articles of Arrangement, in duplicate, with the Registrar together with such other documents as may be required in order to effect the Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF ESPOIR

Espoir hereby represents and warrants to Rockyview as follows and acknowledges that Rockyview is relying upon such representations and warranties in connection with the entering into of this Agreement and performance of its obligations hereunder.

3.1 Organization and Qualification

Espoir is a corporation duly incorporated and validly existing under the laws of Alberta and has the requisite corporate power and authority to carry on business as it is now being conducted. Espoir is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect.

3.2 Authority Relative to this Agreement

Subject to receipt of the approval of the holders of Espoir A Shares and Espoir B Shares to the Arrangement, Espoir has the requisite corporate authority to enter into this Agreement and to carry out its respective obligations hereunder. The execution and delivery of this Agreement and the consummation by Espoir of the transactions contemplated hereby have been duly authorized by the board of directors of Espoir and no other corporate proceedings or other third party consents on the part of Espoir are or will be necessary to authorize the performance of its obligations under this Agreement (except for obtaining shareholder approval in respect of the Arrangement) and the completion of the transactions contemplated hereby other than the consent of Espoir's bankers, if required, and such other regulatory approvals as may be required. This Agreement has been duly executed and delivered by Espoir and constitutes a legal, valid and binding obligation of Espoir enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to the general principles of equity.

3.3 No Violations

(a) The execution and delivery of and the performance of and compliance with the terms of this Agreement and the performance of any of the transactions contemplated hereby by Espoir does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under any term or provision of the Espoir Governing Documents or, subject to Espoir's banker's consent to the Arrangement, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which Espoir is a party or by which Espoir is bound, or any law, judgement, decree, order, statute, rule or regulation applicable to Espoir, which default or breach might reasonably be expected to have a Material Adverse Effect on Espoir or the ability of Espoir to complete the transactions contemplated hereby.

(b) There is no legal impediment to Espoir's consummation of the transactions contemplated by this Agreement and no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required by Espoir in connection with the transactions contemplated hereby, except for (i) consents or approvals required by the Interim

Order or the Final Order, and such other regulatory approvals as may be required (ii) filings with the Registrar under the ABCA and filings with and approvals required by Securities Authorities and stock exchanges, (iii) any other consent, waiver, permit, order or approval referred to in Section 8.1 hereof and (iv) such filings or registrations which, if not made, or such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the ability of Espoir to consummate the transactions contemplated hereby.

3.4 Capitalization of Espoir

As of the date hereof, the authorized share capital of Espoir consists of an unlimited number of Espoir A Shares, an unlimited number of Espoir B Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, 14,455,090 Espoir A Shares, 832,500 Espoir B Shares and no preferred shares are issued and outstanding. As of the date hereof, Espoir Options to acquire an aggregate of 1,362,166 Espoir A Shares have been granted. Other than pursuant to this Agreement, on conversion of Espoir B Shares and except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever (contingent or otherwise) requiring the issuance, sale or transfer by Espoir of any shares of Espoir or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire Espoir Shares, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Espoir. All outstanding Espoir Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Espoir A Shares issuable upon exercise of outstanding Espoir Options in accordance with their terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

3.5 No Material Adverse Change or Other Matters

Other than as disclosed in the Disclosed Information, Espoir has (i) since December 31, 2004, not amended its articles, bylaws or other governing documents: (ii) not disposed of any property or assets out of the ordinary course of business; (iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice; (iv) not suffered any Material Adverse Change or any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change thereto; (v) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained; (vi) maintained in effect salary and other compensation levels in accordance with its then existing salary administration program; (vii) not entered into any agreements, whether in writing or verbal, providing for payments to be made to any employees, consultants, officers or directors of Espoir in respect of loss of office or loss of employment in connection with the transactions contemplated hereby; or (viii) not entered into any agreement or transactions with any director, officer, employee, consultant or any party not at arm's length with Espoir.

3.6 Board Determination

The board of directors of Espoir, following consultation with its financial advisors, has determined that the Arrangement is fair to the holders of the Espoir Shares, that the Arrangement is in the best interests of Espoir and the holders of the Espoir Shares, has unanimously approved (with A. Scott Dawson abstaining) the Arrangement and the entering into of this Agreement and will unanimously recommend (with A. Scott Dawson abstaining) that holders of Espoir Shares vote in favour of the Arrangement.

3.7 No Undisclosed Material Liabilities

Except (a) as disclosed or reflected in the audited financial statements of Espoir as at and for the period ended December 31, 2004 or as set forth or included in the Disclosed Information, and (b) for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice or (ii) pursuant to the terms of this Agreement, Espoir has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on a balance sheet of Espoir) that have constituted or would be reasonably likely to constitute a Material Adverse Change.

3.8 Espoir Severance Obligations

There are no Espoir Severance Obligations other than amounts not exceeding $600,000.

3.9 Brokerage Fees

Espoir has not retained nor will it retain, without Rockyview's written consent not to be unreasonably withheld, any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that GMP Securities Ltd. has been retained by Espoir as financial advisors and to provide a fairness opinion in accordance with the terms of their engagement as disclosed to Rockyview.

3.10 Financial Statements

Espoir's audited financial statements as at and for the period ended December 31, 2004 have been prepared in accordance with Canadian GAAP and to the best of the knowledge of Espoir, its unaudited financial statements as at and for the period ended June 30, 2005, have been prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Espoir's independent auditors, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present the financial position, results of operations and changes in financial position of Espoir as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited financial statements, to year-end audit adjustments in accordance with Canadian GAAP).

3.11 Reserve Reports

Espoir has made available to Gilbert Lausten Jung Associates Ltd. prior to the issuance of their report effective October 1, 2005, all information material to an adequate determination of oil and gas reserves none of which information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) and Espoir has no knowledge of any Material Adverse Change to the oil and gas reserves of Espoir since the effective date of such report.

3.12 Defects

Espoir is not aware of any defects, failures or impairments in the title of Espoir to its oil and gas properties or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened whether or not discovered by any third party, which in the aggregate would have a Material Adverse Effect.

3.13 Subsidiaries

Except for Espoir Acquisition Corp., Espoir has no direct or indirect, wholly-owned or partially-owned subsidiaries. Espoir Acquisition Corp. has never carried on active business.

3.14 Compliance with Law

Espoir has complied with and is in compliance with all laws and regulations applicable to the operation of its business, except where such non-compliance would not, considered individually or in the aggregate, give rise to a Material Adverse Effect or materially affect the ability of Espoir to perform its material obligations hereunder.

3.15 Material Agreements

All agreements, permits, licenses, approvals, certificates or other rights or authorizations material to the conduct of Espoir's business are valid and subsisting and Espoir is not in material default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations except where a failure to hold such licenses or the result of any such default would not have a Material Adverse Effect or materially effect or delay the ability Espoir to perform its material obligations hereunder.

3.16 Employment Agreements

Except as set out in the Disclosed Information, Espoir is not a party to any written employment or consulting agreement or any verbal employment or consulting agreement which cannot be terminated without cause upon giving such notice as may be required by law and without the payment of any additional amount or any written agreement that provides for a payment by Espoir on a change of control of Espoir or severance of employment and Espoir agrees not to amend the terms and conditions of any of the foregoing agreements that were set forth or included in the Disclosed Information.

3.17 Employee Benefit Plans

Except as set out in the Disclosed Information, Espoir does not have any employee benefit plans, other than the Espoir Share Option Plan, health, dental, vision and short and long term disability plans of general application, and has made no promises with respect to increased benefits under such plans.

3.18 Books and Records

The corporate records and minute books of Espoir have been maintained in accordance with all applicable statutory requirements and are complete and up to date in all material respects.

3.19 Reporting Issuer Status

Espoir is a "reporting issuer" or the equivalent under securities laws of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and to the best of the knowledge of Espoir, is not in default of its obligations as a reporting issuer in such jurisdictions and the Espoir Shares are listed and trade on the TSXV and Espoir is in compliance with all rules, regulations and by-laws of the TSXV.

3.20 Public Disclosure

To the best of the knowledge of Espoir, all documents or information sent by or on behalf of Espoir to holders of Espoir Shares or otherwise filed with regulatory authorities in Canada did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and no material change has occurred in relation to Espoir which is not disclosed in the Public Record. Espoir has not filed any confidential material change reports which continue to be confidential. Espoir is in compliance with the filing and certification requirements of each of National Instrument 51-102 (Continuous Disclosure Obligations) and Multilateral Instrument 52-109 (Certificate of Disclosure in Issuers' Annual and Interim Filings).

3.21 No Orders

No securities commission or similar regulatory authority, or stock exchange, in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Espoir, no such proceeding is, to the knowledge of Espoir, pending, contemplated or threatened and Espoir is not in default of any requirement of any securities laws, rules or policies applicable to Espoir or its securities.

3.22 Disclosure to Rockyview

The data and information in respect of Espoir and its respective businesses and operations provided by Espoir to Rockyview was and is accurate and correct in all material respects as of the respective dates thereof and Espoir has not omitted to provide to Rockyview any material information necessary in order for any information provided by Espoir to Rockyview not to be misleading in any material way.

3.23 Litigation

There are no actions, suits or proceedings pending, or to the knowledge of Espoir, threatened against Espoir before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves the possibility of any judgement against Espoir and, to the best of knowledge Espoir, there are no grounds upon which any such action, suits or proceedings may be commenced with reasonable likelihood of success.

3.24 Environmental

Except as set forth or included in the Disclosed Information:

(a) Espoir is not aware of, and has not received, and is not aware of any circumstances which could lead to:

(i) any order or directive that relates to environmental matters and that requires any material work, repairs, construction or capital expenditures that is still outstanding; or

(ii) any demand or notice with respect to the material breach of any environmental, health or safety laws applicable to Espoir or any of its subsidiaries, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants that is still outstanding;

(b) Espoir and its subsidiary have not received notice of and is not aware of any material environmental liabilities related to its assets, other than obligations in the ordinary course of business to abandon wells when they have ceased to be productive, remove production equipment when such equipment is no longer being used and restore and reclaim the surface sites thereof;

(c) all material environmental and health and safety permits, licenses, approvals, consents, certificates and other authorizations of any kind or nature ("Environmental Permits") necessary to be held by Espoir or, to the best of the knowledge of Espoir, any third party for the ownership, operation, development, maintenance, or use of any of the assets of Espoir have been obtained and maintained in effect;

(d) Espoir and its subsidiary, and their respective assets and the ownership, operation, development, maintenance and use of assets are in material compliance with all environmental laws and with all material terms and conditions of all Environmental Permits; and

(e) there are no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by Espoir or its subsidiary or in which Espoir or its subsidiary have an interest or over which Espoir or its subsidiary have control, except for any such spills, releases, deposits or discharges which, in aggregate, would not have a Material Adverse Effect.

3.25 Lease and Royalty Obligations

Espoir has paid all lease and royalty obligations due in respect of its material properties and is not in default in any material respect of its obligations under any lease or other document evidencing title to any of its material properties except where the failure to make such payments or any such default would not have a Material Adverse Effect.

3.26 Operations

Any and all operations of Espoir and, to the best of the knowledge of Espoir, any and all operations by third parties, on or in respect of the assets and properties of Espoir, have been conducted in accordance with good oilfield practices.

3.27 Operating Limitations

Espoir is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business, compete in any geographic region, transfer or move any of its assets or operations, where such covenant would have a Material Adverse Effect on the business of Espoir.

3.28 Tax Matters

(a) All Returns required to be filed by or on behalf of Espoir or any of its subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Espoir or any of its subsidiaries with respect to items or periods covered by such Returns.

(b) For all periods covered by the filed tax Returns disclosed in the Disclosed Information, Rockyview has been furnished by Espoir with true and complete copies of (i) the relevant

portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Espoir or on behalf of Espoir relating to Taxes and, (ii) all federal, provincial, state, local or foreign income or franchise tax Returns for Espoir.

(c) No material deficiencies exist or have been asserted with respect to Taxes of Espoir. Espoir is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Espoir or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Espoir or any of its subsidiaries. The Returns of Espoir have not been audited by a government or taxing authority since Espoir's incorporation, nor is any such audit in process, pending or, to the knowledge of Espoir, threatened.

(d) Espoir has paid or provided adequate accruals in its financial statements for the six months ended June 30, 2005 for Taxes in accordance with Canadian GAAP.

(e) All filings made by Espoir under which it has received or is entitled to government incentives have been made in all material respects in accordance with all applicable legislation and contain no misrepresentations of material fact and do not omit to state any material fact which could cause any amount previously paid or previously accrued on its accounts to be recovered or disallowed.

(f) Espoir has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act, all amounts required by law and will continue to do so until the Effective Time and has remitted such withheld amounts within the prescribed periods to the appropriate governmental authority. Espoir has remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper governmental authority within the time required by applicable law. Espoir has charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by Espoir.

3.29 Debt/Working Capital

As at September 30, 2005 Espoir had Net Debt of not more than $5.5 million.

3.30 Swaps

Except as set out in the Public Documents, Espoir does not currently have any Swaps outstanding.

3.31 Guarantees

Espoir is not a party to or bound by any agreement, guarantee, indemnification (other than in the ordinary course of business and to officers and directors pursuant to their by-laws and standard indemnity agreements and pursuant to underwriting, agency or financial advisor agreements pursuant to the standard indemnity provisions in agreements of that nature), or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation.

3.32 US Matters

Espoir:

(a) taken as a whole, currently holds no assets (on a book-value basis) located in the United States and had no sales in or from the United States in its most recently completed fiscal year; and

(b) is a "foreign private issuer" as defined in Rule 3b 4 under the *United States Securities Exchange Act of 1934,* as amended, and the level of ownership by U.S. holders of Espoir Shares does not equal or exceed 40% of the outstanding Espoir Shares. The term "U.S. holder" means any person whose address appears on the records of Espoir, any voting or other trustee, any depositary, any share transfer agent or any person acting in a similar capacity on behalf of Espoir, as being located in the United States.

3.33 Information Circular

The information, data and other material (financial or otherwise) in respect of Espoir to be included in the Information Circular will be complete and correct in all material respects at the date thereof and will not contain any misrepresentations or any untrue statement of a material fact in respect of Espoir and will not omit to state a material fact in relation to Espoir necessary to make such information not misleading in light of the circumstances under which it is presented.

3.34 Flow-Through Obligations

Espoir does not have any outstanding obligations to incur or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of Espoir Shares that have not yet been fully expended and renounced and reflected in the financial statements of Espoir for the year ended December 31, 2004.

3.35 Voting Arrangements

To the best of the knowledge of Espoir, neither Espoir nor any of the Espoir Shareholders is a party to any unanimous shareholder agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of Espoir.

3.36 Rights Plan

Espoir does not have in place a shareholder rights protection plan.

3.37 Production

As at September 30, 2005, Espoir's production was not less than 65 barrels of oil and liquids per day and 5.2 Mmcf of natural gas per day. For the three month period ending September 30, 2005 average daily production was 815 barrels of oil equivalent per day.

3.38 Non-Arm's Length Debt

No director, officer, insider or other party not at arm's length to Espoir is indebted to Espoir and Espoir is not a party to or bound by any agreement, guarantee, indemnification or endorsement or like commitment of the obligations, liabilities, (contingent or otherwise) or indebtedness of any person, firm or corporation.

3.39 Non-Arm's Length Interests

No director, officer, insider or other non-arm's length party to Espoir, or any associate or affiliate thereof, has any right, title or interest in (or the right to acquire any right, title or interest in) any

royalty, interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Espoir which will be effective after the Effective Date.

3.40 Insurance

The policies of insurance in force at the date hereof naming Espoir as an insured and as disclosed in the Disclosed Information adequately covers all risks reasonably and prudently foreseeable in the operation and conduct of the business of Espoir which would be customary in the business carried on by Espoir, and to the knowledge of Espoir, all such policies and insurance remain in force and effect and should not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ROCKYVIEW

Rockyview hereby represents and warrants to Espoir as follows and acknowledges that Espoir is relying upon such representations and warranties in connection with the entering into of this Agreement and the performance of its obligations hereunder.

4.1 Organization and Qualification

Rockyview is a corporation duly amalgamated and validly existing under the laws of Alberta and has the requisite corporate power and capacity to carry on its business as it is now being conducted. Rockyview is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect.

4.2 Authority Relative to this Agreement

Subject to receipt of the approval of the TSX to the Arrangement, Rockyview has the requisite corporate power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Rockyview's board of directors, and no other corporate proceedings or other third party consents on the part of Rockyview are necessary to authorize the performance of its obligations under this Agreement (except for obtaining TSX approvals in respect of the Arrangement as well as consents from its bank. This Agreement has been duly executed and delivered by Rockyview and constitutes a legal, valid and binding obligation of Rockyview enforceable against Rockyview in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to the general principles of equity.

4.3 No Violations

(a) The execution and delivery of and the performance of and compliance with the terms of this Agreement and the performance of any of the transactions contemplated hereby by Rockyview does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under any term or provision of the Rockyview Governing Documents, or, subject to Rockyview's bankers' consent to the Arrangement, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which Rockyview is a party or by which Rockyview is bound, or any law, judgement, decree, order, statute, rule or regulation applicable to Rockyview, which default or breach might reasonably be

expected to have a Material Adverse Effect on Rockyview or the ability of Rockyview to complete the transactions contemplated hereby.

(b) There is no legal impediment to Rockyview's consummation of the transactions contemplated by this Agreement and no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required by Rockyview in connection with the transactions contemplated hereby, except for (i) consents or approvals required by the Interim Order or the Final Order, (ii) filings with the Registrar under the ABCA and filings with and approvals required by Securities Authorities and stock exchanges, (iii) any other consent, waiver, permit, order or approval referred to in Section 8.1 hereof and (iv) such filings or registrations which, if not made, or such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the ability of Rockyview to consummate the transactions contemplated hereby.

4.4 Capitalization

As of the date hereof, the authorized share capital of Rockyview consists of an unlimited number of Rockyview Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, 12,034,452 Rockyview Shares are issued and outstanding. As of the date hereof, Rockyview Options to acquire an aggregate of 827,502 Rockyview Shares have been granted and are outstanding and Rockyview Warrants to acquire 896,074 Rockyview Shares are issued and outstanding. Other than pursuant to this Agreement and except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever (contingent or otherwise) requiring the issuance, sale or transfer by Rockyview of any shares of Rockyview or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire Rockyview Shares, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Rockyview. All outstanding Rockyview Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Rockyview Shares issuable upon exercise of outstanding Rockyview Options or Rockyview Warrants in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

4.5 Board Approval

The board of directors of Rockyview has unanimously approved (with A. Scott Dawson abstaining) the Arrangement and the entering into of this Agreement.

4.6 No Material Adverse Change and Other Matters

Other than as disclosed in the Disclosed Information, since May 20, 2005, Rockyview has: (i) not amended its articles, bylaws or other governing documents: (ii) not disposed of any property or assets out of the ordinary course of business; (iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice; (iv) not suffered any Material Adverse Change or any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change thereto; (v) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained; (vi) maintained in effect salary and other compensation levels in accordance with its then existing salary administration program; or (vii) not entered into any agreement or transactions with any director, officer, employee, consultant or any party not at arm's length with Rockyview.

4.7 No Undisclosed Material Liabilities

Except (a) as disclosed or reflected in the audited balance sheet of Rockyview as at April 29, 2005, or in the unaudited financial statements of Rockyview as at and for the period ended June 30, 2005 or as set forth or included in the Disclosed Information, and (b) for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice or (ii) pursuant to the terms of this Agreement, Rockyview has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on a balance sheet of Rockyview) that have constituted or would be reasonably likely to constitute a Material Adverse Change.

4.8 Brokerage Fees

Rockyview has not retained nor will it retain, without Espoir's written consent not to be unreasonably withheld, any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, or any transaction contemplated hereby, except an advisor, if Rockyview so determines, to provide financial advisory services or to provide a fairness opinion.

4.9 Financial Statements

Rockyview's audited balance sheet as at April 29, 2005 has been prepared in accordance with Canadian GAAP and to the best of the knowledge of Rockyview, its unaudited financial statements as at and for the period ended June 30, 2005, have been prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Rockyview's independent auditors or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present the financial position, results of operations and changes in financial position of Rockyview as of the date thereof and for the period indicated therein (subject, in the case of any unaudited financial statements, to year end audited adjustments in accordance with Canadian GAAP).

4.10 Reserve Report

Rockyview has made available to Gilbert Lausten Jung Associates Ltd. and Sproule Associates Ltd. prior to the issuance of their respective reports effective December 31, 2004, all information material to an adequate determination of oil and gas reserves none of which information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) and Rockyview has no knowledge of any material adverse change to the oil and gas reserves of Rockyview since the effective date of such report.

4.11 Defects

Rockyview is not aware of any defects, failures or impairments in the title of Rockyview to its oil and gas properties or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened whether or not discovered by any third party, which in the aggregate would have a Material Adverse Effect.

4.12 Subsidiaries

Rockyview has no direct or indirect, wholly-owned or partially-owned subsidiaries.

4.13 Compliance with Law

Rockyview has complied with and is in compliance with all laws and regulations applicable to the operation of its business, except where such non-compliance would not, considered individually or in the aggregate, give rise to a Material Adverse Effect or materially affect the ability of Rockyview to perform its material obligations hereunder.

4.14 Material Agreements

All agreements, permits, licenses, approvals, certificates or other rights or authorizations material to the conduct of Rockyview's business are valid and subsisting and Rockyview is not in material default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations except with a failure to hold such licenses or the result of any such default would not have a Material Adverse Effect or materially effect or delay the ability Rockyview to perform its material obligations hereunder.

4.15 Books and Records

The corporate records and minute books of Rockyview have been maintained in accordance with all applicable statutory requirements and are complete and up to date in all material respects.

4.16 Reporting Issuer Status

Rockyview is a "reporting issuer" or the equivalent under securities laws of the Provinces of British Columbia, Alberta, Saskatchewan, Ontario and Québec and to the best of the knowledge of Rockyview, is not in default of its obligations as a reporting issuer in such jurisdictions and the Rockyview Shares are listed and trade on the TSX and Rockyview is in compliance with all rules, regulations and by-laws of the TSX.

4.17 Public Disclosure

To the best knowledge of Rockyview, all documents or information sent by or on behalf of Rockyview to holders of Rockyview Shares or otherwise filed with regulatory authorities in Canada did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and no material change has occurred in relation to Rockyview which is not disclosed in the Public Record. Rockyview has not filed any confidential material change reports which continue to be confidential. Rockyview is in compliance with the filing and certification requirements of each of National Instrument 51-102 (Continuous Disclosure Obligations) and Multilateral Instrument 52-109 (Certificate of Disclosure in Issuers' Annual and Interim Filings),

4.18 No Orders

No securities commission or similar regulatory authority, or stock exchange, in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Rockyview, no such proceeding is, to the knowledge of Rockyview, pending, contemplated or threatened and Rockyview is not in default of any requirement of any securities laws, rules or policies applicable to Rockyview or its securities.

4.19 Disclosure to Espoir

The data and information in respect of Rockyview and its business and operations provided by Rockyview to Espoir was and is accurate and correct in all material respects as of the respective dates thereof and Rockyview has not omitted to provide to Espoir any material information necessary in order for any information provided by Rockyview to Espoir not to be misleading in any material way.

4.20 Litigation

There are no actions, suits or proceedings pending, or to the knowledge of Rockyview, threatened against Rockyview before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves the possibility of any judgement against Rockyview and, to the best of its knowledge, there are no grounds upon which any such action, suits or proceedings may be commenced with reasonable likelihood of success.

4.21 Environmental

Except as set forth or included in the Disclosed Information:

(a) Rockyview is not aware of, and has not received, and is not aware of any circumstance which could lead to:

(i) any order or directive that relates to environmental matters and that requires any material work, repairs, construction or capital expenditures that is still outstanding; or

(ii) any demand or notice with respect to the material breach of any environmental, health or safety laws applicable to Rockyview, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants that is still outstanding;

(b) Rockyview has not received notice of and are not aware of any material environmental liabilities related to it, other than obligations in the ordinary course of business to abandon wells when they have ceased to be productive, remove production equipment when such equipment is no longer being used and restore and reclaim the surface sites thereof;

(c) all material environmental and health and safety permits, licenses, approvals, consents, certificates and other authorizations of any kind or nature ("Environmental Permits") necessary to be held by Rockyview or, to the best of the knowledge of Rockyview, any third party for the ownership, operation, development, maintenance, or use of any of its assets have been obtained and maintained in effect;

(d) Rockyview, its assets and the ownership, operation, development, maintenance and use of its assets are in material compliance with all environmental laws and with all material terms and conditions of all Environmental Permits; and

(e) there are no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by Rockyview or in which Rockyview has an interest or over which Rockyview has control, except

for any such spills, releases, deposits or discharges which, in aggregate, would not have a Material Adverse Effect.

4.22 Lease and Royalty Obligations

Rockyview has paid all lease and royalty obligations due in respect of its material properties and is not in default in any material respect of its obligations under any lease or other document evidencing title to any of its material properties except where the failure to make such payments or any such default would not have a Material Adverse Effect.

4.23 Operations

Any and all operations of Rockyview and, to the best of the knowledge of Rockyview, any and all operations by third parties, on or in respect of the assets and properties of Rockyview, have been conducted in accordance with good oilfield practices.

4.24 Tax Matters

(a) All Returns required to be filed by or on behalf of Rockyview have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Rockyview with respect to items or periods covered by such Returns.

(b) For all periods covered by the filed tax Returns disclosed in the Disclosed Information, Espoir has been furnished by Rockyview with true and complete copies of (i) the relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Rockyview or on behalf of Rockyview relating to Taxes and, (ii) all federal, provincial, state, local or foreign income or franchise tax Returns for Rockyview.

(c) No material deficiencies exist or have been asserted with respect to Taxes of Rockyview. Rockyview is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Rockyview or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Rockyview. The Returns of Rockyview have not been audited by a government or taxing authority since Rockyview's incorporation, nor is any such audit in process, pending or, to the knowledge of Rockyview, threatened.

(d) Rockyview has paid or provided adequate accruals in its financial statements for the six months ended June 30, 2005 for Taxes in accordance with Canadian GAAP.

(e) All filings made by Rockyview under which it has received or is entitled to government incentives have been made in all material respects in accordance with all applicable legislation and contain no misrepresentations of material fact and do not omit to state any material fact which could cause any amount previously paid or previously accrued on its accounts to be recovered or disallowed.

4.25 Debt/Working Capital

As at September 30, 2005, Rockyview had positive working capital of not less than $7.0 million.

4.26 Information Circular

The information, data and other material (financial or otherwise) in respect of Rockyview to be included in the Information Circular will be complete and correct in all material respects at the date thereof and will not contain any misrepresentations or any untrue statement of a material fact in respect of Rockyview and will not omit to state a material fact in relation to Rockyview necessary to make such information not misleading in light of the circumstances under which it is presented.

4.27 Flow-Through Obligations

Rockyview does not have any outstanding obligations to incur or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of the shares of Rockyview.

4.28 Production

As at September 30, 2005, Rockyview's production was not less than 75 barrels of oil and liquids per day and 5.7 Mmcf of natural gas per day.

4.29 Non-Arm's Length Debt

No director, officer, insider or other party not at arm's length to Rockyview is indebted to Rockyview and Rockyview is not a party to or bound by any agreement, guarantee, indemnification or endorsement or like commitment of the obligations, liabilities, (contingent or otherwise) or indebtedness of any person, firm or corporation.

4.30 Non-Arm's Length Interests

No director, officer, insider or other non-arm's length party to Rockyview, or any associate or affiliate thereof, has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty, interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Rockyview which will be effective after the Effective Date.

4.31 Insurance

The policies of insurance in force at the date hereof naming Rockyview as an insured and as disclosed in the Disclosed Information adequately covers all risks reasonably and prudently foreseeable in the operation and conduct of the business of Rockyview which would be customary in the business carried on by Rockyview, and to the knowledge of Rockyview, all such policies and insurance remain in force and effect and should not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

ARTICLE 5
CONDUCT OF BUSINESS

5.1 Conduct of Business

Each of Rockyview and Espoir covenants and agrees that, during the period from the date of this Agreement until the earlier of: (i) the Effective Time; or (ii) the date that this Agreement is terminated, except as required by law or as otherwise expressly permitted or specifically contemplated by

this Agreement, except with the written consent of the other party hereto (not to be unreasonably withheld):

(a) it shall conduct its business only in the usual and ordinary course of business and consistent with past practice, and shall use all commercially reasonable efforts to maintain and preserve its business, assets, employees and advantageous business relationships;

(b) it shall not: (i) amend its Governing Documents; or (ii) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares;

(c) it shall not take any actions which would or might be reasonably expected to materially impede or otherwise frustrate the completion of the Arrangement; and

(d) it shall refrain from taking any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect.

provided that Rockyview may carry out arm's length third party business combinations or asset acquisitions which its management and board of directors believe to be in the best interest of Rockyview and Rockyview Shareholders.

5.2 Integration of Operations

(a) From the date hereof, each of Rockyview and Espoir and their respective representatives will be permitted reasonable access to each other's offices and management personnel to permit them to be in a position to expeditiously integrate the business and operations of Espoir with those of Rockyview immediately upon but not prior to, the Effective Time, provided the activities of either party pursuant to this Section 5.2 do not cause any unreasonable disruptions to the other party's business or operations prior to the Effective Time and all such disclosure shall still be subject to the terms of the Confidentiality Agreement.

(b) Each of the parties hereto shall provide the other with all information reasonably necessary relating to its business and affairs, including access to officers, employees and field sites which each party may reasonably acquire in connection with the transaction contemplated hereby, which information shall be and remain subject to the Confidentiality Agreement. Each party shall conduct itself so as to keep the other fully informed as to its business and affairs and as to decisions required with respect to the most advantageous methods for supplying, operating and producing from its assets and shall co-operate with the other in respect thereof.

ARTICLE 6
COVENANTS OF ESPOIR

6.1 Interim Order

As soon as practicable, Rockyview and Espoir shall file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Rockyview and Espoir, acting reasonably.

6.2 Espoir Meeting

In a timely and expeditious manner, Espoir shall:

(a) forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by Espoir;

(b) prepare, in consultation with Rockyview, and file the Information Circular in all jurisdictions where the Information Circular is required to be filed and mail the Information Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the Information Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of mailing thereof and containing full, true and plain disclosure of all material facts relating to the Arrangement and Rockyview and not containing any misrepresentation (as defined under applicable securities laws) with respect thereto and which Information Circular shall include: (i) the unanimous determination (A. Scott Dawson abstaining) of the board of directors of Espoir that: the Arrangement is fair, in the best interests of Espoir and Espoir Shareholders; (ii) the unanimous recommendation of the board of directors of Espoir that the Espoir Shareholders vote in favour of the arrangement; and (iii) the fairness opinion of Espoir's financial advisor that the Arrangement is fair, from a financial point of view, to the Espoir Shareholders;

(c) convene the Espoir Meeting as soon as practicable and in any event no earlier than January 1, 2006 or by no later than January 12, 2006 as ordered by the Interim Order;

(d) provide notice to Rockyview of the Espoir Meeting and allow representatives of Rockyview to attend the Espoir Meeting unless such attendance is prohibited by the Interim Order;

(e) solicit proxies to be voted at the Espoir Meeting in favour of the Arrangement;

(f) promptly advise Rockyview of the number of Espoir Shares for which Espoir receives notices of dissent or written objections to the Arrangement and provide Rockyview with copies of such notices and written objections;

(g) conduct the Espoir Meeting in accordance with the Interim Order, the ABCA, the Espoir Governing Documents and as otherwise required by applicable Laws; and

(h) take all such actions as may be required under the ABCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

6.3 Amendments

In a timely and expeditious manner, Espoir shall prepare, in consultation with Rockyview, and file any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Information Circular with respect to the Espoir Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable legal requirements on the date of mailing thereof.

6.4 Final Order

Subject to the approval of the Arrangement at the Espoir Meeting, in accordance with the provisions of the Interim Order, Espoir shall forthwith file, proceed with and diligently prosecute an application for the Final Order.

6.5 Articles of Arrangement

Espoir shall forthwith carry out the terms of the Interim Order and the Final Order and, on the day of the receipt of the Final Order and the satisfaction or waiver of the conditions in favour of Rockyview and Espoir to be agreed by Espoir and Rockyview, file the Articles of Arrangement with the Registrar in order for the Arrangement to become effective.

6.6 Copy of Documents

Except for non-substantive communications, Espoir shall, as soon as reasonably possible, furnish to Rockyview a copy of each notice, report, schedule or other document or communication delivered, filed or received by Espoir in connection with the Arrangement, the Interim Order or the Espoir Meeting or any other meeting at which all Espoir Shareholders are entitled to attend, any filings under applicable Laws and any dealings with regulatory agencies (including the TSXV) in connection with, or in any way affecting, the transactions contemplated in this Agreement.

6.7 Insurance

Espoir shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

6.8 Certain Actions

Espoir shall:

(a) not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereunder or would render, or that reasonably may be expected to render, any representation or warranty made by Espoir in this Agreement untrue in any material respect at any time prior to the Effective Time if then made;

(b) not: (i) issue or agree to issue any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares other than pursuant to the exercise of Espoir Options; or (ii) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (iii) split, combine or reclassify any of its shares; (iv) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; (v) merge, amalgamate, or consolidate into or with any other person or company or enter into any other corporate reorganization, or sell all or any substantial part of its assets to any person or company, or perform any act or enter into any transaction or negotiation which can reasonably be expected to interfere or be inconsistent with the consummation of the Agreement; or (vi) enter into or modify any contract, agreement, commitment or arrangement with respect to

any of the foregoing, except as otherwise permitted by this Agreement or agreed to in writing by the other party hereto;

(c) it shall not create any new Espoir Severance Obligations and, except with respect to payment of the existing Espoir Severance Obligations (from which it shall make appropriate withholdings as required by applicable tax laws), it shall not grant to any officer or director an increase in compensation in any form, grant any general salary increase other than in accordance with the requirements of any existing agreements, grant to any other employee any increase in compensation in any form other than routine increases in the ordinary course of business, or make any loan to any officer or director;

(d) it shall not, without the prior written consent of Rockyview, adopt or amend or make any contribution to any bonus, profit sharing, option, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) it shall not, other than pursuant to a binding commitment entered into prior to the date hereof and disclosed to Rockyview: (i) sell, pledge, dispose of or encumber any assets except for production in the ordinary course of business, for consideration in excess of $50,000 individually or $200,000 in the aggregate; (ii) expend or commit to expend more than $50,000 individually or $200,000 in the aggregate with respect to capital expenses; (iii) incur any indebtedness for borrowed money or other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity make any other loans or advances, except in the ordinary course of business and in any event in excess of $50,000 individually or $200,000 in the aggregate; or (iv) enter into any hedges, swaps or other financial instruments or like transactions; (v) enter into any agreements for the sale and production having a term of more than (30) days; (vi) enter into any consulting or contract operating agreement that cannot be committed on (30) days or less notice without penalty; or (vi) enter to or modify the contract, agreement, commitment or arrangement with respect to any of the foregoing, except as otherwise permitted by this Agreement, or as agreed to in writing by Rockyview; and

(f) ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by Section 3.8 and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(g) use its commercially reasonable efforts to obtain the consent of each holder of Espoir Options to the Plan of Arrangement and to have each holder of Espoir Options enter into option termination agreements on terms satisfactory to Rockyview concurrent with the execution of this Agreement to ensure that on or before the Effective Date, all holders of Espoir Options shall have elected to: (i) exercise all of their "in-the-money" Espoir Options prior to the Effective Time and to surrender the balance of their Espoir Options prior to the Effective Time for a cash payment of $0.01 for each Espoir Option surrendered less any amounts required to be withheld and remitted under the Tax Act; or (ii) surrender all of their Espoir Options prior to the Effective Time in exchange for a cash payment for their "in-the-money" Espoir Options in an amount for each such Espoir Option equal to the difference between $3.19 and the exercise price of such Espoir Option less any amounts required to be withheld and remitted under the Tax Act and to surrender the balance of their Espoir Options prior to the Effective Time for a cash payment of $0.01 for each

Espoir Option surrendered less any amounts required to be withheld and remitted under the Tax Act;

(h) promptly notify Rockyview of: (i) any Material Adverse Change, or any change which could reasonably be expected to become a Material Adverse Change, in respect of the business or in the conduct of the business of Espoir; (ii) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated); (iii) any breach by Espoir of any covenant or agreement contained in this Agreement; and (iv) any event occurring subsequent to the date hereof that would render any representation or warranty of Espoir contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or incorrect in any material respect.

6.9 No Compromise

Espoir shall not settle or compromise any claim brought by any present, former or purported holder of any securities of Espoir in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Rockyview, such consent not to be unreasonably withheld or delayed.

6.10 Satisfaction of Conditions

Espoir shall use all commercially reasonable efforts to satisfy or cause the satisfaction of the conditions precedent to their obligations and the obligations of Rockyview hereunder set forth in Article 9 hereof to the extent the same is within their control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using their commercially reasonable efforts to:

(a) obtain the approval of holders of 66⅔% of each of Espoir A Shares and Espoir B Shares to the Arrangement, subject to the proviso set forth in Section 6.16 hereof;

(b) obtain all consents, approvals and authorizations as are required to be obtained by them under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on Espoir;

(c) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by them in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(d) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(e) fulfil all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Espoir; and

(f) co-operate with Rockyview in connection with the performance by Rockyview of its obligations hereunder.

6.11 Refrain from Certain Actions

Espoir shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or which would have a Material Adverse Effect on Espoir provided that where Espoir is required to take any such action or refrain from taking such action (subject to its commercially reasonable efforts) as a result of this Agreement, it shall immediately notify Rockyview in writing of such circumstances.

6.12 Employment Agreements

Espoir shall not enter into any written or verbal employment agreements or consulting agreements whereunder it is obligated to make payments exceeding $25,000 in aggregate or which are for a term of more than three months.

6.13 Co-operation

Espoir shall make, or co-operate as necessary in the making of, all other necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

6.14 Closing Documents

Espoir shall execute and deliver, deliver or cause to be delivered at the closing of the transactions contemplated hereby such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably.

6.15 Unaudited Financial Statements

Espoir shall provide to Rockyview its unaudited interim financial statements for the nine months ended September 30, 2005 on or before November 15, 2005.

6.16 Non-Solicitation

Espoir covenants and agrees that, during the period from the date of this Agreement until the earlier of: (i) the Effective Time; or (ii) the date that this Agreement is terminated, except with the written consent of Rockyview or as otherwise expressly permitted or specifically contemplated by this Agreement Espoir shall:

(a) immediately cease and cause to be terminated any existing discussions or negotiations or other proceedings initiated prior to the date hereof by Espoir, or its officers, directors, employees, financial advisors, representatives and agents ("Representatives") or others with respect to any proposed Acquisition Proposal and shall request the return or destruction of any confidential information previously provided to any such third parties;

(b) not directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) any inquiries or the making of any proposal or offer that constitutes or may reasonably be expected to lead to a Acquisition Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Acquisition Proposal;

(c) not release any person from any confidentiality or standstill agreement to which Espoir and such person are parties or amend any such agreement; and

(d) exercise all rights to require the return of information regarding Espoir previously provided to such persons and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding Espoir.

Notwithstanding the above, Espoir may:

(e) engage in discussions or negotiations with any person who (without any solicitation, initiation or encouragement, directly or indirectly, by Espoir, or its Representatives) seeks to initiate such discussions or negotiations and may furnish such third person information concerning Espoir and its business, properties and assets if, and only to the extent that:

  (i) the other person has first made a Superior Proposal in respect of which the funds or other consideration necessary for completion thereof are or are reasonably likely to be available and Espoir's board of directors has concluded in good faith, after considering applicable Law and receiving the written advice of its counsel, that such action is required by the Espoir board of directors to comply with fiduciary duties under applicable Law;

  (ii) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Espoir provides immediate notice orally and in writing to Rockyview specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect to a Superior Proposal, receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the Confidentiality Agreements, and provides Rockyview with a copy of such Superior Proposal and any amendments thereto and confirming in writing the determination of Espoir's board of directors that the Acquisition Proposal if completed would constitute a Superior Proposal;

  (iii) Espoir provides immediate notice to Rockyview at such time as it or such person or entity terminates any such discussions or negotiations; and

  (iv) Espoir immediately provides or makes available to Rockyview any information provided to any such person or entity whether or not previously made available to Rockyview;

(f) comply with Part 13 of the *Securities Act* (Alberta) with regard to a tender or exchange offer, if applicable, and similar rules under applicable Canadian securities laws relating to the provision of directors' circulars, and make appropriate disclosure with respect thereto to Espoir's shareholders; and

(g) accept, recommend, approve or implement an Superior Proposal from a third person, but only (in the case of this Subsection 6.16(g) if prior to such acceptance, recommendation, approval or implementation, Espoir's board of directors shall have concluded in good faith after considering all proposals to adjust the terms and conditions of this Agreement and the Arrangement which may be offered by Rockyview during the three (3) Business Day notice period set forth below and after receiving the written advice of its counsel, that such action is required by the Espoir board of directors to comply with fiduciary duties under applicable Law and subject to the next paragraph hereof.

Espoir shall give to Rockyview, orally and in writing, at least three (3) Business Days advance notice of any decision by the board of directors of Espoir to accept, recommend, approve or implement a Superior Proposal, which notice shall identify the party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. In addition, Espoir shall and shall cause its financial and legal advisors to negotiate in good faith with Rockyview to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Espoir to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Rockyview proposes to amend this Agreement and the Arrangement to provide superior value to that provided under the Superior Proposal within the three (3) Business Day time period specified above, then Espoir shall not enter into any definitive agreement regarding the Superior Proposal.

6.17 Break Fee

Provided Rockyview is not in material breach of this Agreement which makes it impossible or unlikely that one or more of the conditions to completion of the Arrangement would not be satisfied, Espoir agrees to pay Rockyview in cash (on the date of the occurrence of any event below) the amount of $1,750,000 (the "Break Fee") if:

(a) other than as a result of a Material Adverse Change in respect of Rockyview, the board of directors of Espoir fails to recommend that Espoir Shareholders vote in favour of the Arrangement or the board of directors of Espoir withdraws or, in a manner materially adverse to the Arrangement or the completion thereof, modifies or changes its recommendation to Espoir Shareholders to vote in favour of the Arrangement;

(b) the board of directors of Espoir shall have recommended that Espoir Shareholders deposit their Espoir Common Shares under, or vote in favour of, or otherwise accept an Acquisition Proposal other than with Rockyview;

(c) Espoir enters into an agreement with respect to an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 6.16 hereof), prior to the date of the Espoir Meeting;

(d) a *bona fide* Acquisition Proposal is made or announced and not withdrawn prior to the Espoir Meeting to all or substantially all holders of Espoir A Shares or Espoir B Shares, the Plan of Arrangement is not approved at the Espoir Meeting by at least 66⅔% of the holders of each of the Espoir A Shares and Espoir B Shares and the Acquisition Proposal is completed within twelve (12) months of the Meeting; or

(e) a breach by Espoir of any of its covenants, agreements, representations and warranties in the Agreement which makes it impossible or unlikely that all of the conditions of the Arrangement will be satisfied.

The provisions of this Section 6.17 shall survive termination of this Agreement (provided in the case of Subsection 6.17(d) hereof, such Acquisition Proposal shall have been made or announced prior to notice of termination).

Espoir shall never be obligated to make more than one payment pursuant to this Section 6.17. Espoir acknowledges that the payment amount set out in this Section 6.17 is payment of liquidated damages which is a genuine pre-estimate of the damages which Rockyview will suffer or incur as a result of the event giving rise to such damages and is not a penalty. Espoir irrevocably waives any right they may have to raise as a defence that any such liquidated damages are excessive or punitive. Rockyview agrees that

payment of the amount provided for in this Section 6.17 shall be Rockyview's sole remedy in connection with such event.

Espoir agrees that the Break Fee will be paid within 3 Business Days of the date of earliest of any of the events referred to in Subsections 6.17 (a) to (e) occur. Upon the date of the earliest such event occurring, Espoir shall be deemed to hold such sum in trust for Rockyview. In the event that an Acquisition Proposal is entered into, made or announced, as contemplated by Section 6.17(d), Espoir agrees, within three Business Days thereof, to deliver to Rockyview an irrevocable letter of credit, in form and substance satisfactory to Rockyview payable by a Canadian chartered bank in the amount of the Break Fee and which may be immediately drawn upon by Rockyview if the Break Fee is payable, as such other form of security is as satisfactory to Rockyview.

ARTICLE 7
COVENANTS OF ROCKYVIEW

7.1 Interim Order

As soon as practicable, Rockyview and Espoir shall file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Rockyview and Espoir, acting reasonably.

7.2 Rockyview Assistance

In a timely and expeditious manner, Rockyview shall:

(a) forthwith carry out such terms of the Interim Order and Final Order as applicable to it and will use its reasonable commercial efforts to assist Espoir in obtaining such orders; provided that nothing shall require Rockyview to consent to any modifications of this Agreement, the Plan of Arrangement or any of the obligations of Rockyview hereunder or thereunder;

(b) provide to Espoir, in a timely and expeditious manner, the Rockyview information for inclusion in the Information Circular and all other information as may be reasonably requested by Espoir or as is required by the Interim Order or applicable Laws with respect to Rockyview for inclusion in the Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable Laws on the date of issue thereof; and

(c) take all such actions as may be required under the ABCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

7.3 Articles of Arrangement

Rockyview shall forthwith carry out the terms of the Interim Order and the Final Order and, on the day of the receipt of the Final Order and the satisfaction or waiver of the conditions in favour of Rockyview and Espoir to be agreed by Espoir and Rockyview, file the Articles of Arrangement with the Registrar in order for the Arrangement to become effective.

7.4 Copy of Documents

Except for non-substantive communications, Rockyview shall, as soon as reasonably possible, furnish to Espoir a copy of each notice, report, schedule or other document or communication delivered, filed or received by Rockyview in connection with the Arrangement or the Interim Order, any

filings under applicable Laws and any dealings with regulatory agencies (including the TSX) in connection with, or in any way affecting, the transactions contemplated in this Agreement.

7.5 Insurance

Rockyview shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

7.6 Certain Actions

Rockyview shall:

(a) not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereunder or would render, or that reasonably may be expected to render, any representation or warranty made by Rockyview in this Agreement untrue in any material respect at any time prior to the Effective Time if then made;

(b) if requested by a holder of Espoir A Shares and on delivery by a holder of Espoir Shares of duly completed election forms within 120 days of the Effective Date of the Arrangement it will jointly elect with such shareholder pursuant to the terms of the subsection 85(1) of the Income Tax (Canada) with respect to the disposition of Espoir A Shares being made by such shareholder pursuant to the Arrangement;

(c) use reasonable commercial efforts to obtain conditional approval of the listing of Rockyview Shares issuable under the Arrangement on the TSX prior to the mailing of the Information Circular;

(d) use reasonable commercial efforts to maintain its status as a "reporting issuer" (or similar designated entity) not in default in all of the provinces of Canada where it is currently a reporting issuer in material compliance with all applicable Laws and to maintain the listing of the outstanding Rockyview Shares on the TSX; and

(e) promptly notify Espoir of (A) any Material Adverse Change, or any change which could reasonably be expected to become a Material Adverse Change, in respect of the business or in the conduct of the business of Rockyview, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Rockyview of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Rockyview contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or incorrect in any material respect.

7.7 Satisfaction of Conditions

Rockyview shall use all commercially reasonable efforts to satisfy or cause the satisfaction of the conditions precedent to its obligations and the obligations of Espoir hereunder set forth in Article 9 hereof to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all

applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(a) obtain all consents, approvals and authorizations as are required to be obtained by Rockyview under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on Rockyview;

(b) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(c) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(d) fulfil all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Rockyview; and

(e) co-operate with Espoir in connection with the performance by each of them of their obligations hereunder.

7.8 Refrain from Certain Actions

Rockyview shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or which would have a Material Adverse Effect on Rockyview, provided that where Rockyview is required to take any such action or refrain from taking such action (subject to its commercially reasonable efforts) as a result of this Agreement, Rockyview shall immediately notify Espoir in writing of such circumstances.

7.9 Co-operation

Rockyview shall make, or co-operate as necessary in the making of, all other necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

7.10 Closing Documents

Rockyview shall execute and deliver, deliver or cause to be delivered at the closing of the transactions contemplated hereby such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably.

7.11 Unaudited Financial Statements

Rockyview shall provide to Espoir its unaudited interim financial statements for the nine months ended September 30, 2005 on or before November 15, 2005.

ARTICLE 8
CONDITIONS

8.1 Mutual Conditions

The respective obligations of Rockyview and Espoir to complete the transactions contemplated hereby are subject to the fulfilment of the following conditions at or before the Effective Time or such other time as is specified below:

(a) on or prior to December 9, 2005, the Interim Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;

(b) the Arrangement, with or without amendment, shall have been approved at the Espoir Meeting by 66⅔% of each of the holders of the Espoir A Shares and the Espoir B Shares, in accordance with the provisions of the ABCA, the Interim Order and the requirements of any applicable regulatory authorities;

(c) the Final Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(d) the Articles of Arrangement shall be in form and substance satisfactory to the parties hereto, acting reasonably;

(e) the Effective Date shall be on or before January 31, 2006, subject to any extension available to a party hereto pursuant to Section 8.4 hereof;

(f) there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which is materially adverse to Rockyview or Espoir;

(g) the TSX shall have conditionally approved the listing thereon of the Rockyview Shares to be issued pursuant to the Arrangement as of the Effective Date, or as soon as possible thereafter, subject to compliance with the usual requirements of the TSX;

(h) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, the failure of which to obtain or the non-expiry of which would be materially adverse to Rockyview or Espoir or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party hereto;

(i) holders of not more than 5% of the outstanding Espoir A Shares or holders of not more than 20% of the Espoir B Shares shall have exercised rights of dissent in connection with the Arrangement that have not been withdrawn as at the Effective Date;

(j) all outstanding Espoir Options shall have been exercised or shall have been surrendered, terminated or expired prior to the Effective Time (including by way of cash buy-out of "in-the-money" Espoir Options at the election of the holder of such Espoir Options in accordance with the terms of this Agreement), as evidenced by a certificate from a senior officer of Espoir confirming that all Espoir Options have been exercised, cancelled or terminated, or Rockyview shall be otherwise satisfied that the Espoir Options will no longer represent any right to acquire Espoir Shares after giving effect to the Arrangement;

(k) unless Espoir has put in place "trailing" or "run-off" directors' and officers' liability insurance for all present and former directors and officers of Espoir, which shall be for not more than a period of three years, with substantially the same coverage and amounts containing substantially similar terms and conditions as Espoir's current directors' and officers' liability insurance, and at an aggregate cost of not more than $50,000, Rockyview and Espoir shall enter into written agreements effective as of the Effective Date satisfactory to each of Rockyview and Espoir, acting reasonably, pursuant to which Rockyview shall agree that, for a period of three years after the Effective Date, it shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Espoir providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of Espoir with respect to claims arising from facts or events which occurred before the Effective Date with substantially the same coverage and amounts containing substantially similar terms and conditions to Espoir's current directors' and officers' liability insurance, and at an aggregate cost of not more than $50,000 or if not available at such price, such similar coverage as may be obtained by Rockyview, in its sole determination, for $50,000;

(l) without limiting the scope of the foregoing conditions, all regulatory, third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements which either Rockyview or Espoir shall consider necessary or desirable in connection with the Arrangement shall have been obtained in form satisfactory to them; and

(m) this Agreement shall not have been terminated pursuant to Article 9 hereof.

The foregoing conditions are for the mutual benefit of the parties hereto and may be waived, in whole or in part, by a party hereto in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before January 31, 2006 or, if earlier, the date required for the performance thereof, then, subject to Section 8.4 hereof, a party hereto may rescind and terminate this Agreement by written notice to the other of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a material breach of this Agreement by such rescinding party hereto.

8.2 Rockyview Conditions

(a) on or before November 3, 2005 Rockyview shall have completed a site inspection and a review of environmental matters relating to the non-operated owned and leased assets of Espoir, which in its sole discretion, acting reasonably, is satisfactory to Rockyview.

(b) The obligation of Rockyview to complete the transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as is specified below:

(c) the representations and warranties made by Espoir in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the

extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and Espoir shall have provided to Rockyview an officer's certificate certifying such accuracy on the Effective Date;

(d) Espoir shall have complied in all material respects with its covenants herein, and Espoir shall have provided to Rockyview an officer's certificate certifying that Espoir has so complied with its covenants herein;

(e) the directors of Espoir shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Espoir to permit the consummation of the Arrangement;

(f) immediately prior to the effective time of the Arrangement, Rockyview shall be satisfied that there are not more than an aggregate of 14,455,090 Espoir A Shares and 832,500 Espoir B Shares that are issued and outstanding or that are issuable on exercise of Espoir Options or other rights to acquire any Espoir Shares and Espoir shall provide to Rockyview a certificate to that effect immediately prior to the Effective Date;

(g) no action, suit or proceeding has been taken or threatened against Espoir before or by any court, tribunal or administrative body with the aim of preventing the Arrangement;

(h) all requisite regulatory approvals, including court approvals, if any, shall have been obtained and all requirements complied with by Espoir in connection with the Arrangement;

(i) there shall not have been a Material Adverse Change in respect of Espoir;

(j) the board of directors of Espoir shall not have withdrawn, modified or change any of its recommendation, approvals, resolutions or determinations referred to in Section 6.2(b) in a manner materially adverse to Rockyview or the completion of the Arrangement; and

(k) prior to mailing of the Information Circular, each of the directors, officers and employees of Espoir (other than those agreed to by Rockyview) shall have provided their resignations together with releases in favour of Espoir and Rockyview effective on the Effective Date, each in form and substance satisfactory and on terms as are satisfactory to Rockyview, acting reasonably.

The foregoing conditions are for the benefit of Rockyview and may be waived, in whole or in part, by Rockyview in writing at any time. If any of such conditions shall not be complied with or waived by Rockyview on or before January 31, 2006 or the date required for the performance thereof, if earlier, then subject to Section 8.4 hereof, Rockyview may rescind and terminate this Agreement by written notice to Espoir in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a material breach of this Agreement by Rockyview.

8.3 Espoir Conditions

The obligation of Espoir to complete the transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as is specified below:

(a) the representations and warranties made by Rockyview in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event

such representations and warranties shall be true and correct as of such earlier date), and Rockyview shall have provided to Espoir an officer's certificate thereof certifying such accuracy on the Effective Date;

(b) the directors of Rockyview shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Rockyview to permit the consummation of the Arrangement;

(c) Rockyview shall have complied in all material respects with its covenants herein and Rockyview shall have provided to Espoir an officer's certificate certifying that it has so complied with their covenants herein;

(d) no action, suit or proceeding has been taken or threatened against Rockyview before or by any court, tribunal or administrative body with the aim of preventing the Arrangement;

(e) all requisite regulatory approvals, including court approvals, if any, shall have been obtained and all requirements complied with by Rockyview in connection with the Arrangement; and

(f) there shall not have been a Material Adverse Change in respect of Rockyview.

The foregoing conditions are for the benefit of Espoir and may be waived, in whole or in part, by Espoir in writing at any time. If any of such conditions shall not be complied with or waived by Espoir on or before January 31, 2006 or, if earlier, the date required for the performance thereof, then, subject to Section 9.4 hereof, Espoir may rescind and terminate this Agreement by written notice to Rockyview in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a material breach of this Agreement by Espoir.

8.4 Notice and Cure Provisions

Each party hereto shall give prompt notice to the other hereto of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a) cause any of the representations or warranties of any other party hereto contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date;

(b) result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by any other party hereto prior to the Effective Date; or

(c) result in the failure to satisfy any of the conditions precedent in its favour contained in Sections 8.1, 8.2 or 8.3 hereof, as the case may be.

Subject as herein provided, a party hereto may elect not to complete the transactions contemplated hereby pursuant to the provisions contained in Sections 8.1, 8.2 or 8.3 hereof or exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the sending of the Articles of Arrangement to the Registrar, the party hereto intending to rely thereon has delivered a written notice to the other party hereto specifying in reasonable detail the breaches of covenants or representations and warranties or other matters which the party hereto delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition or termination right, as the case may be, and (ii) if any such notice is delivered, and a party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the party hereto which has delivered such notice

may not terminate this Agreement until the later of January 31, 2006 and the expiration of a period of 30 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Rockyview Meeting or the Espoir Meeting, such meeting shall be postponed until the expiry of such period.

8.5 Merger of Conditions

The conditions set out in Sections 8.1, 8.2 or 8.3 hereof shall be conclusively deemed to have been satisfied, waived or released upon the issue of a certificate in respect of the Articles of Arrangement under the ABCA. Rockyview and Espoir acknowledge and agree that they shall have no right to file the Articles of Arrangement unless such conditions have been satisfied, fulfilled or waived.

ARTICLE 9
AMENDMENT AND TERMINATION

9.1 Amendment

This Agreement may, at any time and from time to time before or after the holding of the Espoir Meeting, be amended by mutual written agreement of the parties hereto without, subject to applicable Law, further notice to or authorization on the part of the Espoir Shareholders, and any such amendment may, without limitation:

(a) change the time for the performance of any of the obligations or acts of any of the parties hereto;

(b) waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of any of the parties hereto; and

(d) waive compliance with or modify any condition herein contained;

provided that no such amendment shall reduce the consideration to be received by the Espoir Shareholders without the approval of the Espoir Shareholders, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

9.2 Alternative Transaction

The parties hereto acknowledge and agree that, based upon tax, corporate, securities or other legal and other considerations, it may be more advantageous or appropriate to carry out the transaction contemplated herein by way of another form of plan of arrangement, amalgamation or take-over bid or other form of transaction ("Other Transaction"). In the event of such determination the parties agree to negotiate all such agreements, documents and arrangements that may be necessary or desirable to carry out the Other Transaction, provided that provisions hereof shall apply mutatis mutandis, to such Other Transaction.

9.3 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of the parties hereto;

(b) as provided in Sections 8.1, 8.2 or 8.3 hereof, subject to Section 8.4 hereof;

(c) by Rockyview or by Espoir if the Espoir Meeting shall have been held and completed and the approval of the Arrangement by Espoir Shareholders required by Subsection 8.1(b) hereof shall not have occurred;

(d) by Rockyview if the directors of Espoir shall have withdrawn or modified in a manner adverse to Rockyview their approval or recommendation of the Arrangement or shall have approved or recommended any Alternative Transaction;

(e) by either party if the Break Fee pursuant to Subsection 6.17 shall have become payable;

(f) by Espoir or by Rockyview in the event that the Arrangement does not become effective on or before January 31, 2006, subject to Section 8.4 hereof; and

(g) by either Espoir or Rockyview, if there has been a breach or non-performance by the other party of any representation, warranty or covenant contained in this Agreement that would have or would be reasonably likely to have a Material Adverse Effect on the party seeking to terminate, provided the breaching or non-performing party has been given notice of and three days to cure any such misrepresentation, breach or non-performance, other than in respect of Section 6.17;

provided that any termination by a party hereto in accordance with this Section 9.3 shall be made by such party delivering written notice to the other party or parties hereto prior to the Effective Date specifying in reasonable detail the matter or matters giving rise to such termination right.

9.4 Effect of Termination

In the event of the termination of this Agreement as provided in Section 9.3, this Agreement shall forthwith have no further force or effect, other than Section 6.17 (as provided therein) and 10.3 which shall survive termination, and there shall be no obligation on the part of Espoir or Rockyview hereunder except those obligations that have accrued to such date. Nothing herein shall relieve any party from liability for any breach of this Agreement accruing prior to termination.

ARTICLE 10
GENERAL

10.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following addresses or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Calgary time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties hereto shall be as follows:

(a) if to Espoir:

Espoir Exploration Corp.
Suite 700, 520 – 5th Avenue S.W.
Calgary, AB T2P 3R7

Attention: Bruce M. Beynon, President and Chief Executive Officer
Facsimile No.: (403) 294-1455

with a copy to:

Burstall Winger LLP
Suite 3100, 324 – 8th Avenue S.W.
Calgary, Alberta T2P 2Z2

Attention: Harley Winger
Facsimile No.: (403) 266-6016

(b) if to Rockyview:

Rockyview Energy Inc.
Suite 2250, 801 – 6th Avenue S.W.
Calgary, AB T2P 3W2

Attention: Steven Cloutier, President and Chief Executive Officer
Facsimile No.: (403) 538-5050

with a copy to:

Burnet Duckworth Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, AB T2P 3N9

Attention: Fred Davidson
Facsimile No.: (403) 260-0337

10.2 Remedies

The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, Rockyview (if Espoir is the breaching party) or Espoir (if Rockyview is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto.

10.3 Expenses

Except as expressly contemplated herein, each party hereto agrees to bear its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Espoir Meeting and the preparation and mailing of the Information Circular, including legal fees, accounting fees, printing costs, financial advisor fees and all disbursements by advisors.

10.4 Time of the Essence

Time shall be of the essence in this Agreement.

10.5 Entire Agreement

This Agreement and the Confidentiality Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof including the Agreement in Principal. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein or therein. To the extent there is any inconsistency between this Agreement and the Confidentiality Agreement, this Agreement shall supersede the Confidentiality Agreement.

10.6 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

10.7 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the Laws of the Province of Alberta and the laws of Canada applicable therein but the reference to such Laws shall not, by conflict of laws rules or otherwise, require the application of the Law of any jurisdiction other than the Province of Alberta. Each party hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

10.8 Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same.

10.9 Waiver

No waiver or release by any party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 10.1 hereof.

10.10 Enurement and Assignment

This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

10.11 Release of Standstill

Each of Espoir and Rockyview release the other and consent to the transactions contemplated hereby pursuant to section 7 of the Confidentiality Agreement in respect of the transactions contemplated hereby.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

ESPOIR EXPLORATION CORP.

Per: *"Bruce M. Beynon"*
Name: Bruce M. Beynon
Title: President and Chief Executive Officer

ROCKYVIEW ENERGY INC.

Per: *"Steven Cloutier"*
Name: Steven Cloutier
Title: President and Chief Executive Officer

SCHEDULE A
PLAN OF ARRANGEMENT
DATED OCTOBER 31, 2005

UNDER SECTION 193

OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(c) "**Arrangement Agreement**" means the arrangement agreement dated October 31, 2005 between Espoir and Rockyview with respect to the Arrangement, and all amendments thereto;

(d) "**Arrangement Resolution**" means the special resolution in respect of the Arrangement to be voted upon by Espoir Shareholders at the Espoir Meeting;

(e) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(f) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

(g) "**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement;

(h) "**Court**" means the Court of Queen's Bench of Alberta;

(i) "**Depositary**" means Olympia Trust Company, or such other trust company as may be agreed to by Espoir and Rockyview;

(j) "**Dissent Rights**" means the right of a Espoir Shareholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the Espoir Shares in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

(k) "**Dissenting Shareholder**" means a registered Espoir Shareholder who validly exercises the rights of dissent provided to it under the Interim Order;

(l) "**Effective Date**" means the date on which the Arrangement is effective under the ABCA;

(m) **"Effective Time"** means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(n) **"Espoir A Shares"** means the class A shares of Espoir as constituted on the date hereof and shall also be deemed to include, as the context requires, any Espoir A Shares which may be issued after the date hereof pursuant to the exercise of Espoir Options, or the change of Espoir B Shares to Espoir A Shares pursuant to the Arrangement;

(o) **"Espoir B Shares"** means the class B shares of Espoir as constituted on the date hereof;

(p) **"Espoir Meeting"** means the special meeting of Espoir Shareholders to be held and any adjournments thereof to consider and vote on the Arrangement Resolution among other matters;

(q) **"Espoir Shares"** means the Espoir A Shares and the Espoir B Shares;

(r) **"Espoir Options"** means the outstanding stock options, whether or not vested, to acquire Espoir A Shares;

(s) **"Espoir Optionholders"** means the holders of Espoir Options;

(t) **"Espoir Shareholders"** means the holders of Espoir Shares;

(u) **"Final Order"** means the final order of the Court approving the Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(v) **"Information Circular"** means the information circular and proxy statement to be prepared by Espoir and forwarded to Espoir Shareholders in respect of the Espoir Meeting;

(w) **"Interim Order"** means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(x) **"Letter of Transmittal"** means the letter of transmittal enclosed with the Information Circular pursuant to which Espoir Shareholders are required to deliver certificates representing Espoir Shares to the Depositary;

(y) **"Maximum Cash Consideration"** shall have the meaning set forth in Section 3.1(f);

(z) **"Maximum Share Consideration"** shall have the meaning set forth in Section 3.1(f);

(aa) **"Person"** means any individual, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

(bb) **"Registrar"** means the Registrar appointed under section 263 of the ABCA;

(cc) **"Rockyview"** means Rockyview Energy Inc., a corporation amalgamated under the *Business Corporations Act* (Alberta);

(dd) **"Rockyview Shares"** means the common shares of Rockyview;

(ee) **"Rockyview Shareholder"** means the holders of Rockyview Shares; and

(ff) "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.l. (5th Supp), as amended, including the regulations promulgated thereunder;

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective at, and be binding on and after, the Effective Time, on: (i) the holders of Espoir A Shares; (ii) the holders of Espoir B Shares, (iii) the Espoir Optionholders; (iv) Espoir; and (v) Rockyview.

2.3 The Articles of Arrangement and the Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1 The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially at the Effective Time:

(a) each Espoir Option that has not been duly exercised for Espoir A Shares shall be transferred to Rockyview for cash consideration equal to $0.01 per Espoir Option and shall be deemed to be cancelled;

(b) the articles of Espoir shall be amended to change the issued and outstanding Espoir B Shares such that each Espoir B Share (other than those of dissenting shareholders holding Espoir B Shares) shall be changed into 3.1348 Espoir A Shares;

(c) the stated capital of the Espoir A Shares shall be increased by an amount equal to the stated capital of Espoir B Shares;

(d) subject to Section 3.1(e) and to the Maximum Cash Consideration and the Maximum Share Consideration, each Espoir A Share (including those Espoir A Shares issued pursuant to Section 3.1(b) above and Espoir A Shares issued, if any, as a result of the exercise of any Espoir Options) shall be transferred to Rockyview in exchange for one of the following (at the election of the holder of such Espoir A Share):

(i) 0.5148 of a Rockyview Share; or

(ii) cash of $3.19;

subject to the Maximum Cash Consideration and the Maximum Share Consideration, provided that holders of Espoir A Shares not making an election shall receive only Rockyview Shares;

(e) Rockyview shall not be obligated to pay more than $8,325,000 in cash (the "Maximum Cash Consideration"), nor issue more than 7,445,000 Rockyview Shares (the "Maximum Share Consideration"), in aggregate to acquire the Espoir Shares and for greater clarity:

(i) the cash consideration paid by Rockyview to acquire Espoir Options pursuant to Section 3.1(a) shall not be included as part of the Maximum Cash Consideration;

(ii) if holders of Espoir A Shares elect to receive Rockyview Shares exceeding the Maximum Share Consideration, then each holder of Espoir A Shares requesting Rockyview Shares will receive the number of Rockyview Shares (determined to the nearest whole number by rounding down) when the Maximum Share Consideration is multiplied by a fraction the numerator of which is the number of Rockyview Shares requested by such holder and the denominator of which is the number of Rockyview Shares requested by all holders of Espoir A Shares, and each holder of Espoir A Shares will exchange a portion of the holder's Espoir A Shares in exchange for that number of Rockyview Shares so determined and will exchange the remaining number of the Espoir A Shares held by such holder for cash; and

(iii) if holders of Espoir A Shares elect to receive cash exceeding the Maximum Cash Consideration, then each holder of Espoir A Shares requesting cash will receive that amount of cash when the Maximum Cash Consideration is multiplied by a fraction the numerator of which is the cash consideration requested by such holder and the denominator of which is the aggregate cash consideration requested by all holders of Espoir A Shares, and each holder of Espoir A Shares will exchange a portion of the holder's Espoir A Shares in exchange for that amount of cash consideration so determined and will exchange the remaining number of the Espoir A Shares held by such holder for Rockyview Shares;

(f) the Espoir A Shares and Espoir B Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Espoir and cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as shareholders of Espoir, other than the right to be paid the fair value of their Espoir Shares.

3.2 Subject to Article 5 with respect to Dissenting Shareholders, at the Effective Time:

(a) upon the exchange by Espoir Optionholders of Espoir Options for cash consideration pursuant to Section 3.1(a), each Espoir Optionholder shall cease to be a Espoir Optionholder and the name of such holder shall be removed from the register of Espoir Optionholders;

(b) upon the change of Espoir B Shares into Espoir A Shares pursuant to Section 3.1(b):

(i) each Espoir B Share shall, and shall be deemed to be changed as described in Section 3.1(b) without any further action being taken by the holder thereof;

(ii) each holder of Espoir B Shares shall cease to be a holder of Espoir B Shares and the name of such holder shall be removed from the register of holders of Espoir B Shares; and

(iii) each such holder shall be added to the registers of holders of Espoir A Shares with respect to the Espoir A Shares to which such holder is entitled pursuant to Section 3.1(b).

ARTICLE 4
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1 From and after the Effective Time, certificates formerly representing Espoir Shares under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 5.1, to receive the fair value of the Espoir Shares represented by such certificates.

4.2 From and after the Effective Time, the option agreements providing for the Espoir Options shall represent only the right to receive the consideration to which the holders thereof are entitled under the Arrangement.

4.3 Rockyview shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Espoir Shares of a duly completed Letter of Transmittal and the certificates representing such Espoir Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder, certificates representing the number of Rockyview Shares issued to such holder under the Arrangement and/or cheques representing the cash payment to which such holder is entitled under the Arrangement.

4.4 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Espoir Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to Rockyview and its transfer agent, which bond is in form and substance satisfactory to

Rockyview and its respective transfer agent, or shall otherwise indemnify Rockyview and its respective transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5 Any certificate formerly representing Espoir Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the tenth (10th) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Espoir Shares to receive: (i) the certificates representing Rockyview Shares; and/or (ii) any cash amount.

4.6 No certificates representing fractional Rockyview Shares shall be issued pursuant to the Plan of Arrangement. In lieu of any fractional Rockyview Shares, each beneficial holder of Espoir Common Shares otherwise entitled to a fractional interest in Rockyview Shares will receive the nearest whole number of Rockyview Shares.

ARTICLE 5
DISSENTING SHAREHOLDERS

5.1 Each registered holder of Espoir A Shares and Espoir B Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Espoir A Shares or Espoir B Shares, as applicable, and shall only be entitled to be paid the fair value of the holder's Espoir A Shares or Espoir B Shares, as applicable. A Dissenting Shareholder who is paid the fair value of the holder's Espoir A Shares or Espoir B Shares, as applicable, shall be deemed to have transferred the holder's Espoir A Shares or Espoir B Shares, as applicable, for cancellation at the Effective Time, notwithstanding the provisions of section 191 of the ABCA. A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the holder's Espoir A Shares or Espoir B Shares, as applicable, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Espoir A Shares or Espoir B Shares, as applicable, notwithstanding the provisions of section 191 of the ABCA. The fair value of the Espoir A Shares or Espoir B Shares, as applicable, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Espoir A Shares and Espoir B Shares at the Espoir Meeting; but in no event shall Espoir be required to recognize any Dissenting Shareholder as a shareholder of Espoir after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 6
AMENDMENTS

6.1 Espoir and Rockyview may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Espoir Meeting, approved by the Court; and (iii) communicated to holders of Espoir Shares and Espoir Options, if and as required by the Court.

6.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Espoir and Rockyview at any time prior to or at the Espoir Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Espoir Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Espoir and Rockyview may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Espoir Meeting and prior to the Effective Time with the approval of the Court.

6.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by Rockyview, provided that it concerns a matter which, in the reasonable opinion of Rockyview, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Rockyview, or any former holder of Espoir Shares or Espoir Options.

SCHEDULE B

FORM OF LOCK-UP AGREEMENT

[Name and address of Securityholder]

October 31, 2005

Dear Sir:

Re: Arrangement Agreement dated October 31, 2005 between Rockyview Energy Inc. and Espoir Exploration Corp. (the "Arrangement Agreement")

Reference is made to the Arrangement Agreement between Rockyview Energy Inc. ("**Rockyview**") and Espoir Exploration Corp. ("**Espoir**") dated October 31, 2005 (the "**Arrangement Agreement**") contemplating a plan of arrangement (the "**Arrangement**") under the *Business Corporations Act* (Alberta) involving Rockyview and Espoir and pursuant to which Rockyview will acquire all of the issued and outstanding securities of Espoir. Unless otherwise defined herein, all capitalized terms referred to herein shall have the meanings attributed thereto in the Arrangement Agreement.

We understand that you (the "**Selling Securityholder**") or your affiliates beneficially own, directly or indirectly, or exercise control or direction over, the number of Espoir A Shares, Espoir B Shares and Espoir Options set forth in your acceptance at the end of this agreement.

Any references in this agreement to Espoir A Shares owned or controlled by the Selling Securityholder shall mean such number of Espoir A Shares and, where the context requires, shall include all Espoir A Shares issued to the Selling Securityholder after the date hereof pursuant to the exercise of Espoir Options.

This agreement sets out the terms and conditions upon which the Selling Securityholder has agreed, among other things, to support the Arrangement and to vote, or cause to be voted in favour of the Arrangement, all of the Espoir A Shares (including Espoir A Shares issuable upon the exercise of Espoir Options) and Espoir B Shares held by the Selling Securityholder that are, or will be, beneficially owned or controlled by the Selling Securityholder.

1. Representations of Selling Securityholder

The Selling Securityholder represents and warrants to Rockyview that:

(a) it is the beneficial owner of the number of Espoir A Shares, Espoir B Shares and the number of Espoir Options (collectively, the "**Undersigned's Securities**") set forth opposite the name of the undersigned below and the Undersigned's Securities are all of the Espoir A Shares, Espoir B Shares and Espoir Options beneficially owned, directly or indirectly, by the Selling Securityholder;

(b) the Selling Securityholder is duly authorized to execute and deliver this agreement and this agreement is a valid and binding agreement enforceable against the Selling Securityholder in accordance with its terms; neither the execution of this agreement by the Selling Securityholder nor the completion by the Selling Securityholder of the transactions contemplated hereby will

constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the undersigned will be a party or by which it will be bound at the time of such completion;

(c) at the effective date of the Arrangement, the Selling Securityholder will have (without exception) valid and marketable title to the Undersigned's Securities free and clear of all claims, liens, charges, encumbrances and security interests, except for the Selling Securityholder's obligations under this agreement; and

(d) other than the Espoir Options, the Selling Securityholder has no agreement, option, right or privilege capable of becoming an agreement, option, right or privilege, for the purchase, subscription or issuance of any of the unissued shares in the capital of Espoir or for the issue of any other securities of any nature or kind of Espoir.

2. Covenants of Selling Securityholder

By the acceptance of this agreement, the Selling Securityholder hereby agrees, subject to the terms of **Section 6** of this agreement, from the date hereof until the earlier of the termination of this agreement and the Effective Time, to:

(a) not withdraw any proxy (if any) delivered to Espoir pursuant to the Arrangement, except in accordance with the provisions of **Section 6** hereof;

(b) vote all of the Undersigned's Espoir A Shares, Espoir B Shares and any other Espoir A Shares, Espoir B Shares (collectively, the "**Espoir Securities**") acquired by the Selling Securityholder prior to the Espoir Meeting and any other Espoir Securities over which control or direction is exercised by the Selling Securityholder, in approval of the Arrangement and any resolutions or matters relating thereto at any meeting of the securityholders of Espoir called to consider the same and, with respect to any other matter relating to the Arrangement that may be put before the securityholders of Espoir, as Rockyview may direct;

(c) not exercise any statutory rights of dissent or appraisal in respect of any resolution approving the Arrangement, or any aspect thereof, and not exercise any other securityholder rights or remedies available at common law, pursuant to the *Business Corporations Act* (Alberta) or otherwise to delay, hinder, upset or challenge the Arrangement;

(d) not (without the prior consent of Rockyview) sell, assign, transfer or otherwise convey or dispose of any of the Undersigned's Securities or any other Espoir Securities acquired by the Selling Securityholder prior to the Effective Time (except to an affiliate of the Selling Securityholder provided that such affiliate agrees to be bound by the terms of this agreement and provided that the Selling Securityholder remains liable for the performance by such affiliate of all terms and obligations of the Selling Securityholder hereunder);

(e) not, and will use its reasonable endeavours to cause Espoir not to (without the prior consent of Rockyview), directly or indirectly, initiate, solicit, cause, facilitate or participate in any offer, proposal or expression of interest (confidential or otherwise) to acquire any assets of Espoir outside of the ordinary course of business of Espoir or any of Espoir's issued or unissued securities, whether directly or indirectly; induce, directly or indirectly, or attempt to induce any other person to initiate any securityholder proposal; provide any information concerning securities, assets or the business or operations of Espoir to any third person out of the ordinary course of business (except upon compulsion of a regulatory authority or a court of competent

jurisdiction); pursue any other material corporate acquisition or disposition, amalgamation, merger, arrangement, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or purchase or sale of assets or make any other material change to the business, capital or affairs of Espoir; or conduct any activity otherwise detrimental to the Arrangement; provided that the foregoing shall not prevent the board of directors or officers of Espoir from responding as required by law to any unsolicited bona fide submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure with respect thereto which in the judgment of the board of directors or upon advice of counsel is required or advisable under applicable law;

(f) vote as a securityholder of Espoir against any proposal submitted to the securityholders of Espoir involving any person other than Rockyview concerning any merger, sale of substantial assets, business combination, sale or purchase of shares or similar transaction involving Espoir or any of its subsidiaries; and

(g) vote as a securityholder of Espoir against any proposal submitted to the securityholders of Espoir which may reduce the likelihood of the Arrangement being successfully completed.

3. Espoir Options

The Selling Securityholder acknowledges and agrees that it is a condition to the completion of the Arrangement that all outstanding Espoir Options shall have been exercised, cancelled or otherwise terminated on terms and conditions satisfactory to Rockyview and the Selling Securityholder hereby covenants and agrees to either exercise all of the Espoir Options which the Selling Securityholder holds on the Effective Date or, in lieu of exercising such Espoir Options, Espoir will pay to the Selling Securityholder, immediately prior to the Effective Time, the difference between the exercise price of the "in-the-money" Espoir Options held by the Selling Securityholder and $3.19 multiplied by the number of Espoir A Shares that may be acquired upon the exercise of such Espoir Options less any amounts required to be withheld and remitted under the *Income Tax Act* (Canada), in exchange for the termination of their Espoir Options and the Selling Securityholder agrees to surrender all remaining unexercised Espoir Options to Espoir for cancellation for a cash payment of $0.01 for each Espoir Option less any amounts to be withheld and remitted under the *Income Tax Act* (Canada) effective immediately prior to the Effective Time. The Selling Securityholder agrees to take all such steps and execute all such agreements concurrent with the execution of this Agreement or at such other time as required by Rockyview as are deemed necessary by Rockyview so that the Espoir Options held by the Selling Securityholder are either repurchased, exercised, cancelled or terminated as contemplated in this agreement not later than immediately prior to the Arrangement becoming effective.

4. Fiduciary Duties

Nothing herein shall restrict or limit the actions of any director or officer required to be taken in the discharge of his fiduciary duties as a director or officer of Espoir.

5. Expenses

Rockyview and the Selling Securityholder agree to pay their own respective expenses incurred in connection with this agreement.

6. Termination

It is understood and agreed that the respective rights and obligations hereunder of Rockyview and the Selling Securityholder shall cease and this agreement shall terminate, if:

(a) the Arrangement does not become effective under the *Business Corporations Act* (Alberta) on or before January 31, 2006 (or such later date as Espoir and Rockyview may agree);

(b) the Arrangement is not approved by the requisite majority at a special meeting of the shareholders of Espoir called to consider the same;

(c) the Break Fee has been paid to or deposited with Rockyview in accordance with the Arrangement Agreement;

(d) that the Arrangement Agreement is terminated pursuant to Section 9.3 thereof; or

(e) Rockyview publicly announces that it has abandoned the Arrangement transaction.

In the event of termination of this agreement, this agreement shall forthwith be of no further force and effect and there shall be no continuing obligation or liability on the part of either the Selling Securityholder or Rockyview, except as set forth in **Section 5** and this **Section 6** which provisions shall survive the termination of this agreement. Nothing herein shall relieve any party from liability for any breach of this agreement.

7. Amendment

Except as expressly set forth herein, this agreement constitutes the whole of the agreement between the parties pertaining to the subject matter hereof and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

8. Assignment

Except as expressly set forth herein, no party to this agreement may assign any of its rights or obligations under this agreement without the prior written consent of the other party.

9. Disclosure

Prior to first public disclosure of the existence and terms and conditions of this agreement, none of the parties hereto shall disclose the existence of this agreement, or any details hereof, to any person other than Rockyview and its directors and officers or other Espoir Securityholders executing substantially similar agreements, without the prior written consent of the other parties hereto, except to the extent required by law or pursuant to a request from a stock exchange. The existence and terms and conditions of this agreement may be disclosed by Espoir and Rockyview in the press release issued in connection with the execution of the Arrangement Agreement and any information circular – proxy statement in connection therewith.

10. Enurement

This agreement will be binding upon and enure to the benefit of Rockyview, the Selling Securityholder and their respective executors, administrators, successors and permitted assigns.

11. Applicable Law

This agreement shall be governed and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdictions of the courts of the Province of Alberta.

12. Counterparts

This agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of telecopier.

Yours truly,

ROCKYVIEW ENERGY INC.

Per: ______________________________

ACCEPTANCE

The foregoing is hereby accepted as of and with effect from the date first above written and the Selling Securityholder hereby confirms that the Selling Securityholder beneficially owns _______ Espoir A Shares, _______ Espoir B Shares and _______ Espoir Options to acquire a further _______ Espoir Shares.

______________________________ ______________________________
Witness Name: •